UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 10, 2005

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

Dear Mr. McCorkle:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Wendy's by Domini Social Investments. We also have received a letter from the proponent dated January 24, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN · GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2004

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington, D.C. 20549

Re: <u>Securities Exchange Act of 1934/Rule 14a-8</u>

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Domini Social Investments LLC (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter, the Proposal and other correspondence we have engaged with the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 14, 2005.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(3), because the Proposal is vague and indefinite; and
- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

THE PROPOSAL

The Proposal, dated November 5, 2004, requests "that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005." The Proposal's supporting statement recommends that the Company use Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines") to prepare the report. The supporting statement merely provides cursory information on the GRI Guidelines and lists a website of the organization that developed the GRI Guidelines. A copy of the GRI Guidelines that was obtained from the website referenced in the Proposal is enclosed herewith as Exhibit A.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if <u>the proposal or its supporting statement</u> is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite," where the company argued that neither the shareholders nor the company would know how to implement the proposal). Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals are still subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> * * *
>
> . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff recently has permitted other companies to omit substantively similar proposals from their proxy materials under Rule 14a-8(i)(3) on the basis that the proposals were vague and indefinite. See, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003) (exclusion of proposals requesting preparation of GRI Guideline-based sustainability reports on the basis that the proposals are vague and indefinite).

The Proponent of this Proposal was also the proponent of the shareholder proposal submitted to Lowe's Companies, Inc. in which the Staff ruled that the company could exclude the proposal under Rule 14a-8(i)(3) because it was "vague and indefinite." Lowe's Companies, Inc. (March 3, 2004). The Proponent has submitted a substantively similar proposal to the Company (as compared to the Lowe's proposal), but has placed language regarding the GRI Guidelines in this Proposal in the supporting statement rather than in the resolution. However, as the Staff has clarified in Staff Legal Bulletin No. 14B, proposals that are so inherently vague or indefinite that neither the shareholders nor the company implementing the proposal can determine with reasonable certainty exactly what actions or measures the proposal requires are still subject to exclusion—this applies likewise, to situations "where the proposal and the supporting statement, when read together, have the same result" (emphasis added).

A. From reading the Proposal and supporting statement, shareholders would not be able to determine with reasonable certainty what the proposal requires.

The Company believes the Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved, because the Proposal and the supporting statement do not adequately describe the reporting requirements contained in the GRI Guidelines. The supporting statement to the Proposal states merely that the GRI Guidelines "provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility)." Neither the Proposal nor the supporting statement conveys to the shareholders the extent and complexity of the GRI Guidelines and they fail to provide the shareholders with sufficient background information on guidelines.

The proposal in Kohl's Corporation (March 13, 2001) is very instructive with respect to the issue at hand. In Kohl's Corporation, the proposal called for the company to commit to the full implementation of "the SA8000 Social Accountability Standards" established by the Council of Economic Priorities. Kohl's argued that the proposal was misleading, vague and indefinite under Rule 14a-8(i)(3) due in part because the "shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's further argued the proposal was "devoid of any description of the substantive provisions of SA8000" and that it failed "to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the Company to take." The Staff agreed with Kohl's and permitted the proposal to be excluded under Rule 14a-8(i)(3) as vague and indefinite.

The Proposal at hand is similar to the Kohl's proposal. This Proposal does not attempt to capture the extent or complexity of the information in the GRI Guidelines. The GRI Guidelines consist of nearly 100 pages, over 30 of which contain technical reporting principles, reporting elements and performance indicators. See Exhibit A, pp. 22-56.

Furthermore, the Proposal does not convey the burden on human resources or the considerable expense involved in preparing a report using the GRI Guidelines other than to note that the sustainability report should be prepared "at reasonable cost." However, the Proposal does not describe how the valuation of "reasonable cost" should be determined. The website referred to in the Proposal notes that nine companies have spent an average of approximately $600,000 in preparing sustainability reports using the GRI Guidelines—with one company spending $3 million on its report.

One effect of the Proposal's vagueness with respect to costs is that shareholders would be unable to assess the monetary outlays required to produce the sustainability report and balance those costs against other business objectives. In addition, the Proposal's vagueness fails to provide guidance in a situation where the Company's Board of Directors determines that the expense to prepare a sustainability report—even at a cost of less than $600,000—is unreasonable. Moreover, the GRI Guidelines call for economic indicators about a company that "have a scope and purpose that extends beyond that of traditional financial indicators." Exhibit A, p. 45. Another aspect of the Proposal's vagueness is that the Proposal does not inform shareholders of reconciliation, accounting adjustments and other problematic issues that may arise if the Company needs to make financial disclosures outside of generally accepted accounting principles to use the GRI Guidelines in preparing a sustainability report.

In summary, shareholders would not be able to determine with reasonable certainty exactly what the GRI Guidelines require from reading the Proposal and the supporting statement or by referring to the GRI Guidelines directly. Accordingly, the Proposal is vague and indefinite and should be excludable under Rule 14a-8(i)(3).

B. The Company would not know what actions to take if the Proposal were approved.

The Proposal and supporting statement are also vague and indefinite with respect to the Company. If the Proposal were adopted, serious questions would arise as to how it should be implemented. Such ambiguities, explained below, make the proposal impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3).

Scope of Report. The GRI Guidelines state that the guidelines may be used in "numerous ways." See Exhibit A, p. i. The GRI Guidelines go on to state that a company may choose to: (i) simply use the guidelines for informal reference, (ii) apply the guidelines in an incremental fashion, or (iii) report based on the more demanding level of "in accordance" with the GRI Guidelines. Id. The Proposal requests that the Company prepare a sustainability report and recommends that the Company use the GRI Guidelines in preparing such report. Upon reading the Proposal and supporting statement, it is unclear whether the Company should prepare the sustainability report by "informal reference" to the guidelines, "in accordance" with the GRI Guidelines or by merely using the "incremental approach." Similar to the sustainability report proposals submitted by shareholders to other companies (see, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003) (which received no-action decisions from the Staff on the basis that the proposals were vague and indefinite)) the language in the Proposal and the supporting statement leaves unclear the method by which the Company should prepare the sustainability report. Thus, the Proposal is vague and indefinite and should be excludable under Rule 14a-8(i)(3).

Vagueness of the Guidelines. Aside from the Proposal and its supporting statement, the GRI Guidelines themselves are too vague and indefinite to provide the Company with a reasonable degree of certainty as to what should be disclosed. If the Proposal were adopted, the Company would have difficulty responding to or interpreting the following disclosure items, among others, within the GRI Guidelines:

- criteria/definitions used in any accounting for economic, environmental and social costs and benefits (Exhibit A, p. 40);
- reporting organization's approach to managing indirect economic, environmental and social impacts resulting from its activities (Id., p. 43); and
- programs and procedures pertaining to economic, environmental and social performance (Id.).

As these examples illustrate, the GRI Guidelines are vague and ambiguous. The information necessary to comply with each of the above reporting GRI Guidelines is not clear to a reasonable degree of certainty. If the GRI Guidelines themselves are vague and indefinite, the Proposal and supporting statement referencing them and requesting a sustainability report be prepared using such guidelines would also be impermissibly vague and indefinite.

Moreover, the Proposal requests that "the Board of Directors issue a sustainability report to shareholders . . . by September 1, 2005." Although the Proposal mandates director involvement and not oversight, it fails to specify how much involvement the Company's Directors should devote to this one project. As the Staff can appreciate, in the evolving regulatory environment within which all directors today necessarily function, time is a premium and the Proposal lacks clarity on how much director time is to be mandated.

C. Distinguishing our position from other decisions by the Staff.

We note that in a few cases the Staff has not permitted exclusion of proposals dealing with sustainability reports under Rule 14a-8(i)(3). See Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002). However, in none of those cases did the proponent request that the sustainability report be prepared using the GRI Guidelines or any other complex and vague set of reporting standards. Compare Johnson & Johnson (February 7, 2003) (proposal requesting report on the company's progress concerning "the Glass Ceiling Commission's business recommendations" was excludable under Rule 14a-8(i)(3) as vague and indefinite); Kohl's Corporation (March 13, 2001) and McDonald's Corp. (March 13, 2001) (proposals calling for implementation of "the SA8000 Social Accountability Standards" were excludible under Rule 14a-8(i)(3) as vague and indefinite); and Alcoa, Inc. (December 24, 2002) (proposal requesting the company commit to the full implementation of a set of human rights standards was excludable under Rule 14a-8(i)(3) as vague and indefinite).

The Company believes it is clear that the Proposal and its supporting statement are impermissibly vague and indefinite, and, based on Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

II. The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) states that a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The Staff consistently permits the exclusion of proposals seeking the preparation of reports on ordinary business matters. See, e.g., Ford Motor Company (March 2, 2004) (proposal calling for report on global warming was excludible "as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)" ruled excludable); AT&T Corp. (February 21, 2001) (proposal requesting a report on the nature, presentation and content of cable television programming ruled excludable); Wal-Mart Stores, Inc. (March 15, 1999) (proposal requesting report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Nike, Inc. (July 10, 1997) (proposal requesting that the board report on compliance with the company's code of conduct by independent contractors in foreign countries related to sustainable community wage levels ruled excludable). Even in situations where only part of the proposal relates to ordinary business operation, the Staff has permitted exclusion of the entire proposal–notwithstanding that a portion of "the proposal appears to address matters outside the scope of ordinary business." E*Trade Group, Inc. (October 31, 2000).

A. The GRI Guidelines require disclosure of information related to ordinary business operations.

Labor and employment matters. Reports on labor and employment matters, including general employee compensation and benefits, are related to ordinary business operations. See Staff Legal Bulletin No. 14A (July 12, 2002) and Release 34-40018 (May 21, 1998). The GRI Guidelines (assuming full applicability) require reporting of matters related to the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, nondiscrimination, freedom of association, child and forced labor and customer health and safety. Exhibit A, pp. 52-55. The Company views this information as proprietary, as confidential and as part of its ordinary business operations. The Staff has previously agreed with that position. See, e.g., Wal-Mart Stores, Inc. (April 10, 1992) (proposal requesting detailed information on the composition of the company's workforce, employment practices and policies for selecting suppliers of goods and services excludable as relating to ordinary business operations); Wal-Mart Stores, Inc. (April 10, 1991) (proposal calling for the company to publicize its policies in the areas of equal employment opportunity and affirmative action excludable as relating to ordinary business operations).

Relationships with suppliers and vendors. The "retention of suppliers" is an example of an ordinary business matter that is so "fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct stockholder oversight. Release 34-40018 (May 21, 1998). The GRI Guidelines require a list of stakeholders, including suppliers, key attributes of each, and their relationship to the reporting company. Exhibit A, p. 40. The GRI Guidelines also require a supplier breakdown by organization and country. Id., p. 47. The Company views information regarding its suppliers and stakeholders as proprietary, as confidential and as fundamental to management's ability to run the Company.

The Staff has consistently taken the position that requests for reports detailing the selection of vendors and suppliers are matters relating to a company's ordinary course of business, and may be omitted pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999), Kmart Corporation (March 12, 1999) and The Warnaco Group, Inc. (March 12, 1999) (proposals requesting reports on the companies' actions to ensure they do not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Kohl's Corp. (March 18, 1997) (proposal requesting that the board report on its standards imposed on vendors, subcontractors and buying agents in countries where it sources goods ruled excludable).

Products and services. Decisions regarding the products and services offered by a company, and the manner in which a company provides them, are matters of ordinary business operations. See Release 34-40018 (May 21, 1998). The GRI Guidelines require information on a company's "major products and/or services, including brands if appropriate." Exhibit A, p. 39. The GRI Guidelines also require an indication of "the nature of its [the company's] role in providing these products and services, and the degree to which the organization relies on outsourcing." Id. Furthermore, the GRI Guidelines require companies to report major externalities associated with their products or services. Id. It is our belief that these categories of information relate to the Company's ordinary business operations.

Location of the company's operations. Decisions concerning the location of a company's operations are matters of ordinary business operations. See Minnesota Corn Processors, LLC (April 3, 2002) (permitting exclusion of a proposal to build a new plant because it related to the company's ordinary business operations under Rule 14a-8(i)(7)) and MCI WorldCom, Inc. (April 20, 2000) (permitting exclusion of a proposal that requested analysis of the economic impact of relocating the company's facilities under Rule 14a-8(i)(7)). The GRI Guidelines require companies to report "major decisions during the reporting period regarding the location of, or changes in, operations." Exhibit A, p 43. The Company views decisions related to its site operation selection process and criteria as proprietary, as confidential and as part of the Company's ordinary business operations.

Supplemental financial disclosures. The form, content and presentation of financial disclosures in reports to stockholders, outside of the requirements of GAAP, pertain to ordinary business matters. See American Stores Company (April 7, 1992) (excluding a proposal to disclose the profit or loss of each of the company's subsidiaries when such disclosures were not required by GAAP). The GRI Guidelines require economic indicators about a company that "have a scope and purpose that extends beyond that of traditional financial indicators." Exhibit A, p. 45. Such disclosures include geographic breakdowns of market share, supplier breakdowns by organization and country, payroll and benefit breakdowns by country and breakdowns of distributions to capital providers. Id. at 47-48. These categories of information relate to the Company's ordinary business operations and should be excludable under Rule 14a-8(i)(7).

B. The proposal seeks to micromanage the Company by imposing highly detailed reporting obligations related to ordinary business operations.

The Staff has previously concurred that proposals requiring highly detailed disclosure about day-to-day operations seek to micromanage the company and are excludable under Rule 14a-8(i)(7). See Release 34-40018 (May 21, 1998) and Wal-Mart Stores, Inc. (April 10, 1991) (permitting exclusion of a proposal calling for disclosures regarding composition of minority-owned companies among suppliers, equal employment opportunities and affirmative action under ordinary business operations). Release 34-40018 also notes that proposals that seek "to impose specific time-frames or methods for implementing complex policies" will be excludable under 14a-8(i)(7). In our view, proposals that impose specific time-frames for issuing "complex reports" should also be excludable under Rule 14a-8(i)(7). The Company's 2005 Annual Meeting of Shareholders is currently scheduled for April 28, 2005. The Proposal requests that the sustainability report be issued by September 1, 2005. Assuming the Staff disagrees with our position stated herein and that the shareholders approve the Proposal at the meeting on April 28, 2005, the Company would have only four months to prepare the complex and detailed report. The Company believes that through the extensive level of detail required by the GRI Guidelines and the arbitrary deadline of September 1, 2005 that the Proponent has requested, the Proposal seeks to micromanage the Company's operations.

Furthermore, the GRI Guidelines would require the Company to report detailed information on its day-to-day operations including, but not limited to, the following:

- direct energy use segmented by primary source (Exhibit A, p. 49);
- annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources (Id.); and
- net employment creation and average turnover segmented by region/country (Id., p. 52).

The Company believes that the report requested by the Proposal would implicate the type of micromanaging the Staff has found impermissible. Thus, the Proposal should be excludable under Rule 14a-8(i)(7).

C. Distinguishing our position from other decisions by the Staff.

The Company notes that in Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002) the Staff did not permit exclusion under Rule 14a-8(i)(7) of proposals requesting sustainability reports. However, the Johnson Controls and Wal-Mart proposals (unlike this Proposal) did not recommend that the Company prepare the sustainability report by using the GRI Guidelines or other arbitrary and vague set of reporting standards. In contrast, the Proposal submitted to the Company requests a sustainability report be prepared using a complex and numerous set of guidelines, many of which require disclosure related to ordinary business operations.

Likewise, the Hormel Foods no-action letter is not dispositive to the matter at hand. The Hormel Foods proposal dealt solely with a sustainability report that examined the environmental impacts of both company-owned and contract livestock operations. The Hormel Foods proponent noted that numerous lawsuits had been filed in various states relating to the environmental issues to be addressed in the sustainability report requested and that Hormel Foods may have direct or indirect liability with respect to such matters, and the sustainability report would provide Hormel's investors with a better understanding of Hormel's "possible environmental liabilities and allow them to better assess Hormel's business model." The Proposal submitted to the Company does not have a specific focus, rather it references reporting guidelines that have a hodgepodge of topics, and a sustainability report prepared using the GRI Guidelines would not give investors a clearer view of the Company's potential liabilities or a platform to better understanding our business model. Therefore, the proposal should be excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2005 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(3) and 14a-8(i)(7). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2005 Annual Meeting of Shareholders on or about March 14, 2005 and to submit final materials for printing on or about March 9, 2005. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (212) 217-1101 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Domini Social Investments LLC

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters[SM]

November 5, 2004

Lee McCorkle
Corporate Secretary
Wendy's International Inc.
Box 256
Dublin, Ohio 43017-0256

Re: Shareholder Proposal Requesting a Sustainability Report

Dear Mr. McCorkle:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 32,000 shares of Wendy's stock.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Wendy's shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Wendy's shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027 or akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs.It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including our company's largest competitor, McDonald's. Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 11, 2004

Lee McCorkle
Corporate Secretary
Wendy's International Inc.
4288 West Dublin-Granville Rd.
Dublin, OH 43017

Re: Proof of Ownership

Dear Mr. McCorkle:

As you are aware, Domini Social Investments has recently filed a shareholder resolution for consideration at the company's annual meeting in 2005. Enclosed please find a letter from Investors Bank and Trust, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

RECEIVED
NOV 15 2004
LEGAL DEPARTMENT

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

INVESTORS
BANK & TRUST

November 11, 2004

Wendy's International, Inc.
Investor Relations
4288 W. Dublin-Granville Road
Dublin, OH 43017

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of November 05, 2004.

Security	Number of Shares	Shares held Greater Than 1 Year
Wendy's International Inc	32,100	29,800

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

David Higgins
Account Supervisor

Wendy's International, Inc.

Tim Hortons WENDY'S. BAJA FRESH

Lee McCorkle
Executive Vice President
General Counsel
Secretary

November 18, 2004

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

Federal Express

Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer:

I am in receipt of your letter and proposal dated November 5 regarding a sustainability report. Your letter, which we received on November 8, indicates that you write on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. Your letter also purports to have been submitted under Securities and Exchange Commission Rule 14a-8. Investors Bank & Trust has provided us with a letter indicating that as custodian for Domini Social Index Portfolio it holds 32,100 shares of Wendy's stock. In your cover letter dated November 11 and attaching the letter from Investors Bank & Trust you note that Domini Social Investments has recently filed a resolution for consideration at Wendy's annual meeting in 2005.

As you may be aware, Rule 14a-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 in market value of the issuer's shares for at least one year prior to the date the proposal is submitted and receipt of the proposal by the date published in the issuer's last prior proxy statement. I have enclosed a copy of Rule 14a-8 for your convenience. You have not proven Domini Social Investments' or Domini Social Equity Fund's eligibility to submit a shareholder proposal by providing us with a letter from a record holder confirming that Domini Social Investments or Domini Social Equity Fund owns at least $2,000 in market value of our stock. See Rule 14a-8(b). Since the letter from Investors Bank & Trust only confirms that Domini Social Index Portfolio owns at least $2,000 in market value of our stock—and Domini Social Index Portfolio has not submitted a shareholder proposal to us—we intend to exclude your proposal from our 2004 proxy statement and to submit a no-action request letter to the Securities and Exchange Commission in accordance with Rule 14a-8(j). We may also assert substantive arguments to the Securities and Exchange Commission. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership as required by Rule 14a-8(b) to me by no later than 14 calendar days from the date you receive this letter.

The foregoing response aside, we would be interested in speaking with you or your designee to better understand your position related to Wendy's preparing a sustainability report. Please call my assistant, JoAnn Fair, at 614-764-3245, to arrange a mutually convenient time, should you be interested in further discussion.

Sincerely,

Leon M. McCorkle, Jr.

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

November 24, 2004

Lee McCorkle
Executive Vice President
General Counsel
Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017

Re: Shareholder resolution seeking sustainability report

Dear Mr. McCorkle:

I am in receipt of your letter of November 18th seeking additional information about Domini Social Investments' qualifications to submit a shareholder proposal under SEC Rule 14a-8. As noted in my filing letter of November 5, our Funds' portfolio holds more than 32,000 shares of Wendy's stock, and has held more than $2,000 worth for the required period. In fact, we have held Wendy's in our portfolio since 1998. Our Funds' portfolio is called the Domini Social Index Portfolio ("the Portfolio").

Allow me to clear up the confusion. Domini Social Investments LLC manages a family of mutual funds based on the Domini 400 Social Index, including the Domini Social Equity Fund. and the Portfolio. These funds are structured according to what is known as a 'master-feeder' or 'hub and spoke' structure. The Domini Social Index Portfolio is the hub. Several funds, including the Domini Social Equity Fund, are 'spokes' that invest in the hub.

Domini Social Investments has legal authority to vote proxies and submit shareholder proposals on behalf of the Portfolio. We have filed approximately 100 shareholder proposals since 1996 and, to my knowledge, have not received a single challenge based on the structure of our family of funds. I hope that this letter settles your questions about our eligibility to submit the proposal.

We are very interested in discussing this proposal with you. My associate Kimberly Gladman will contact you after Thanksgiving to set up a time to speak. In the meantime, attached is a statement on sustainability reporting endorsed by Domini Social Investments and a group of 18 institutional investors representing more than $230 billion in assets under management. I hope the statement helps to provide context for our proposal.

Sincerely,

Adam Kanzer

Adam Kanzer
General Counsel

Encl.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

Social Research Analysts' Perspectives on Corporate Sustainability Reporting

This document represents a collective effort by North American social research analysts at 18 investment firms representing over $230 billion in assets under management to:

(1) articulate our expectations for corporate reporting of social and environmental performance information;
(2) provide answers to companies' most frequent questions on reporting; and
(3) suggest ways companies can enhance the usefulness and credibility of their reports.

We offer these perspectives based on our experience using the information disclosed in sustainability reports and our insights gained by working collaboratively with companies we hold to improve their reporting.

Reporting Expectations

As institutional investors with socially responsible investments, we encourage all publicly traded companies to provide annual standardized reporting of their social and environmental policies, practices, and performance. As we elaborate below, we strongly recommend companies base their reporting on the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to increase the credibility, comparability, and utility of this type of reporting.

Responses to Frequently Asked Questions

Why do investors value reporting?

The availability of environmental and social performance data is clearly critical to our business. This information provides a basis for our social and environmental analysis. It also is a key component of our financial analysis because current financial disclosure requirements do not reveal all of the risks, liabilities, or advantages associated with a corporation's activity. We also view a commitment to transparency and efforts to address social and environmental risks as indicators of strong corporate governance. Overall, we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value.

What is the business value of reporting?

Many companies have told us that their sustainability reporting has yielded significant internal benefits in addition to helping them meet increased expectations for transparency by investors and other external stakeholders. Citing the adage, "what gets measured gets managed," many executives have commented that the reporting process has helped their companies better integrate and gain strategic value from existing corporate social responsibility efforts, as well as identify gaps and opportunities for improvement. Some express surprise at the level of interest and enthusiasm their sustainability reports generate from employees at all levels of the company.

In terms of external stakeholders, we believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications. Comprehensive reporting can also help companies demonstrate that they have in place effective internal controls for reporting environmental liabilities and risks in their financial statement, as required by Sarbanes-Oxley Sec. 404.

What format and frequency of reporting do SRI firms expect?

We encourage companies to report on their environmental and social performance annually. This allows investors and other readers an opportunity to judge year-to-year performance and to have access to timely information. Whether companies choose terms such as *corporate social responsibility*, *corporate citizenship*, or *sustainability* to frame their social and environmental performance reports, we strongly recommend they use the Global Reporting Initiative's (GRI) "Sustainability Reporting Guidelines" to increase the credibility, comparability, and utility of their reporting. (The current version of the guidelines can be found at http://www.globalreporting.org/guidelines/2002.asp).

We support the GRI guidelines as the most comprehensive reporting framework available, and one that has gained broad credibility through a rigorous, global multi-stakeholder feedback process. We also believe the GRI guidelines provide a valuable tool for providing comparability and consistency across reports.

The GRI guidelines provide a standard for report content, including suggested performance indicators. Beyond these specific indicators, at the heart of the GRI is a commitment to eleven reporting principles: transparency, inclusiveness, auditability, completeness, relevance, sustainability context, accuracy, neutrality, comparability, clarity, and timeliness. (Each of these is explained in detail within the GRI guidelines document.) We view these as bedrock principles for all credible corporate sustainability reporting. We believe that good faith efforts to apply these principles result in reports that are more valuable for report users and the companies engaged in reporting alike.

A growing number of companies note that their reports are based on the GRI. We believe that all companies that claim their reporting is based on the GRI guidelines should provide an index of the GRI performance indicators they have covered. We also encourage companies to work towards reporting "in accordance" with the GRI guidelines. This status gives companies the flexibility to choose which performance indicators to use, but requires them to include an explanation if they do not report on all of the core GRI indicators.

Some companies are working to incorporate social and environmental performance information into their annual reports, rather than producing a separate report. We welcome such efforts if they can be done without compromising the depth and breadth of coverage. However, we do not view short or general treatments of social and environmental issues in an annual report as a substitute for more in-depth reporting. We also support company efforts to provide more in-depth, stand-alone reports on issues of particular concern to stakeholder groups, such as vendor standards or political contributions.

Some companies are also moving to provide sustainability performance information only on their websites, which can generate some cost savings and potential environmental benefits. However, some key stakeholders (from community members to employees in the field) still lack Internet access, and others find that published versions are easier to work with. Thus, we encourage companies to produce at least a limited set of printed reports to be available upon request.

Will we still face multiple questionnaires and surveys if we do a report?

The GRI was developed, in part, to reduce the number of different ways companies are asked to report on their performance (i.e., "survey fatigue"). The World Business Council on Sustainable Development estimates that the GRI covers 80 percent of the data asked for across the range of standard SRI-related screening and benchmarking surveys.

We support the principle that a company's GRI report should be the first place investors and research institutions consult for information before asking companies to fill out surveys and questionnaires. We encourage our research providers and consultants to accept this principle as well. We expect that individual institutions and analysts will continue to ask companies for some additional or clarifying information not covered by their GRI reports.

What value do you as readers place on verification statements?

We do not have a common position on whether companies should have an outside auditor provide a verification statement for their report, although we have heard from some companies that auditors have helped them improve their measurement and reporting. We do encourage companies to include in their reports an explanation of the processes they have used to ensure the accuracy of the information they report. When reports include a verification statement, they should clearly explain the scope of the verification and how it was conducted. The GRI is examining various options for verification, which may help to clarify this issue in the future.

In addition to verification statements, we encourage companies to consider other assurance mechanisms to help ensure that sustainability reports provide an accurate picture of a company's social and environmental performance for the issues that are most relevant and material to its operations. These include effective stakeholder engagement processes, publishing credible third-party testimonials and critique, and others. We would welcome dialogue with companies to jointly explore meaningful assurance mechanisms that enhance the credibility and value of reporting.

Tips for Enhancing Reports' Value

We frequently find that corporate sustainability reports are less credible and useful than they could be because of some common downfalls. We encourage companies to avoid these by addressing the following four points:

- **Include goals and opportunities to judge progress.** It is helpful to see year-to-year performance data to allow us to track the company's progress over time. Although we recognize there are challenges in doing so, we encourage companies to provide quantitative performance metrics and goals to help us more accurately measure the company's progress and to compare it to its peers. In addition to evaluating past performance, we also seek to understand where companies are heading in their management of pressing and emerging social and environmental issues. To this end, we strongly encourage companies to include in their reports forward-looking goals and expected timelines.

- **Provide balance.** Reports that include frank discussions of a company's strengths and weaknesses are more credible and useful than those that only include good news. In particular, companies lose significant credibility if they are facing high profile controversies on social and environmental issues that they fail to discuss in their sustainability reports. We find it far more persuasive when companies acknowledge controversies, share their perspectives, and discuss how they are seeking to address the issues, than when they only discuss positive performance.

- **Provide adequate context.** Reports are most useful when they provide context for the information shared. For instance, if a report includes an anecdotal case study, it should explain how the example fits into a broader framework (e.g., is it a pilot project the company plans to roll out more broadly?). Similarly, when a report provides data on an indicator such as purchases from minority suppliers or purchases of recycled material, it should provide relevant context data on the total amount of purchases for that time period, or what percentage of total purchases those programs represent. In addition, companies should disclose how they have drawn the boundaries for the performance data they include (e.g., U.S. figures versus worldwide operations). Given trends in outsourcing and globalization, investors and other stakeholders are increasingly interested in key impacts related to companies' supply chains (such as environmental impacts and labor practices). While we recognize the challenges of collecting and reporting such information, we encourage companies to follow the example of leadership companies that are increasingly collecting and reporting key performance data related to their supply chain.

- **Incorporate stakeholder engagement into the reporting process.** In our experience, companies produce far better reports and gain far more value from the reporting process when they consult with key stakeholders in planning the framework for an upcoming report or getting feedback once they release their report. Many companies have told us that the chance to engage stakeholders in discussions on important issues is the most valuable outcome of their reporting. Some have also incorporated stakeholder feedback into their reports in ways that demonstrate thoughtful consideration of stakeholder input and enhance the credibility of their reporting.

Reporting Benchmarks

We recommend companies benchmark their reporting performance against reports recognized for quality and leadership by one of several initiatives to recognize strong performance in reporting. One rigorous ranking of sustainability reports globally is the Global Reporting studies issued biennially by the U.K. consulting company SustainAbility and the United Nations Environment Programme. (In 2004, Standard & Poor's began participating in the rating as well.) More information on these ratings is available at www.sustainability.com. In addition, CERES and the Association of Chartered Certified Accountants (ACCA) began presenting the annual North American Sustainability Reporting Awards in 2003, to recognize North American companies for reporting leadership. Information about other winners and past winners is available at www.ceres.org.

Signatories

Boston Common Asset Management, LLC
Calvert Group
Christian Brothers Investment Services
Citizens Advisers Inc.
Domini Social Investments LLC
Dreyfus Premier Third Century Fund, Inc.
Dreyfus Socially Responsible Growth Fund, Inc.
Ethical Funds
F&C Asset Management plc
Green Century Funds
Mennonite Mutual Aid
Neuberger Berman Socially Responsive Investing
Real Assets
Trillium Asset Management Corporation
Pax World Funds
The Pension Boards - UCC / United Church Foundation
Progressive Asset Management, Inc.
Smith Barney Asset Management, Socially Aware Investing, Private Portfolio Group
Walden Asset Management, a division of Boston Trust & Investment Management

Additional Supporters

In addition, the following organizations have expressed support for this statement.

Ceres
Innovest Strategic Value Advisors, Inc.
Interfaith Center on Corporate Responsibility (ICCR)
Investor Responsibility Research Center, Inc. (IRRC)
Jantzi Research Inc.
KLD Research & Analytics, Inc.

Information Contacts

For additional information or inquiries, contact:

Paul Hilton, Portfolio Manager for Socially Responsible Investing
The Dreyfus Corporation
212-922-6292
hilton.pa@dreyfus.com

Steve Lippman, Senior Social Research Analyst
Trillium Asset Management Corporation
206-633-7815
slippman@trilliuminvest.com

EXHIBIT A

SUSTAINABILITY REPORTING GUIDELINES

2002

Global Reporting Initiative™

The GRI Board of Directors

Roger Adams	Association of Chartered Certified Accountants
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Fabio Feldmann	Brazilian Foundation for Climate Change; former Secretary of Environment, State of São Paulo
Toshihiko Goto	Environmental Auditing Research Group
Judy Henderson*	Immediate past Chair, Australian Ethical Investment Ltd
Hanns Michael Hölz	Deutsche Bank Group
Jamshed J. Irani	Tata Sons Limited
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Mark Moody-Stuart	Retired Chair, Royal Dutch/Shell
Anita Normark	International Federation of Building and Wood Workers
Nyameko Barney Pityana	University of South Africa; former Chair, South Africa Human Rights Commission
Barbara Shailor	American Federation of Labor-Congress of Industrial Organizations
Björn Stigson	World Business Council for Sustainable Development
Allen White	Acting Chief Executive, Global Reporting Initiative
Peter Wong	Consultant, Deloitte Touche Tohmatsu, Hong Kong; Board Member, International Federation of Accountants

**Chair*

SUSTAINABILITY
REPORTING
GUIDELINES

2002

Further information on the GRI and the *Sustainability Reporting Guidelines* may be obtained from:

www.globalreporting.org

info@globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400
As of September 2002, the GRI Secretariat will be located in Amsterdam, Netherlands.
Please check the GRI website for contact details.

PREFACE

The Board of Directors of the Global Reporting Initiative (GRI) is pleased to release the *2002 Sustainability Reporting Guidelines*. This event marks a major milestone in the evolution of GRI both as an institution and as a reporting framework. From an institutional perspective, it marks the beginning of the first cycle of release, testing, review, and revision under GRI's new governance structure. From a reporting perspective, the 2002 *Guidelines* represent the culmination of two years of revisions work involving hundreds of individuals, as well as a significant advancement in rigour and quality relative to the June 2000 *Guidelines*. The GRI Board recognises that this remains "work in progress". GRI is a living process that operates in the spirit of "learning by doing". We are convinced that the lessons gained from using the *Guidelines* are the best compass for guiding ongoing improvement.

The GRI was launched in 1997 as a joint initiative of the U.S. non-governmental organisation Coalition for Environmentally Responsible Economies (CERES) and United Nations Environment Programme with the goal of enhancing the quality, rigour, and utility of sustainability reporting. The initiative has enjoyed the active support and engagement of representatives from business, non-profit advocacy groups, accounting bodies, investor organisations, trade unions, and many more. Together, these different constituencies have worked to build a consensus around a set of reporting guidelines with the aim of achieving worldwide acceptance.

The first set of *GRI Sustainability Reporting Guidelines* appeared as an Exposure Draft in 1999. Following testing and public comment, the GRI released the June 2000 *Guidelines*. A revision process began immediately and continued over the next two years, culminating in the work of the past six months. The process has benefited from extensive public comment from stakeholders worldwide. Every comment was carefully considered and a deliberate choice was made on which to incorporate. We recognise that not all suggestions were integrated into the new *Guidelines* but we strongly encourage continued engagement from all parties during the next cycle of revisions.

GRI recognises that developing a globally accepted reporting framework is a long-term endeavour. In comparison, financial reporting is well over half a century old and still evolving amidst increasing public attention and scrutiny. The 2002 *Guidelines* represent the GRI Board's view of a consensus on a reporting framework at this point in time that is a blend of a diverse range of perspectives.

There are numerous ways to use the 2002 *Guidelines*. An organisation may choose to simply use them for informal reference or to apply the *Guidelines* in an incremental fashion. Alternatively, an organisation may decide to report based on the more demanding level of "in accordance". This level of reporting relies on transparency to balance the need for flexibility in reporting with the goal of enhancing comparability across reporters. GRI welcomes all reporting organisations—whether beginners or advanced—as users of the *Guidelines*.

The release of the 2002 *Guidelines* marks the beginning of a new cycle of revisions. The GRI Board of Directors is developing a clear and detailed due process for the further refinement of the 2002 *Guidelines* with the aim of releasing an updated version in 2004. During the next two years, this process will offer ample opportunity for consultation on all aspects of the *Guidelines*. We invite all parties to join us—through testing, through working groups, through interactions with GRI's governance structure—in the on-going process of building the core guidelines, sector supplements, and technical protocols of the GRI framework into the next step forward in the evolution of sustainability reporting.

Dr. Judy Henderson
Chair, GRI Board of Directors

INTRODUCTION

The Global Reporting Initiative (GRI) is a long-term, multi-stakeholder, international process whose mission is to develop and disseminate globally applicable *Sustainability Reporting Guidelines* ("*Guidelines*"). These *Guidelines* are for voluntary use by organisations[1] for reporting on the economic, environmental, and social dimensions of their activities, products, and services[2]. The aim of the *Guidelines* is to assist reporting organisations and their stakeholders in articulating and understanding contributions of the reporting organisations to sustainable development.

Since publication of the first *Guidelines* in June 2000, the trends that catalysed the formation of GRI have continued unabated and, in most cases, have intensified. The issues—globalisation and corporate governance, accountability, and citizenship—have now moved to the mainstream of policy and management debates in many organisations and the countries in which they operate. The turbulent first years of the 21st century underscore the reason for GRI's rapid expansion: higher standards of accountability and increasing dependence on wide-ranging external multi-stakeholder networks will form a significant part of the fabric of organisational practice in the years to come.

Support for creating a new, generally accepted disclosure framework for sustainability reporting continues to grow among business, civil society, government, and labour stakeholders. GRI's rapid evolution in just a few years from a bold vision to a new permanent global institution reflects the imperative and the value that various constituencies assign to such a disclosure framework. The GRI process, rooted in inclusiveness, transparency, neutrality, and continual enhancement, has enabled GRI to give concrete expression to accountability (see Annex 1 for an overview of GRI.)

TRENDS

What, specifically, are the key trends during the last two years that have fuelled GRI's swift progress? Among the most influential are:

Expanding globalisation: Expansion of global capital markets and information technology continue to bring unprecedented opportunities for the creation of new wealth. At the same time, there is deep scepticism among many that such wealth will do anything to decrease social inequities. While governmental and non-governmental entities are major players in the globalisation process, it is corporate activity that remains its driving force. The result: all parties—including corporations—are seeking new forms of accountability that credibly describe the consequences of business activities wherever, whenever, and however they occur.

Search for new forms of global governance: Globalisation challenges the capacity of existing international and national institutions to govern corporate activity. One dramatic indication of this concern has been the incipient interest in a binding inter-

1. This includes corporate, governmental, and non-governmental organisations. All are included within GRI's mission. In its first phase, GRI has emphasised use of the *Guidelines* by corporations with the expectation that governmental and non-governmental organisations will follow in due course.

2. GRI uses the term "sustainability reporting" synonymously with citizenship reporting, social reporting, triple-bottom line reporting and other terms that encompass the economic, environmental, and social aspects of an organisation's performance.

national convention on corporate accountability. The borderless global economy requires equally borderless governance structures to help direct private sector activity toward outcomes that are socially and environmentally, as well as economically, beneficial. New models of international governance, affecting such areas as greenhouse gas emissions, forestry and fishing practices, ozone depletion, labour practices, and financial accounting standards, exemplify a new generation of initiatives that align governance with the challenges of an increasingly complex and interconnected world. A key theme in all of these emerging governance models is the demand for higher levels of transparency.

EFFECTIVE CORPORATE GOVERNANCE DEPENDS ON ACCESS TO RELEVANT, HIGH-QUALITY INFORMATION THAT ENABLES PERFORMANCE TRACKING AND INVITES NEW FORMS OF STAKEHOLDER ENGAGEMENT.

Reform of corporate governance: Pressures on corporations to establish and maintain high standards of internal governance are accelerating. As society witnesses the growing influence of corporations in driving economic, environmental, and social change, investors and other stakeholders expect the highest standards of ethics, transparency, sensitivity, and responsiveness from corporate executives and managers. Governance systems are increasingly expected to extend beyond their traditional focus on investors to address diverse stakeholders. The independence of board members, executive participation in external partnerships, compensation and incentive schemes, and integrity of auditors are under increasing scrutiny. Effective corporate governance depends on access to relevant, high-quality information that enables performance tracking and invites new forms of stakeholder engagement. The proliferation of corporate governance initiatives—the Cadbury Commission and the Turnbull Report in the United Kingdom (UK), the King Report in South Africa, Brazil's innovative New Stock Exchange, OECD's *Guidelines for Multinational Enterprises* and *Corporate Governance Principles*, and the World Bank's Corporate Governance Forum—attest to rising expectations for high standards of corporate behaviour.

Global role of emerging economies: The same globalisation, accountability, and governance trends evident in industrial nations are taking root in emerging economies. Nations such as Brazil, India, and South Africa are full participants in the globalisation process. The technology innovation and capital flows that powered globalisation in the last decade now permeate these emerging nations, positioning them as regional and global players on the economic stage of the 21st century. At the same time, tightly linked global supply chains are spreading common management practices and increasing accountability pressures into all segments of the value chain. Corporate accountability has expanded from its early association with multi-national (or trans-national) corporations into a broad-based movement that is affecting private sector entities of all sizes around the world.

Rising visibility of and expectations for organisations: The spread of the Internet and communications technologies is accelerating the global transfer of information and amplifying the speed and force of feedback mechanisms. Consumers, supported by growing media coverage of sustainability issues, have ready access to information about organisations at an unprecedented level of detail. Companies in particular are facing more clearly articulated expectations from customers and consumers regarding their contributions to sustainable development. Several recent high-profile events have exemplified the risks to reputation and brand image associated with poor sustainability management.

Measurement of progress toward sustainable development: As sustainable development has become widely adopted as a foundation of public policy and organisational strategy, many organisations have turned their attention to the challenge of translating the concept into practice. The need to better assess an organisation's status and align future goals with a complex range of external factors and partners has increased the urgency of defining broadly accepted sustainability performance indicators.

Governments' interest in sustainability reporting: When GRI was conceived in 1997, governmental interest in integrated economic, environmental, and social reporting was scant. Today, voluntary, statutory, and regulatory initiatives abound. In Australia, the United States of America (USA), Taiwan, Japan, and European Union countries such as France, the Netherlands, UK, and Denmark, incentives and requirements to enlarge the scope of conventional corporate financial reporting to include non-financial information are rapidly unfolding. Some actions are motivated by national environmental and social policy goals, others by investor pressures to obtain a clearer picture of corporate performance via the securities regulatory process. All indications point to continuing expansion of governmental reporting initiatives to new countries and regions over the next few years.

CHARACTERISING THE "BRICKS AND MORTAR" ECONOMY OF THE PAST WILL NOT SUFFICE AS A BASIS FOR CHARACTERISING TODAY'S INFORMATION ECONOMY.

Financial markets' interest in sustainability reporting: The financial industry slowly but steadily is embracing sustainability reporting as part of its analytical toolkit. Spurred in part by growing demand for social and ethical funds among institutional and individual investors, new "socially responsible" indices are appearing each year. At the same time, the exploration of the relationship between corporate sustainability activities and shareholder value is advancing. Linkages between sustainability performance and key value drivers such as brand image, reputation, and future asset valuation are awakening the mainstream financial markets to new tools for understanding and predicting value in capital markets.

Emergence of next-generation accounting: The late 20th century saw worldwide progress in harmonising financial reporting. Indeed, the rich tradition of financial reporting, continually evolving to capture and communicate the financial condition of the organisation, has inspired GRI's evolution. Yet today, many observers—including accountants themselves—recognise that characterising the "bricks and mortar" economy of the past will not suffice as a basis for characterising today's information economy. Valuing intangible assets—human capital, environmental capital, alliances and partnerships, brands, and reputation—must complement the valuation of conventional tangible assets—factories, equipment, and inventory. Under the rubric of "business reporting", "intangible assets analysis", and "value reporting", a number of accounting groups have launched programmes to explore how accounting standards should be updated to embrace such value drivers. New concepts of risk, opportunity, and uncertainty are likely to emerge (see Annex 2).

BENEFITS OF REPORTING

All these trends are familiar to managers seeking to sharpen their competitiveness in a globalising world. For the two thousand or more companies worldwide that are already reporting, the business justification for economic, environmental, and social reporting is fact, not hypothesis. While no reporting organisation may ever see the full range of potential benefits, observers point to the following common views in the business community:

- Effective management in a global economy, where information (reliable or unreliable) travels at Internet speed, requires a proactive approach. Measuring and reporting both past and anticipated performance is a critical management tool in today's high-speed, interconnected, "24-hour news" world.

- Today's strategic and operational complexities require a continual dialogue with investors, customers, advocates, suppliers, and employees. Reporting is a key ingredient to building, sustaining, and continually refining stakeholder engagement. Reports can help communicate an organisation's economic, environmental, and social opportunities and challenges in a way far superior to simply responding to stakeholder information requests.
- Companies increasingly emphasise the importance of relationships with external parties, ranging from consumers to investors to community groups, as key to their business success. Transparency and open dialogue about performance, priorities, and future sustainability plans helps to strengthen these partnerships and to build trust.
- Sustainability reporting is a vehicle for linking typically discrete and insular functions of the corporation—finance, marketing, research and development—in a more strategic manner. Sustainability reporting opens internal conversations where they would not otherwise occur.
- The process of developing a sustainability report provides a warning of trouble spots—and unanticipated opportunities—in supply chains, in communities, among regulators, and in reputation and brand management. Reporting helps management evaluate potentially damaging developments before they develop into unwelcome surprises.
- Sustainability reporting helps sharpen management's ability to assess the organisation's contribution to natural, human, and social capital. This assessment enlarges the perspective provided by conventional financial accounts to create a more complete picture of long-term prospects. Reporting helps highlight the societal and ecological contributions of the organisation and the "sustainability value proposition" of its products and services. Such measurement is central to maintaining and strengthening the "licence to operate".
- Sustainability reporting may reduce volatility and uncertainty in share price for publicly traded enterprises, as well as reducing the cost of capital. Fuller and more regular information disclosure, including much of what analysts seek from managers on an ad hoc basis, can add stability to a company's financial condition by avoiding major swings in investor behaviour caused by untimely or unexpected disclosures.

During 2000–2002, these trends, separately and synergistically, have reinforced interest in GRI and its core mission.

Confluence of Need and Opportunity

By drawing thousands of partners into a multi-stakeholder process, GRI continues to work toward harmonisation of disclosure.

Yet much work remains. Inconsistent reporting approaches developed by business, government, and civil society continue to appear. At the same time, many other organisations wonder how best to engage in reporting. As diverse groups seek information, the multiplicity of information requests gives rise to redundancy, inefficiency, and frustration. As was the case in June 2000, these 2002 *Guidelines* represent another step in addressing the challenge of responding to surging information demands emanating from competing reporting frameworks. By drawing thousands of partners and hundreds of organisations into a multi-stakeholder process, GRI continues to work toward harmonisation of disclosure, thereby maximising the value of reporting for both reporting organisations and users alike.

This confluence of need and opportunity underpins GRI's rapid development. There are, of course, many challenges ahead. GRI recognises that the goal of reporting on economic, environmental, and social performance at the organisational level—let alone a fully integrated sustainability assessment of an organisation—is at the earliest stages of a journey that will continue for many years.

But for GRI, the fundamentals that inspired its creation remain unchanged. The long-term objective of developing "generally accepted sustainability principles" requires both a concrete product incorporating the world's best thinking and a legitimate, dynamic process through which continuous learning can occur. With a new permanent institution to implement its mission, GRI is positioned to deliver continually improving guidelines, technical protocols, and sector supplements. All will evolve on a platform of technical excellence, a multi-stakeholder process, and transparency embedded in GRI's governance and operating practices.

A

PART A: USING THE GRI *GUIDELINES*

THIS IS A TECHNICAL DOCUMENT, AIMED AT PRACTITIONERS, THAT PRESENTS THE GRI GUIDELINES *AND DESCRIBES THEIR APPLICATION.*

FOR A MORE GENERAL INTRODUCTION TO THE GUIDELINES, *PLEASE SEE THE COMPANION DOCUMENT:* INTRODUCING THE 2002 SUSTAINABILITY REPORTING GUIDELINES

WHAT ARE THE GRI *GUIDELINES*?

The GRI *Guidelines* are a framework for reporting on an organisation's economic, environmental, and social performance. The *Guidelines*:

- present reporting principles and specific content to guide the preparation of organisation-level sustainability reports;
- assist organisations in presenting a balanced and reasonable picture of their economic, environmental, and social performance;
- promote comparability of sustainability reports, while taking into account the practical considerations related to disclosing information across a diverse range of organisations, many with extensive and geographically dispersed operations;
- support benchmarking and assessment of sustainability performance with respect to codes, performance standards, and voluntary initiatives; and
- serve as an instrument to facilitate stakeholder engagement.

The *Guidelines* are ***not***:

- a code or set of principles of conduct;
- a performance standard (e.g., emissions target for a specific pollutant); or
- a management system.

The *Guidelines* do ***not***:

- provide instruction for designing an organisation's internal data management and reporting systems; or
- offer methodologies for preparing reports, or for performing monitoring and verification of such reports.

THE *GUIDELINES* DOCUMENT IS STRUCTURED IN FIVE PARTS:

Introduction	Trends driving sustainability reporting and the benefits of reporting.
Part A: Using the GRI *Guidelines*	General guidance on use of the *Guidelines*.
Part B: Reporting Principles	Principles and practices that promote rigourous reporting and underlie the application of the *Guidelines*.
Part C: Report Content	Content and compilation of a report.
Part D: Glossary and Annexes	Additional guidance and resources for using the *Guidelines*.

WHAT IS A GRI "SUSTAINABILITY REPORT"?

The GRI *Guidelines* organise "sustainability reporting" in terms of economic, environmental, and social performance (also known as the "triple bottom line"). This structure has been chosen because it reflects what is currently the most widely accepted approach to defining sustainability. GRI recognises that, like any simplification of a complex challenge, this definition has its limitations. Achieving sustainability requires balancing the complex relationships between current economic, environmental, and social needs in a manner that does not compromise future needs. Defining sustainability in terms of three separate elements (economic, environmental, and social) can sometimes lead to thinking about each element in isolation rather than in an integrated manner. Nonetheless, the triple bottom line is a starting point that is comprehensible to many, and has achieved a degree of consensus as a reasonable entry point into a complex issue. Looking ahead, GRI is committed to continually improving the structure and content of the *Guidelines* in line with the evolving consensus on how to best measure performance against the goal of sustainable development.

GRI IS COMMITTED TO CONTINUALLY IMPROVING THE GUIDELINES IN LINE WITH THE EVOLVING CONSENSUS ON HOW TO BEST MEASURE PERFORMANCE AGAINST THE GOAL OF SUSTAINABLE DEVELOPMENT.

RELATIONSHIP TO STAKEHOLDER DIALOGUE

A primary goal of reporting is to contribute to an ongoing stakeholder dialogue. Reports alone provide little value if they fail to inform stakeholders or support a dialogue that influences the decisions and behaviour of both the reporting organisation and its stakeholders. However, GRI clearly recognises that the engagement process neither begins nor ends with the publication of a sustainability report.

Within the broader context of stakeholder engagement, GRI's mission is to elevate the quality of reporting to a higher level of comparability, consistency, and utility. The purpose of these *Guidelines*, and the GRI framework as a whole, is to capture an emerging consensus on reporting practices. This provides a point of reference against which reporting organisations and report users can approach the challenge of developing effective and useful reporting practices.

WHO SHOULD USE THE *GUIDELINES*?

Use of the GRI *Guidelines* is voluntary. They are intended to be applicable to organisations of all sizes and types operating in any location. The core guidelines embodied in this document are not specific to any single industry sector. This 2002 release has been developed primarily with the needs of business organisations in mind, but other types of organisations such as government agencies and not-for-profit organisations can apply the *Guidelines*.

The *Guidelines* are intended to complement other initiatives to manage economic, environmental, and social performance and related information disclosure. The *Guidelines* and GRI-based reports are not a substitute for legally mandated reporting or disclosure requirements, nor do they override any local or national legislation. Reporting organisations should note in their reports instances where government regulations, conventions, or treaties restrict disclosure of information contained in the *Guidelines*.

Reporting by Smaller Organisations

Reporting may present a special challenge for smaller organisations—whether for-profit or not-for-profit, private or public. Such organisations may choose to adopt an incremental approach to implementing the *Guidelines*. GRI welcomes efforts to develop tools to help smaller organisations begin using the *Guidelines*. Such tools will assist smaller organisations to gradually move toward more comprehensive reporting.

THE GRI FAMILY OF DOCUMENTS

The GRI family of documents includes the following:

- the *Sustainability Reporting Guidelines* (the "*Guidelines*");
- sector supplements;
- issue guidance documents; and
- technical protocols.

Brief descriptions are as follows:

AS OF JUNE 2002, DRAFT SECTOR SUPPLEMENTS ARE AVAILABLE FOR TOUR OPERATORS AND FOR FINANCIAL SERVICES (SOCIAL PERFORMANCE INDICATORS ONLY). AUTOMOTIVE AND TELECOMMUNICATIONS SECTOR SUPPLEMENTS ARE UNDER DEVELOPMENT, AND OTHERS WILL FOLLOW IN 2003.

The Guidelines

This document is the foundation upon which all other GRI documents are based. The *Guidelines* represent the reporting content that has been identified as most broadly relevant to both reporting organisations and report users. The document is the "core" of the GRI family of documents. Other supplements and guidance documents, focussed on sectors and issues, are intended to add to, but not replace, the *Guidelines*. In other words, reporting organisations using a supplement are also expected to use the *Guidelines* by blending the two into a comprehensive reporting framework.

Sector Supplements

GRI recognises the limits of a one-size-fits-all approach and the importance of capturing the unique set of sustainability issues faced by different industry sectors (e.g., mining, automotive, banking). To address this need, GRI is developing sector supplements through multi-stakeholder processes for use with the core *Guidelines*. These supplements are at an early stage of development, but will grow in number and rigour over time. The first examples will begin appearing in 2002 as separate documents.

Issue Guidance Documents

GRI expects to develop issue-specific guidance documents on topics such as "diversity" and "productivity" to provide reporting organisations with additional models for organising the information in the *Guidelines* and sector supplements.

Technical Protocols

To assist users in applying the *Guidelines*, GRI is developing its first technical protocols on indicator measurement. Each protocol addresses a specific indicator (e.g., energy, child labour) by providing detailed definitions, procedures, formulae, and references to ensure consistency across reports. Over time, most of the indicators in the GRI *Guidelines* will be supported by a specific technical protocol. The GRI protocols may also extend to cover issues such as reporting boundaries or other questions pertaining to reporting principles and structure.

PREPARING A REPORT USING THE GRI FAMILY OF DOCUMENTS

An organisation preparing a GRI-based report should start with the *Guidelines* (see Figure 1). If a sector supplement applicable to the reporting organisation is available, the reporting guidance and indicators contained in that supplement should be used in addition to the indicators and information contained in the *Guidelines*. In the absence of a sector supplement, reporting organisations are encouraged to go beyond the information contained in the *Guidelines* and to include whatever information is specific to their sector and essential to ensuring a balanced and reasonable representation of their sustainability performance. When reporting on specific indicators in either this document or a supplement, reporting organisations should apply GRI technical protocols whenever available.


IF AVAILABLE
ALL ORGANISATIONS
IF PREFERRED
Sector Supplements
Sustainability Reporting Guidelines
Technical Protocols
Sustainability Report
Issue Guidance Documents

Figure 1. Family of Documents

For more information on the GRI family of documents, visit www.globalreporting.org.

RELATIONSHIP OF THE *GUIDELINES* TO OTHER SUSTAINABILITY MANAGEMENT TOOLS

The last decade has seen a proliferation of tools to help organisations, especially businesses, manage their economic, environmental, and social performance. These tools have appeared in a number of forms, ranging from codes of conduct to management systems to internal performance assessment methodologies.

GRI, in contrast, is an external reporting framework that enables organisations to communicate: 1) actions taken to improve economic, environmental, and social performance; 2) the outcomes of such actions; and 3) future strategies for improvement. The *Guidelines* do not govern an organisation's behaviour. Rather, they help an organisation describe the outcome of adopting and applying codes, policies, and management systems.

GRI complements other tools and practices used by organisations to manage their sustainability performance, including:

- charters or codes of conduct (general principles to guide an organisation's behaviour);
- organisational policies (internal guidance or rules on how an organisation addresses an issue);
- standards (prescribed methodologies, processes, or performance targets);
- third-party voluntary initiatives; and
- management systems (both certifiable and non-certifiable systems covering areas such as environmental and social performance or quality management).

GRI ATTEMPTS TO PROVIDE A REPORTING TOOL THAT COMPLEMENTS OTHER INITIATIVES.

Incorporating concepts and practices from a wide range of business, governmental, labour, and NGO initiatives has enriched the GRI *Guidelines*. These include initiatives that address issues at the facility, sector, organisational, national, and global levels. In developing the *Guidelines*, GRI attempts to provide a reporting tool that both incorporates and complements other initiatives while remaining faithful to its overarching mission and reporting principles.

REPORTING EXPECTATIONS AND DESIGN

The issues below are addressed in the following pages:

- core versus additional indicators;
- flexibility in using the *Guidelines*;
- customising a report within the GRI framework;
- frequency and medium of reporting;
- financial reports; and
- credibility of reports.

Core Versus Additional Indicators

The 2002 *Guidelines* contain two categories of performance indicators: core and additional. Both types of indicators have emerged from the GRI consultative process as valuable measures of the economic, environmental, and social performance of organisations. These *Guidelines* distinguish between the two types of indicators as follows:

Core indicators are:

- relevant to most reporting organisations; and
- of interest to most stakeholders.

Thus, designation as "core" signifies general relevance to both reporters and report users. In designating an indicator as "core", however, GRI exercises some discretion. For some core indicators, relevance may be limited to many, but not most, potential reporters. In the same vein, an indicator may be of keen interest to many, but not most, stakeholders. Over time, GRI expects that development of sector supplements will lead to the shifting of a number of core indicators to such supplements.

Additional indicators are defined as those that have one or more of the following characteristics:

- represent a leading practice in economic, environmental, or social measurement, though currently used by few reporting organisations;
- provide information of interest to stakeholders who are particularly important to the reporting entity; and
- are deemed worthy of further testing for possible consideration as future core indicators.

Reporting organisations are encouraged to use the additional indicators in Section 5 of Part C to advance the organisation's and GRI's knowledge of new measurement approaches. Feedback on these indicators will provide a basis for assessing the readiness of additional indicators for future use as core indicators, for use in sector supplements, or for removal from the GRI indicator list.

Flexibility in Using the Guidelines

GRI encourages the use of the GRI *Guidelines* by all organisations, regardless of their experience in preparing sustainability reports. The *Guidelines* are structured so that all organisations, from beginners to sophisticated reporters, can readily find a comfortable place along a continuum of options.

Recognising these varying levels of experience, GRI provides ample flexibility in how organisations use the *Guidelines*. The options range from adherence to a set of conditions for preparing a report "in accordance" with the *Guidelines* to an informal approach. The latter begins with partial adherence to the reporting principles and/or report content in the *Guidelines* and incrementally moves to fuller adoption. This range of options is detailed below, and in Figure 2.

Reporting "In Accordance" with the *Guidelines*

The decision to report in accordance with the *Guidelines* is an option, not a requirement. It is designed for reporters that are ready for a high level of reporting and who seek to distinguish themselves as leaders in the field. The growing number of organisations with strong reporting practices demonstrates the ability of numerous organisations to adopt the in accordance option.

The conditions for reporting in accordance with the GRI *Guidelines* seek to balance two key objectives of the GRI framework:

- comparability; and
- flexibility.

Comparability has been integral to GRI's mission from the outset, and is closely tied to its goal of building a reporting framework parallel to financial reporting. The in accordance conditions help to advance GRI's commitment to achieving max-

"In Accordance" Conditions

Organisations that wish to identify their report as prepared in accordance with the 2002 GRI *Guidelines* must meet five conditions:

1. Report on the numbered elements in Sections 1 to 3 of Part C.
2. Include a GRI Content Index as specified in Section 4 of Part C.
3. Respond to each core indicator in Section 5 of Part C by either (a) reporting on the indicator or (b) explaining the reason for the omission of each indicator.
4. Ensure that the report is consistent with the principles in Part B of the *Guidelines*.
5. Include the following statement signed by the board or CEO: "This report has been prepared in accordance with the 2002 GRI *Guidelines*. It represents a balanced and reasonable presentation of our organisation's economic, environmental, and social performance."

imum comparability across reports by creating a common reference point for all reporters that choose to use this option.

While GRI seeks to enhance comparability between reports, also it is committed to supporting flexibility in reporting. Legitimate differences exist between organisations and between industry sectors. The GRI framework must have sufficient flexibility to allow reports to reflect these differences.

The in accordance conditions rely on transparency to balance the dual objectives of comparability and flexibility. Reporting organisations are asked to clearly indicate how they have used the *Guidelines* and, in particular, the core indicators. The evaluation of these decisions is then left to report users.

AT THIS TIME, GRI DOES NOT CERTIFY CLAIMS OF IN ACCORDANCE NOR DOES IT VALIDATE EXPLANATIONS OF OMITTED INFORMATION.

Reporting organisations that choose to report in accordance must note the reasons for the omissions of any core indicators in their reports, preferably in or near the GRI Content Index. GRI recognises that various factors may explain the omission of a core indicator. These include, for example: protection of proprietary information; lack of data systems to generate the required information; and conclusive determination that a specific indicator is not relevant to an organisation's operations. In providing these explanations, reporting organisations are encouraged to indicate their future reporting plans, if any, relative to each excluded core indicator. Indicators omitted for the same reason may be clustered and linked to the relevant explanation.

GRI emphasises that the exclusion of some core indicators still allows organisations to report in accordance with the *Guidelines* as long as explanations appear. At this time, GRI does not certify claims of in accordance nor does it validate explanations of omitted information. However, reporting organisations that elect an in accordance approach should anticipate that users will compare their reports against the five conditions associated with the in accordance status and make judgements based on such evaluation.

Informal Application of the *Guidelines*

Given the youthful state of comprehensive economic, environmental, and social reporting, GRI recognises that many organisations are still building their reporting capacity. These organisations are invited to choose an informal approach consistent with their current capacity (see Annex 3). They may choose not to cover all of the content of the GRI *Guidelines* in their initial efforts, but rather to base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time.

For example, a first-time reporter may use a portion of the performance indicators (Part C) without having to provide an indicator-by-indicator explanation of omissions. Gradually, expanding use of the reporting principles and/or indicators will move the organisation toward more comprehensive coverage of economic, environmental, and social performance. Organisations that choose an incremental approach may reference GRI in their report. Such a reference should include a brief description of how the GRI *Guidelines* informed development of the report. However, incremental reporters may not use the term in accordance nor include the prescribed board or CEO statement unless all conditions for the in accordance option are met.


In Accordance
Informal
INCREMENTAL REPORTING
TRANSPARENCY >
STRUCTURE >
COVERAGE >

Figure 2. Options for Reporting

In sum, aware of the wide spectrum of reporter experience and capabilities, GRI enables reporters to select an approach that is suitable to their individual organisations. With time and practice, organisations at any point along this spectrum can move gradually toward comprehensive reporting built on both the principles and content of the GRI framework. Similarly, GRI will continue to benefit from the experiences of reporting organisations and report users as it strives to continually improve the *Guidelines*.

Customising a Report Within the GRI Framework

The *Guidelines* set out the basic information for inclusion in a report. However, GRI expects that reporting organisations will take steps to design their report content to reflect the unique nature of their organisation and the context in which it operates. These steps may involve:

- defining reporting boundaries;
- inserting additional content (usually based on stakeholder consultation) such as indicators, and textual discussions; and/or
- adopting a format tailored to the organisation.

Boundaries

In the early years of reporting, most organisations measured and reported on impacts based on the traditional boundary criteria used in financial reporting, that is, legal ownership and direct control. In recent years, companies have begun to experiment with expanding their reporting boundaries to better reflect the unique "footprint" of their organisation and its activities.

The completeness principle in Part B offers brief commentary on boundaries, and GRI is working to develop additional guidance and technical protocols on this issue. Until such guidance is available, the GRI framework emphasises the importance of extensive interaction with stakeholders to determine appropriate reporting boundaries. Equally important, organisations should maintain a high degree of transparency in their reports regarding the specific reporting boundaries they have chosen.

Content

GRI encourages organisations to go beyond the information requested in Part C of the *Guidelines*, as needed, to present a balanced and reasonable picture of their economic, environmental, and social performance. In applying the *Guidelines*, each reporting organisation will make different decisions regarding the use of the additional performance indicators in Section 5 of Part C. Reporting organisations should also include other content, particularly integrated performance indicators, identified through stakeholder consultation. This information and these indicators may relate to sector- or geography-specific issues pertinent to the organisation. GRI's sector supplements will address some of these needs.

Selecting Additional Content Through Engaging Stakeholders

Compared with financial reporting, which is targeted primarily at one key stakeholder—the shareholder—sustainability reporting has a large and diverse audience. Stakeholder engagement plays an important role in helping to ensure that a report achieves its primary purpose: providing information that meets the needs of the organisation's stakeholders. GRI reporters are expected to use these *Guidelines* (Part C, Sections 1 to 3 and core indicators from Section 5) in addition to sector supplements (if available) as the basis for their report.

The reporting elements and indicators in the *Guidelines* were developed through an extensive multi-stakeholder, consultative process. However, the inclusion of information (including performance indicators) identified through stakeholder consultation is a critical additional step in furthering the utility of an organisation's sustainability report; it is also one of the fundamental principles underlying GRI reporting (see Part B on Inclusiveness).

Since stakeholder consultation often involves a range of parallel discussions with different constituencies, it is important to document the interactions that result in the organisation's selection of indicators and to explain these in the report. While GRI emphasises the importance of stakeholder feedback in drafting reports, it does not offer specific guidance on how to conduct stakeholder engagement. Many guidance documents and case studies on this subject are available elsewhere.

Structure

Part C of these *Guidelines* ("Report Content") is organised in a logical framework. Reporting organisations are encouraged but not required to use this same organisation for their report. GRI believes that completeness and comparability in economic, environmental, and social reporting are best served when all reporting organisations adhere to a common structure. At the same time, it recognises that some reporting organisations will want to choose a different structure based on specific characteristics of the reporting entity. In evaluating alternative approaches to organising their reports, organisations should carefully weigh the need to capture legitimate organisational and sectoral differences against the benefits of standardised structures. Common structures and formats support consistency and comparability. This provides benefits to both reporting organisations and report users by enhancing the clarity of communication and the ease of use of the documents over an extended period of time. In situations where reporting organisations use alternative structures, the Content Index described in Part C becomes even more essential as a tool to help users find and compare the content of reports.

The choice among different media for reporting (e.g., paper, electronic) may also influence decisions on the structure of reports. For example, some organisations might choose to produce a summary paper report and to make a fully detailed report available on the Internet. Where Internet-based reports using the *Guidelines* comprise linked pages, a means to view the report ordered according to GRI sections should be provided, in addition to any other structure.

Frequency and Medium of Reporting

A wide variety of media is now available to prepare and distribute reports, ranging from traditional printing to various multi-media technologies including the Internet and CD-ROMs. This gives organisations substantial freedom in determining the frequency of preparing reports and the mode of distribution. In general, GRI recommends that reporting on economic, environmental, and social performance be timed to coincide, and possibly integrated, with other external reporting, such as annual financial reports and quarterly earnings statements. Such timing will reinforce the linkages between financial performance and economic, environmental, and social performance (see Annex 2).

FINANCIAL REPORTING AND SUSTAINABILITY REPORTING SERVE PARALLEL AND ESSENTIAL FUNCTIONS THAT ENRICH EACH OTHER.

In the future, information disclosure is likely to involve a mix of annual, quarterly, and even "real-time data" distributed through a range of different media, each chosen based on the timing and nature of the reported information. Internet-based reporting will facilitate frequent updating of some aspects of GRI-based reports. However, continuous reporting should not replace periodic consolidated reports, vetted through an internal procedure and providing a "snapshot" of the organisation at a given point in time. Snapshots are important for supporting comparisons between organisations and between reports. GRI also recommends that such periodic reports be available in their complete form from the reporting organisation's website (e.g., as a downloadable file).

Decisions regarding frequency and medium of reporting also should take into account their expected use and feedback. Effective reporting is part of a broader dialogue between the reporting organisation and its stakeholders that should result in new actions by both parties. The frequency and medium of reporting potentially may either enhance or detract from the progress of this dialogue.

Financial Reports

Most organisations publish separate financial and sustainability reports; however, a few corporations have begun to experiment with publishing a single annual report including financial, economic, environmental, and social information. GRI believes that both financial reporting and sustainability reporting serve parallel and essential functions that enrich each other (see Annex 2). GRI encourages the coordination of both reporting processes and expects that over time financial performance measurement increasingly will benefit from the measurement of economic, environmental, and social performance.

Credibility of Reports

Stakeholders expect to be able to trust an organisation's sustainability report. To benefit from the process of sustainability reporting, organisations themselves also want to take steps to enhance the credibility of their reports. This contributes to building stakeholder trust and to continual improvement in the quality of reporting systems and processes.

A range of factors influences the perceptions and expectations of users about the credibility of an organisation's sustainability report. It is important for each reporting organisation to ascertain and evaluate the relative importance of each of these factors (see Annex 4 for examples of such factors). Consultation with stakeholders is the best way to ascertain stakeholder perceptions and expectations about building credibility.

GRI ENCOURAGES THE INDEPENDENT ASSURANCE OF SUSTAINABILITY REPORTS AND THE DEVELOPMENT OF STANDARDS AND GUIDELINES FOR THE ASSURANCE PROCESS...

In response to stakeholder expectations, reporting organisations have adopted a variety of strategies for enhancing the credibility and quality of sustainability reports. Strategies include stakeholder consultation panels, strengthened internal data collection and information systems, issue-specific audits by appropriate experts, internal audits of data collection and reporting systems, use of the GRI *Guidelines* as the basis for report preparation (and indicating so), reviews and commentaries by independent external experts, and use of independent assurance[3] processes for sustainability reports. In deciding strategy and developing and implementing policies and practices to enhance report credibility and quality, organisations are encouraged to adopt a progressive approach, each stage of which adds to the credibility and quality of their reporting.

In order to address stakeholders' concerns about the credibility of reports on economic, environmental, and social performance, GRI recommends that reports include a statement of:

- the reporting organisation's policies and internal practices to enhance the credibility and quality of its sustainability report; and
- the reporting organisation's policy and current practice with regard to providing independent assurance about the full report.

GRI recognises that providing independent assurance about sustainability reports is, like reporting itself, at an early stage of development. For example, no universal consensus exists on social performance indicators or related assurance approaches. GRI encourages the independent assurance of sustainability reports and the development of standards and guidelines for the assurance process to be followed by assurance providers.

Annex 4 offers practical guidance to reporting organisations on assurance provision and related processes that enhance report quality and credibility. GRI will continue to evolve its policy on independent assurance informed by the feedback and practices of both reporters and report users.

3. The following is a proposed working description of independent assurance: "The provision of independent assurance is a structured and comprehensive process of collecting and evaluating evidence on a subject matter (the sustainability report) that is the responsibility of another party (distinct from management of the reporting organisation), against suitable criteria. As a result of the process, assurance providers express a conclusion that provides the intended users/stakeholders with a stated level of assurance about whether the subject matter (the sustainability report) conforms in all material respects with the identified criteria. Independent, competent experts who maintain an attitude of 'professional scepticism' perform the assurance process."

B

PART B: REPORTING PRINCIPLES

INTRODUCTION

This section of the *Guidelines* identifies reporting principles essential to producing a balanced and reasonable report on an organisation's economic, environmental, and social performance. The June 2000 *Guidelines* presented a first version of these principles. These were informed by the financial accounting tradition and adapted for reporting on economic, environmental, and social performance with reference to research related to environmental accounting. Now, with the benefit of time and learning through application of the June 2000 *Guidelines*, GRI presents a revised set of principles that combine and extend many of the concepts that appeared under the headings of "underlying principles" and "qualitative characteristics" of GRI-based reports in the June 2000 *Guidelines*.

GRI VIEWS THESE PRINCIPLES AS INTEGRAL TO ITS REPORTING FRAMEWORK, EQUAL IN WEIGHT TO THE ELEMENTS AND INDICATORS IN PART C OF THE GUIDELINES.

Those familiar with financial reporting will recognise overlaps between GRI's reporting principles and those used in financial reporting. However, while financial reporting is a key benchmark for developing principles for reporting on economic, environmental, and social performance, significant differences do exist. The principles in this section take these differences into account. They are rooted in GRI's experience over the last four years, blending knowledge from science and learning from practice.

GRI views these principles as integral to its reporting framework, equal in weight to the elements and indicators in Part C of the *Guidelines*. Organisations using the *Guidelines* are expected to apply these principles in their report preparation. Collectively, the principles define a compact between the reporting organisation and report user, ensuring that both parties share a common understanding of the underpinnings of a GRI-based report. They provide an important reference point to help a user interpret and assess the organisation's decisions regarding the content of its report. The principles are designed with the long term in mind. They strive to create an enduring foundation upon which performance measurement will continue to evolve based on new knowledge and learning.

The principles are goals toward which a reporter should strive. Some reporting organisations may not be able to fully apply them in the short term. However, organisations should identify improvement in how rigourously they apply the principles to their reporting process, in much the same way as they identify improvement in the various aspects of economic, environmental, and social performance.

Reports do not need to contain a detailed checklist showing that all principles have been adopted. But they should offer some discussion of how the reporting principles have been applied. This should include both successes and challenges. If a reporting organisation does not seek to apply these principles, it should indicate where such departures exist and why. Discussion of the application (or non-application) of principles may appear in the profile section of the report or in a separate section that addresses the technical aspects involved in preparing the report.

The 11 principles outlined in the following section will help ensure that reports:

- present a balanced and reasonable account of economic, environmental, and social performance, and the resulting contribution of the organisation to sustainable development;
- facilitate comparison over time;
- facilitate comparisons across organisations; and
- credibly address issues of concern to stakeholders.

Organisation of the Principles

The principles in Part B are grouped in four clusters (see Figure 3). Those that:

- form the framework for the report (transparency, inclusiveness, auditability);
- inform decisions about what to report (completeness, relevance, sustainability context);
- relate to ensuring quality and reliability (accuracy, neutrality, comparability); and
- inform decisions about access to the report (clarity, timeliness).

THE PRINCIPLES OF TRANSPARENCY AND INCLUSIVENESS REPRESENT THE STARTING POINT FOR THE REPORTING PROCESS AND ARE WOVEN INTO THE FABRIC OF ALL THE OTHER PRINCIPLES.

The principles of transparency and inclusiveness represent the starting point for the reporting process and are woven into the fabric of all the other principles. All decisions about reporting (e.g., how, when, what) take these two principles and associated practices into consideration.

The principles of sustainability context, completeness, and relevance play the key role in determining what to report. Reports should help place the organisation's performance in the broader context of sustainability challenges, risks, and opportunities. The information contained within the report must meet the test of completeness in terms of the reporting boundaries (i.e., entities included), scope (i.e., aspects or issues reported), and time frame. Lastly, reported information should be relevant to the decision-making needs of stakeholders.

The quality and reliability of the report content are guided by the principles of neutrality, comparability, and accuracy. Reports should be comparable over time and across


Transparency
Inclusiveness
INFORMS
INFORMS
INFORMS
Decisions about what information to report
Quality/reliability of reported information
Accessibility of reported information (how, when)
Completeness
Accuracy
Clarity
Relevance
Neutrality
Timeliness
Sustainability Context
Comparability
Auditability

Figure 3 Reporting Principles

organisations. Information should be sufficiently accurate and reliable to enable its use for decision-making purposes. Equally important, the report should present its content in a balanced and unbiased manner.

The principles of clarity and timeliness govern the access and availability of reports. Put simply, stakeholders should receive easily understood information in a time frame that allows them to use it effectively.

TRANSPARENCY IN REPORTING IS AN EXERCISE IN ACCOUNTABILITY—THE CLEAR AND OPEN EXPLANATION OF ONE'S ACTIONS TO THOSE WHO HAVE A RIGHT OR REASON TO INQUIRE.

Lastly, the principle of auditability relates to several other principles such as comparability, accuracy, neutrality, and completeness. Specifically, this principle refers to the ability to demonstrate that the processes underlying report preparation and information in the report itself meet standards for quality, reliability, and other similar expectations.

Transparency

Full disclosure of the processes, procedures, and assumptions in report preparation are essential to its credibility.

Transparency is an overarching principle and is the centrepiece of accountability. It requires that, regardless of the format and content of reports, users are fully informed of the processes, procedures, and assumptions embodied in the reported information. For example, a report must include information on the stakeholder engagement processes used in its preparation, data collection methods and related internal auditing, and scientific assumptions underlying the presentation of information. This transparency in reporting is an exercise in accountability—the clear and open explanation of one's actions to those who have a right or reason to inquire.

Transparency is central to any type of reporting or disclosure. In the case of financial reporting, over many decades governments and other organisations have created, and continue to enhance, disclosure rules affecting financial reports to increase the transparency of the reporting process. These generally accepted accounting principles and evolving international accounting standards seek to ensure that investors are given a clear picture of the organisation's financial condition, one that includes all material information and the basis upon which this depiction is developed.

GRI seeks to move reporting on economic, environmental, and social performance in a similar direction by creating a generally accepted framework for economic, environmental, and social performance disclosure. As this framework continues to evolve rapidly, general practices will evolve in parallel, based on best practice, best science, and best appraisal of user needs. In this dynamic environment, it is essential that reporting organisations are transparent regarding the processes, procedures, and assumptions that underlie their reports so that users may both believe and interpret reported information. In this sense, transparency transcends any one principle, but affects all.

Inclusiveness

The reporting organisation should systematically engage its stakeholders to help focus and continually enhance the quality of its reports.

The inclusiveness principle is rooted in the premise that stakeholder views are integral to meaningful reporting and must be incorporated during the process of designing a report. Reporting organisations should seek to engage stakeholders who are both directly and indirectly affected. Aspects of reporting enriched by stakeholder consultation include (but are not limited to) the choice of indicators, the definition of the organisation's reporting boundaries, the format of the report, and the approaches taken to reinforce the credibility of the reported information. Characteristics relevant to designing stakeholder consultation processes include the nature and diversity of products and services, the nature of the reporting organisation's operations and activities, and the geographic range of operations. Stakeholder engagement, like reporting itself, is a dynamic process. Executed properly, it is likely to result in continual learning within and outside the organisation, and to strengthen trust between the reporting organisation and report users. Trust, in turn, fortifies report credibility, itself a key goal of GRI's reporting framework.

The principle of inclusiveness also addresses the diverse needs of stakeholders who use sustainability reports. The range of users of a sustainability report is broader than that of financial reports. Inclusiveness is essential to ensuring that the reporting process and content reflect the needs of these diverse users. Each user group has specific information expectations—at times overlapping with those of other groups, at times distinct. Failure to identify and consult with stakeholders is likely to result in reports that are less relevant to users' needs and thereby less credible to external parties. In contrast, systematic stakeholder engagement enhances receptivity and usefulness across user groups. This engagement may also include soliciting views regarding the utility and credibility of sustainability reports issued by the reporting organisation.

GRI recognises that many reporting organisations have a wide range of potential stakeholders. Any systematic approach to inclusiveness will require an organisation to define an approach for grouping and prioritising stakeholders for purposes of engagement. In the spirit of the inclusiveness and transparency principles, it is important for reporting organisations to clearly and openly explain their approach to defining whom to engage with and how best to engage.

Auditability

Reported data and information should be recorded, compiled, analysed, and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability.

The auditability principle refers to the extent to which information management systems and communication practices lend themselves to being examined for accuracy by both internal and external parties. Reports using the *Guidelines* contain data that is both qualitative and quantitative in nature. In designing data collection and information systems, reporting organisations therefore should anticipate that internal auditing and external assurance processes may be used in the future.

In preparing reports, organisations should continually ask the question: Is the response to an information query presented in such a way that an internal or external party in the future could examine its accuracy, completeness, consistency, and reliability? Unverifiable statements or data that affect the broad messages contained in a report using the *Guidelines* may compromise its credibility. In addition to accuracy and reliability, the completeness of information may also affect the ability of an auditor to render an assessment.

The Verification Working Group

In response to user requests, GRI formed a working group in 1999 to explore issues and options for strengthening the credibility of sustainability reports through various assurance mechanisms. The results of these consultations are reflected in the statements in Part A (Credibility of Reports) and in Annex 4 on assurance processes. The working group also has prepared an advisory assurance strategy paper (available on www.globalreporting.org) for consideration by the GRI Board of Directors. Beginning in September 2002, the Board will consider options for how GRI might continue to play a constructive role in advancing the assurance of sustainability reports.

Completeness

All information that is material to users for assessing the reporting organisation's economic, environmental, and social performance should appear in the report in a manner consistent with the declared boundaries, scope, and time period.

This principle refers to accounting for and disclosing, in sufficient detail, all information of significant concern to stakeholders within the declared boundaries (i.e., operational, scope, and temporal) of the report. Defining whether such information meets the test of significance to stakeholders should be based on both stakeholder consultation as well as broad-based societal concerns that may not have surfaced through the stakeholder consultation process. Such broad-based concerns may derive, for example, from national policy and international conventions.

The completeness principle is three-dimensional:

Operational boundary dimension: Reported information should be complete in relation to the operational boundaries of the reporting organisation, in other words, the range of entities for which the reporting organisation gathers data. These boundaries should be selected with consideration of the economic, environmental, and social impacts of the organisation. Such boundaries may be defined based on financial control, legal ownership, business relationships, and other considerations. The boundaries may vary according to the nature of the reported information. In some cases, the most appropriate boundaries for meeting the expectations outlined by other reporting principles may extend beyond traditional financial reporting boundaries.

Defining Boundaries

Defining boundary conditions for reporting on economic, environmental, and social performance is a complex challenge. Complicating factors include the diverse nature of the information and the intimate relationship between the organisation and the larger economic, environmental, and social systems within which it operates. Boundary research is a high priority in GRI's work programme. Discussion papers, exposure drafts and testable protocols will appear during 2002–2003, leading to more systematic and precise treatment of this critical reporting issue.

Scope dimension: Scope is distinct from boundaries in that an organisation could choose extended reporting boundaries (e.g., report data on all the organisations that form the supply chain), but only include a very narrow scope (e.g., only report on human rights performance). In the context of GRI, "scope" refers to aspects such as energy use, health and safety, and other areas for which the *Guidelines* include indicators and queries. Despite the fact that the reporting boundary may be complete, the scope (e.g., human rights aspects only) may not be complete. The process for determining a complete scope may include, for example, the results of lifecycle analysis of products or services and assessment of the full range of direct and indirect social or ecological impacts of the reporting organisation. Some of these same tools may also influence decisions about the other dimensions of completeness discussed here. The report should disclose all relevant information within the context of the scope (i.e., aspects) covered.

Temporal dimension: Reported information should be complete with reference to the time period declared by the reporting organisation. As far as possible, reportable activities, events, and impacts should be presented for the reporting period in which they occur. This may involve reporting on activities that produce minimal short-term impact, but will have a cumulative effect that may become material, unavoidable, or irreversible in the longer term. Such activities might include, for example, the release of certain bioaccumulative or persistent pollutants. Disclosure of the nature and likelihood of such impacts, even if they may only materialise in the future, comports with the goal of providing a balanced and reasonable representation of the organisation's current economic, environmental, and social performance. In making estimates of future impacts (both positive and negative), the reporting organisation should be careful to make well-reasoned estimates that reflect the best understanding of the likely size, nature, and scope of impacts. Although speculative in nature, such estimates can provide useful and relevant information for decision-making as long as the limitations of the estimates are clearly acknowledged.

Information within the organisation often flows from management systems that operate on a regular, short-term cycle, typically one year. However, a single reporting cycle often is too brief to capture many important economic, environmental, and social impacts. This type of performance, by nature, focuses on the long-term, with forward-looking trends at least as important as lagging, or historical, ones. Thus, reporting organisations should strive to gradually align information systems to account for these forward-looking trends in addition to historical trends.

THE SIGNIFICANCE OF INFORMATION CAN BE JUDGED FROM A NUMBER OF PERSPECTIVES; HOWEVER, THE KEY PERSPECTIVE IS THAT OF THE INFORMATION USER.

Relevance

Relevance is the degree of importance assigned to a particular aspect, indicator, or piece of information, and represents the threshold at which information becomes significant enough to be reported.

Relevance in sustainability reporting is driven by the significance attached to a piece of information to inform the user's decision-making processes. Stakeholders use information on economic, environmental, and social performance in a variety of ways, some of which may differ substantially from that of the reporting organisation. The significance of information can be judged from a number of perspectives; however, in any reporting system, the key perspective is that of the information user. The primary purpose of reporting (as opposed to other types of outreach and communication) is to respond to user information needs in a neutral and balanced manner. Reporting must therefore place a strong emphasis on serving users' specific needs.

In considering relevance, it is important to remain sensitive to differences in how users and reporting organisations apply information. Through stakeholder consultation, a reporting organisation can better understand stakeholders' information needs and how best to respond to them. Ideally, reports should contain information that is useful and relevant to both the reporting organisation and the report users. However, in some cases, information may be relevant to the report user, but may not be of the same value to the reporting organisation. It is important to differentiate between situations where reporting expectations differ and those where information is irrelevant.

Sustainability Context

The reporting organisation should seek to place its performance in the larger context of ecological, social, or other limits or constraints, where such context adds significant meaning to the reported information.

Many aspects of sustainability reporting draw significant meaning from the larger context of how performance at the organisational level affects economic, environmental, and social capital formation and depletion at a local, regional, or global level. In such cases, simply reporting on the trend in individual performance (or the efficiency of the organisation) leaves open the question of an organisation's contribution to the total amount of these different types of capital. For some users, placing performance information in the broader biophysical, social, and economic context lies at the heart of sustainability reporting and is one of the key differentiators between this type of reporting and financial reporting. Moreover, while the ability of an organisation to "sustain" itself is obviously important to a range of stakeholders, it is unlikely that any individual organisation will remain in existence indefinitely. This principle emphasises the sustainability of the broader natural and human environment within which organisations operate.

Where relevant and useful, reporting organisations should consider their individual performance in the contexts of economic, environmental, and social sustainability. This will involve discussing the performance of the organisation in the context of the limits and demands placed on economic, environmental, or social resources at a macro-level. This concept is most clearly articulated in the environmental area in terms of global limits on resource use and pollution levels, but also may be relevant to social and economic issues.

THE ACCURACY OF QUALITATIVE INFORMATION IS LARGELY DETERMINED BY THE DEGREE OF CLARITY, DETAIL, AND BALANCE IN PRESENTATION.

The understanding of how best to link organisational performance with macro-level concerns will continue to evolve. GRI recommends that individual reporting organisations explore ways to incorporate these issues directly into their sustainability reports in order to advance both reporting organisations' and users' understanding of these linkages.

Accuracy

The accuracy principle refers to achieving the degree of exactness and low margin of error in reported information necessary for users to make decisions with a high degree of confidence.

Economic, environmental, and social indicators can be expressed in many different ways, ranging from qualitative responses to detailed quantitative measurements. The characteristics that determine accuracy vary according to the nature of the information. For example, the accuracy of qualitative information is largely determined by the degree of clarity, detail, and balance in presentation. The accuracy of quantitative information, on the other hand, may depend on the specific sampling methods used to gather hundreds of data points from multiple operating units. The specific threshold of accuracy that is necessary will depend in part on the intended use of the information. Certain decisions will require higher levels of accuracy in reported information than others.

Application of the accuracy principle requires an appreciation of:

- the intentions and decision-making needs of the users; and
- the different conditions under which information is gathered.

As with other principles, it is important to be transparent in how this principle is applied. Explaining the approaches, methods, and techniques that the reporting organisation uses to achieve satisfactory levels of accuracy will help improve the credibility of the report and the acceptance of the reported information.

Neutrality

Reports should avoid bias in selection and presentation of information and should strive to provide a balanced account of the reporting organisation's performance.

The neutrality principle refers to the fair and factual presentation of the organisation's economic, environmental, and social performance. Embodied in the principle of neutrality is the notion that the core objective behind a reporting organisation's selection and communication of information is to produce an unbiased depiction of its performance. This means presenting an account that includes both favourable and unfavourable results, free from intentional tilt or under- or overstatement of the organisation's performance. The report should focus on neutral sharing of the facts for the users to interpret. Environmental reporting, the precursor to sustainability reporting, has demonstrated this type of gradual evolution from anecdotal and selective disclosure toward a more neutral, factual presentation of data. While reporting practices still vary significantly among reporting organisations, many have recognised that achieving and maintaining credibility among users hinges on the commitment of the reporting organisation to a neutral and fair depiction.

THE CORE OBJECTIVE BEHIND A REPORTING ORGANISATION'S SELECTION AND COMMUNICATION OF INFORMATION IS TO PRODUCE AN UNBIASED DEPICTION OF ITS PERFORMANCE.

Under the neutrality principle, the *overall* report content must present an unbiased picture of the reporting organisation's performance, avoiding selections, omissions, or presentation formats that are intended to influence a decision or judgement by the user. Where the reporting organisation wishes to present its perspective on an aspect of performance, it should be clear to the reader that such information is separate and distinct from GRI's reporting elements. In the same way that annual financial reports typically contain interpretive material in the front end and financial statements in the back, so too should GRI-based reports strive for a clear distinction between the reporting organisation's interpretation of information and factual presentation.

Comparability

The reporting organisation should maintain consistency in the boundary and scope of its reports, disclose any changes, and re-state previously reported information.

This principle refers to ensuring that reports on economic, environmental, and social performance support comparison against the organisation's earlier performance as well as against the performance of other organisations. This allows internal and external parties to benchmark performance and assess progress as part of supporting rating activities, investment decisions, advocacy programmes and other activities. Comparability and associated demands for consistency are a pre-requisite to informed decision-making by users.

When changes in boundary, scope, and content of reporting occur (including in the design and use of indicators), reporting organisations should, to the maximum extent practicable, re-state current accounts to ensure that time series information and cross-organisational comparisons are both reliable and meaningful. Where such re-statements are not provided, the reporting organisation should disclose such circumstances, explain the reasons, and discuss implications for interpreting current accounts.

Clarity

The reporting organisation should remain cognizant of the diverse needs and backgrounds of its stakeholder groups and should make information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail.

NOT ALL USER GROUPS WILL BRING THE SAME LEVEL OF EXPERIENCE TO THE READING OF THE REPORT.

The clarity principle considers the extent to which information is understandable and usable by diverse user groups. In financial reporting, there is an unspoken assumption concerning the general level of background knowledge and experience of the assumed "primary" user group, namely, investors. No such "primary" user group exists for GRI at this juncture. In fact, it may never exist owing to the diversity of user groups that are consumers of economic, environmental, and social performance information. In using the GRI *Guidelines*, it is reasonable to assume that all users have a working knowledge of at least a portion of the economic, environmental, and social issues faced by the reporting organisation. However, not all user groups will bring the same level of experience—or even the same language—to the reading of the report. Thus, reporting organisations, through assessing stakeholder capabilities, should design reports that respond to the maximum number of users without sacrificing important details of interest to a subset of user groups. Technical and scientific terms should be explained within the report, and clear, suitable graphics should be used where appropriate. Providing information that is not understandable to stakeholders does not contribute to successful engagement. Clarity is therefore an essential characteristic of any reporting effort.

Timeliness

Reports should provide information on a regular schedule that meets user needs and comports with the nature of the information itself.

The usefulness of information on economic, environmental, and social performance is closely tied to its timely availability to user groups. Timeliness ensures maximum uptake and utility of the information, enabling users to effectively integrate it into their decision-making. As with financial disclosures, reporting on economic, environmental, and social performance is most valuable when users can expect a predictable schedule of disclosures. Special updates can be issued if and when unexpected developments of material interest to users occur.

Reporting organisations should structure disclosures to accord with the nature of the information. Certain environmental information, for example, may be most useful on a quarterly, monthly or continuous ("real time") basis, while other environmental information is most suitable for an annual report. Similarly, reporting on economic performance may parallel financial reporting: annual disclosures can summarise economic performance during the prior 12 months, while quarterly updates can be issued in parallel with quarterly earnings reports to investors. With the menu of new communications technologies available to reporting organisations, adjusting the timing of disclosures to reflect the varying nature of an organisation's impacts is now more feasible than ever before. However, the degree to which any technology approach can be applied depends on stakeholders having access to the necessary technology.

Although a regular flow of information is desirable for meeting certain needs, reporting organisations should commit to a single point in time to provide a consolidated accounting of their economic, environmental, and social performance. This is necessary to meet the fundamental objective of comparability across organisations. As an example, a yearly consolidated report released on a predictable schedule, accompanied by interim updates using electronic media, represents a standard structure that is consistent with the principle of timeliness

PART C: REPORT CONTENT

C

General Notes

1. *Boundaries:* Organisations using the *Guidelines* may have complex internal structures, multiple subsidiaries, joint ventures, and/or foreign operations. Particular care should be taken to match the scope of the report with the economic, environmental, and social "footprint" of the organisation (i.e., the full extent of its economic, environmental, and social impacts). Any differences should be explained.

2. *Use of technical protocols:* In reporting on indicators contained within the *Guidelines*, reporters should use GRI technical protocols whenever available. Drafting of protocols for a limited number of GRI indicators began in 2002, and drafts in progress can be found on the GRI website (www.globalreporting.org). GRI recognises the need for continued development of protocols, and the current set represents the first of many that will follow in coming years. If, for any reason, a reporting organisation does not use an existing GRI protocol, it should clearly describe the measurement rules and methodologies used for data compilation. For situations where a formal GRI protocol is not yet available, reporting organisations should use their professional judgement, drawing on international standards and conventions wherever possible.

3. *Metrics:* Reported data should be presented using generally accepted international metrics (e.g., kilograms, tonnes, litres), calculated using standard conversion factors. When other metrics are used, reports should provide conversion information to enable international users to make conversions.

4. *Time frames and targets:* Wherever possible, reports should present information for all performance indicators in a manner that enables users to understand current and future trends. At a minimum, reporting organisations should present data for the current reporting period (e.g., one year) and at least two previous periods, as well as future targets where they have been established. This information provides essential context for understanding the significance of a given piece of information. Comparisons with industry averages, where available, can also provide useful context.

5. *Absolute/normalised data:* As a general principle, reporting organisations should present indicator data in absolute terms and use ratios or normalised data as complementary information. Providing only normalised data may mask absolute figures, which is the information of primary interest to some stakeholders. However, if absolute data are provided, users will be able to compile their own normalised analysis using information from Section 2 of Part C (Profile). Nevertheless, GRI does recognise the utility of data presented as ratios. Ratio data may be useful in conjunction with absolute data for communicating performance trends or articulating performance across two or more linked dimensions of sustainability. When ratios are included, organisations are asked to make use of normalising factors from within the report, and from Section 2 of Part C, if appropriate. See Annex 5 for more information on ratios.

6. *Data consolidation and disaggregation:* Reporting organisations will need to determine the appropriate level of consolidation (aggregation) of indicator data. For example, indicators could be presented in terms of the performance of the organisation worldwide or broken down by subsidiaries, countries of operation, or even individual facilities. This decision requires balancing the reporting burden against the potential additional value of data reported on a disaggregated (e.g., country or site) basis. Consolidation of information can result in loss of a significant amount of value to users, and also risks masking particularly strong or poor performance in specific areas of operation. In general, reporting organisations should disaggregate information to an appropriate and useful level as determined through consultation with stakeholders. The appropriate level of consolidation/disaggregation may vary by indicator.

7. *Graphics:* The use of graphics can enhance the quality of a report. However, care should be taken to ensure that graphics do not inadvertently lead readers to incorrect interpretations of data and results. Care is needed in the selection of axes, scales, and data (including conversion of raw data to ratios and indices for graphic purposes), and the use of colour and different types of graphs and charts. Graphics should be a supplement to—not a substitute for—text and narrative disclosure of information. In general, raw data should accompany graphical presentations, either alongside or in appendices. Graphs should always clearly indicate the source of their data.

8. *Executive summary:* GRI encourages the inclusion of an executive summary. In keeping with the reporting principles in Part B, the summary should draw only on material from within the report and be materially consistent with the content of the report.

OVERVIEW OF PART C

Part C of the *Guidelines* specifies the content of a GRI-based report. The report content is organised in what GRI considers a logical order, and reporting organisations are encouraged to follow this structure in writing their reports. See General Notes and Part A for further guidance on report structure. Questions regarding other issues related to application of the *Guidelines* are also addressed in Part A. Please note that Part C is best read in conjunction with Part B.

Part C of the *Guidelines* comprises five sections

1. *Vision and Strategy* – description of the reporting organisation's strategy with regard to sustainability, including a statement from the CEO.
2. *Profile* – overview of the reporting organisation's structure and operations and of the scope of the report.
3. *Governance Structure and Management Systems* – description of organisational structure, policies, and management systems, including stakeholder engagement efforts.
4. *GRI Content Index* – a table supplied by the reporting organisation identifying where the information listed in Part C of the *Guidelines* is located within the organisation's report.
5. *Performance Indicators* – measures of the impact or effect of the reporting organisation divided into integrated, economic, environmental, and social performance indicators.

Part C only covers basic report content as defined by GRI. As noted in Part A, reporting organisations might also have additional sector-specific or organisation-specific information to include in their reports. Organisations that wish to report "in accordance" with the *Guidelines* must meet the five conditions described in Part A on page 13.

Major Changes Since June 2000

Since the release of the June 2000 edition of the *Guidelines*, GRI has made a number of major changes to the content of a GRI-based report:

- Following a two-year consultative period, the performance indicators have been substantially revised. The most significant changes are found in the economic and social sections. Aspects and indicators have been reorganised, and new indicators appear. For details on the consultative process, please visit the Global Reporting Initiative website (www.globalreporting.org) to view the Final Report of the Measurement Working Group.
- The requirement for an Executive Summary section has been removed; however, GRI still encourages reporting organisations to include a summary.
- The Vision and Strategy section has been revised to include the CEO statement.
- The 2002 *Guidelines* have new content on governance to describe the significance of economic, environmental, and social issues in top-level decision-making processes.
- Reporting organisations using the GRI *Guidelines* are now expected to include a Content Index within their report, identifying the location of GRI performance indicators and other elements.
- The distinction between "generally applicable" and "organisation-specific" environmental indicators has evolved into the classifications of "core" and "additional." All indicators (not just environmental) are now classified either as "core" or "additional." Core indicators are those relevant to most reporting organisations and of interest to most stakeholders. Additional indicators are viewed as those that have one or more of the following attributes: 1) represent leading practice in economic, environmental, or social measurement aspects, though currently used by few reporting organisations; 2) provide information of interest to stakeholders who are particularly important to the reporting entity; and 3) are deemed worthy of further testing for possible consideration as future core indicators.

- GRI indicators have been revised to better align with major international agreements, including conventions on the environment, labour, and human rights.
- The Performance Indicators sections are now presented in alphabetical order: economic, environmental, social.

Indicators in the GRI Framework

GRI structures performance indicators according to a hierarchy of category, aspect, and indicator. The definitions used by GRI within this hierarchy are aligned with international standards, but adapted to the GRI framework. Indicators are grouped in terms of the three dimensions of the conventional definition of sustainability—economic, environmental, and social. Annex 5 contains further information on GRI's approach to indicators.

In the 2002 *Guidelines*, the hierarchy is structured as follows:

	Category	Aspect
Economic	Direct Economic Impacts	Customers Suppliers Employees Providers of capital Public sector
Environmental	Environmental	Materials Energy Water Biodiversity Emissions, effluents, and waste Suppliers Products and services Compliance Transport Overall
Social	Labour Practices and Decent Work	Employment Labour/management relations Health and safety Training and education Diversity and opportunity
	Human Rights	Strategy and management Non-discrimination Freedom of association and collective bargaining Child labour Forced and compulsory labour Disciplinary practices Security practices Indigenous rights
	Society	Community Bribery and corruption Political contributions Competition and pricing
	Product Responsibility	Customer health and safety Products and services Advertising Respect for privacy

An introduction to each set of indicators in Section 5 of Part C briefly describes the reasoning that led to the specific organisation of aspects and indicators in the 2002 *Guidelines.*

Note that within the context of GRI, performance indicators can be either quantitative or qualitative. While quantitative or numerical measures offer many advantages, they may prove unreliable, incomplete, or ambiguous for measuring performance on certain issues. GRI considers qualitative indicators, those indicators requiring textual response, to be complementary and essential to presenting a complete picture of an organisation's economic, environmental, and social performance.

Qualitative measures may be most appropriate when dealing with highly complex economic or social systems in which it is not possible to identify quantitative measures that capture the organisation's contribution—positive or negative—to economic, environmental, or social conditions. Qualitative approaches also may be most appropriate for measurements of impacts to which the organisation is one of many contributors. Wherever possible, qualitative performance indicators have been worded to encourage a response that can be expressed along a scale as opposed to a general descriptive statement (see Annex 5). This, in turn, facilitates comparisons across reporting organisations.

GRI Report Content

The following five sections contain the reporting elements and performance indicators for the 2002 GRI *Guidelines*. Reporting elements are numbered (e.g., 1.1, 2.10) and performance indicators are contained in tables in Section 5. The elements and indicators are listed in **bold type**. Some are supported by additional guidance or explanation in standard type.

1 Vision and Strategy

This section encompasses a statement of the reporting organisation's sustainability vision and strategy, as well as a statement from the CEO.

1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.

Present overall vision of the reporting organisation for its future, particularly with regard to managing the challenges associated with economic, environmental, and social performance. This should answer, at a minimum, the following questions:

- What are the main issues for the organisation related to the major themes of sustainable development?
- How are stakeholders included in identifying these issues?
- For each issue, which stakeholders are most affected by the organisation?
- How are these issues reflected in the organisation's values and integrated into its business strategies?
- What are the organisation's objectives and actions on these issues?

Reporting organisations should use maximum flexibility and creativity in preparing this section. The reporting organisation's major direct and indirect economic, environmental, and social issues and impacts (both positive and negative) should inform the discussion. Reporting organisations are encouraged to draw directly from indicators and information presented elsewhere in the report. They should include in their discussion any major opportunities, challenges, or obstacles to moving toward improved economic, environmental, and social performance. International organisations are also encouraged to explicitly discuss how their economic, environmental, and social concerns relate to and are impacted by their strategies for emerging markets.

1.2 Statement from the CEO (or equivalent senior manager) describing key elements of the report.

A statement from the reporting organisation's CEO (or equivalent senior manager if other title is used) sets the tone of the report and establishes credibility with internal and external users. GRI does not specify the content of the CEO statement; however, it believes such statements are most valuable when they explicitly refer to the organisation's commitment to sustainability and to key elements of the report. Recommended elements of a CEO statement include the following:

- highlights of report content and commitment to targets;
- description of the commitment to economic, environmental, and social goals by the organisation's leadership;
- statement of successes and failures;
- performance against benchmarks such as the previous year's performance and targets and industry sector norms;
- the organisation's approach to stakeholder engagement; and

- major challenges for the organisation and its business sector in integrating responsibilities for financial performance with those for economic, environmental, and social performance, including the implications for future business strategy.

The CEO statement may be combined with the statement of vision and strategy.

2 Profile

This section provides an overview of the reporting organisation and describes the scope of the report. Thus, it provides readers with a context for understanding and evaluating information in the rest of the report. The section also includes organisational contact information.

Organisational Profile

Reporting organisations should provide the information listed below. In addition, they are encouraged to include any additional information that is needed for a full picture of the organisation's operations, products, and services.

2.1 Name of reporting organisation.

2.2 Major products and/or services, including brands if appropriate.

The reporting organisation should also indicate the nature of its role in providing these products and services, and the degree to which the organisation relies on outsourcing.

2.3 Operational structure of the organisation.

2.4 Description of major divisions, operating companies, subsidiaries, and joint ventures.

2.5 Countries in which the organisation's operations are located.

2.6 Nature of ownership; legal form.

2.7 Nature of markets served.

2.8 Scale of the reporting organisation:

- number of employees;
- products produced/services offered (quantity or volume);
- net sales; and
- total capitalisation broken down in terms of debt and equity.

In addition to the above, reporting organisations are encouraged to provide additional information, such as:

- value added;
- total assets; and
- breakdowns of any or all of the following:
  - sales/revenues by countries/regions that make up 5 percent or more of total revenues;
  - major products and/or identified services;
  - costs by country/region; and
  - employees by country/region.

In preparing the profile information, organisations should consider the need to provide information beyond that on direct employees and financial data. For example, some organisations with few direct employees will have many indirect employees. This could include the employees of subcontractors, franchisees, joint ventures, and companies entirely dependent on or answerable to the reporting organisation. The extent of these relationships may interest stakeholders as much or more than information on direct employees. The reporting organisation should consider adding such information to its profile where relevant.

Reporting organisations should choose the set of measures best suited to the nature of their operations and stakeholders' needs. Measures should include those that can be used specifically to create ratios using the absolute figures provided in other sections of the report (See Annex 5 for information on ratios). All information should cover that portion of the organisation that is covered by the report

2.9 List of stakeholders, key attributes of each, and relationship to the reporting organisation.

Stakeholders typically include the following groups (examples of attributes are shown in parentheses):

- communities (locations, nature of interest);
- customers (retail, wholesale, businesses, governments);
- shareholders and providers of capital (stock exchange listings);
- suppliers (products/services provided, local/national/international operations);
- trade unions (relation to workforce and reporting organisation);
- workforce, direct and indirect (size, diversity, relationship to the reporting organisation); and
- other stakeholders (business partners, local authorities, NGOs).

Report Scope

2.10 Contact person(s) for the report, including e-mail and web addresses.

2.11 Reporting period (e.g., fiscal/calendar year) for information provided.

2.12 Date of most recent previous report (if any).

2.13 Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.

If reporting boundaries do not match the full range of economic, environmental, and social impacts of the organisation, state the strategy and projected timeline for providing complete coverage.

2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.

2.15 Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.

2.16 Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods).

Report Profile

2.17 Decisions not to apply GRI principles or protocols in the preparation of the report.

2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.

2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.

2.20 Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report.

This includes internal management systems, processes, and audits that management relies on to ensure that reported data are reliable and complete with regard to the scope of the report.

2.21 Policy and current practice with regard to providing independent assurance for the full report.

2.22 Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).

3 Governance Structure and Management Systems

This section provides an overview of the governance structure, overarching policies, and management systems in place to implement the reporting organisation's vision for sustainable development and to manage its performance. In contrast, Section 5 (Performance Indicators) addresses the results and breadth of the organisation's activities. Discussion of stakeholder engagement forms a key part of any description of governance structures and management systems.

Some of the information listed in this section may overlap with information in other publications from the organisation. GRI is sensitive to the need to avoid unnecessary duplication of effort. However, for the sake of ensuring full and complete contextual information for users of sustainability reports, it is important to cover the items listed below in combination with other information on the organisation's economic, environmental, and social performance. Organisations may wish to cross-reference between different documents, but this should not be done at the expense of excluding necessary information in a sustainability report.

Structure and Governance

3.1 Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.

Describe the scope of responsibility of any major committees and indicate any direct responsibility for economic, social, and environmental performance.

3.2 Percentage of the board of directors that are independent, non-executive directors.

State how the board determines "independence".

3.3 Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.

3.4 Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.

3.5 Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g., environmental performance, labour practices).

3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.

Include identification of the highest level of management below the board level directly responsible for setting and implementing environmental and social policies, as well as general organisational structure below the board level.

3.7 Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation.

Describe the status of implementation in terms of degree to which the code is applied across the organisation in different regions and departments/units. "Policies" refers to those that apply to the organisation as a whole, but may not necessarily provide substantial detail on the specific aspects listed under the performance indicators in Part C, Section 5 of the *Guidelines*.

3.8 Mechanisms for shareholders to provide recommendations or direction to the board of directors.

Include reference to any policies or processes regarding the use of shareholder resolutions or other mechanisms for enabling minority shareholders to express opinions to management.

Stakeholder Engagement

Stakeholder engagement activities should reflect the organisation's stakeholders as identified in the Profile section.

3.9 Basis for identification and selection of major stakeholders.

This includes the processes for defining an organisation's stakeholders and for determining which groups to engage.

3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.

This could include surveys, focus groups, community panels, corporate advisory panels, written communication, management/union structures, and other vehicles.

3.11 Type of information generated by stakeholder consultations.

Include a list of key issues and concerns raised by stakeholders and identify any indicators specifically developed as a result of stakeholder consultation.

3.12 Use of information resulting from stakeholder engagements.

For example, this could include selecting performance benchmarks or influencing specific decisions on policy or operations.

Overarching Policies and Management Systems

GRI has included policy indicators in both Section 3 (Governance Structure and Management Systems) and Section 5 (Performance Indicators), using the general principle of grouping information items closest to the most relevant aspect. The broader, overarching policies are most directly related to the governance structure and management systems section of the report. The most detailed level of policy (e.g., policies on child labour) may be captured in the performance indicator section of the report. Where the reporting organisation perceives an overlap in the GRI framework, it should choose the most appropriate location in its report for the information.

3.13 Explanation of whether and how the precautionary approach or principle is addressed by the organisation.

This could include an example that illustrates the organisation's approach to risk management in the operational planning or the development and introduction of new products. For reference, see the glossary for text of Article 15 of the Rio Principles on the precautionary approach.

3.14 Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.

Include date of adoption and countries/operations where applied.

3.15 Principal memberships in industry and business associations, and/or national/international advocacy organisations.

3.16 Policies and/or systems for managing upstream and downstream impacts, including:

- supply chain management as it pertains to outsourcing and supplier environmental and social performance; and
- product and service stewardship initiatives.

Stewardship initiatives include efforts to improve product design to minimise negative impacts associated with manufacturing, use, and final disposal.

3.17 Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.

See below (under Economic Performance Indicators) for a discussion of indirect economic impacts.

3.18 Major decisions during the reporting period regarding the location of, or changes in, operations.

Explain major decisions such as facility or plant openings, closings, expansions, and contractions.

3.19 Programmes and procedures pertaining to economic, environmental, and social performance. Include discussion of:

- priority and target setting;
- major programmes to improve performance;
- internal communication and training;
- performance monitoring;
- internal and external auditing; and
- senior management review.

3.20 Status of certification pertaining to economic, environmental, and social management systems.

Include adherence to environmental management standards, labour, or social accountability management systems, or other management systems for which formal certification is available.

4 GRI CONTENT INDEX

4.1 A table identifying location of each element of the GRI Report Content, by section and indicator.

The purpose of this section is to enable report users to quickly assess the degree to which the reporting organisation has included the information and indicators contained in the GRI *Guidelines*. Specifically, the reporter should identify the location of the following GRI elements:

- *Vision and Strategy:* 1.1 and 1.2
- *Profile:* 2.1 to 2.22
- *Governance Structure and Management Systems:* 3.1 to 3.20
- *Performance Indicators:* all core performance indicators and identification of the location of explanations for any omissions
- Any of the additional indicators from Section 5 of Part C that the reporter chooses to include in the report

5 PERFORMANCE INDICATORS

This section lists the core and additional performance indicators for GRI-based reports. Reporting organisations that wish to report in accordance with the *Guidelines* should read Part A concerning the requirements for in accordance reporting.

The performance indicators are grouped under three sections covering the economic, environmental, and social dimensions of sustainability. This grouping is based on the conventional model of sustainable development and is intended to aid users of the *Guidelines*. However, limiting performance indicators to these three categories may not fully capture the performance of an organisation for a number of reasons. For example:

- changes in one aspect of economic, environmental, or social performance often result in changes to other aspects of sustainability;
- sustainability strategies often use one area of sustainability as a reference point when defining goals for another area; and
- advancing sustainable development requires coordinated movement across a set of performance measurements, rather than random improvement within the full range of measurements.

Therefore, in addition to the economic, environmental, and social dimensions, a fourth dimension of information is necessary: *integrated performance.*

Integrated indicators are considered first in this section. Following this are the core and additional indicators related to economic, environmental, and social performance.

Integrated Indicators

Given the unique relationship of each organisation to the economic, environmental, and social systems within which it operates, GRI has not identified a standardised set of integrated performance indicators. However, GRI encourages reporting organisations to consult with stakeholders and develop an appropriate shortlist of integrated performance indicators to include in their reports.

Integrated measures are generally of two types:

1. *Systemic indicators;* and
2. Cross-cutting indicators.

Systemic indicators relate the activity of an organisation to the larger economic, environmental, and social systems of which it is a part. For example, an organisation could describe its performance relative to an overall system or a benchmark, such as a percentage of the total workplace accidents found in the sector within a given country. Similarly, an organisation could present its net job creation as a proportion of the total number of jobs created in a region.

Absolute systemic indicators describe an organisation's performance in relation to the limit or capacity of the system of which it is a part. An example would be the amount of air pollutants of a given type released as a proportion of the total amount allowable in a region as defined by a public authority.

In general, systemic indicators provide an understanding of the degree to which the organisation's performance may influence the performance of a larger system. These types of measures are most useful for organisations that operate within a relatively narrowly defined geographic area.

SYSTEMIC INDICATORS PROVIDE AN UNDERSTANDING OF THE DEGREE TO WHICH THE ORGANISATION'S PERFORMANCE MAY INFLUENCE THE PERFORMANCE OF A LARGER ECONOMIC, ENVIRONMENTAL, OR SOCIAL SYSTEM.

Cross-cutting indicators directly relate two or more dimensions of economic, environmental, and social performance as a ratio. Eco-efficiency measures (e.g., the amount of emissions per unit of output or per monetary unit of turnover) are the best-known examples (further guidance on ratio indicators can be found in Annex 5). Many organisations have proposed standardised sets of environmental efficiency indicators that measure various types of resource use or pollution emissions against an economic or productivity measure. Cross-cutting indicators effectively demonstrate the size of the positive or negative impact for each incremental change in another value.

In developing and reporting cross-cutting indicators, care should be taken to:

- draw, where possible, on information already reported under these *Guidelines;*
- ensure that the indicators use ratios derived from normalised measures and, when possible, from internationally accepted metrics; and
- supplement, not replace, non-ratio indicators.

Economic Performance Indicators

The economic dimension of sustainability concerns an organisation's impacts on the economic circumstances of its stakeholders and on economic systems at the local, national and global levels. Economic impacts can be divided into:

- direct impacts; and
- indirect impacts.

These impacts can be positive or negative. Broadly speaking, economic performance encompasses all aspects of the organisation's economic interactions, including the traditional measures used in financial accounting, as well as intangible assets that do not systematically appear in financial statements. However, economic indicators as articulated in the *Guidelines* have a scope and purpose that extends beyond that of traditional financial indicators.

Financial indicators focus primarily on the profitability of an organisation for the purpose of informing its management and shareholders. By contrast, economic indicators in the sustainability reporting context focus more on the manner in which an organisation affects the stakeholders with whom it has direct and indirect economic interactions. Therefore, the focus of economic performance measurement is on how the economic status of the stakeholder changes as a consequence of the organisation's activities, rather than on changes in the financial condition of the organisation itself. In some cases, existing financial indicators can directly inform these assessments. However, in other cases, different measures may be necessary, including the re-casting of traditional financial information to emphasise the impact on the stakeholder. In this context, shareholders are considered one among several stakeholder groups.

ECONOMIC INDICATORS AS ARTICULATED IN THE GUIDELINES HAVE A SCOPE AND PURPOSE THAT EXTENDS BEYOND THAT OF TRADITIONAL FINANCIAL INDICATORS.

While financial performance indicators are well developed, indicators of organisation-level economic performance as described in the previous paragraph are still evolving. The indicators in this section are the result of a consultation process that began after the release of the June 2000 *Guidelines* and represent a new approach to reporting on economic impacts. This framework will continue to evolve in future versions of the GRI *Guidelines* as application and learning continue. Such evolution will include an understanding of how economic impacts are linked to the intangible assets of the organisation.

Direct Impacts

The economic indicators on direct impacts are designed to:

- measure the monetary flows between the organisation and its key stakeholders; and
- indicate how the organisation affects the economic circumstances of those stakeholders.

The aspects for this section are organised around stakeholder groups. Each aspect includes a monetary flow indicator, which provides an indication of the scale of the relationship between reporting organisation and stakeholder. Most monetary flow indicators are paired with one or more other indicators that provide insight into the nature of the performance and impact on the stakeholder's economic capacity.

For example, under suppliers, the monetary flow indicator associated with "cost of all goods, materials, and services purchased" provides information on the scale of flows between the reporting organisation and its suppliers. The performance indicator describes one facet of the economic relationship between the suppliers and the reporting organisation.

Indirect impacts

The total economic impact of an organisation includes indirect impacts stemming from externalities that create impacts on communities, broadly defined. Externalities are those costs or benefits arising from a transaction that are not fully reflected in the monetary amount of the transaction. A community can be considered as anything from a neighbourhood, to a country, or even a community of interest such as a minority group within a society. Although often complex, indirect impacts are measurable. However, given the diversity of situations facing reporting organisations, GRI has not at this point identified a single, generic set of such indicators. Thus, each organisation should select performance indicators based on its own analysis of the issues. Information on the reporting organisation's overall approach to identifying and managing indirect impacts is covered under item 3.17 in the Governance Structure and Management Systems section.

Examples of externalities might include:

- innovation measured through patents and partnerships;
- economic effects (positive or negative) of changes in location or operations; or
- the contribution of a sector to Gross Domestic Product or national competitiveness.

Examples of community impacts might include:

- community dependency on the organisation's activities;
- ability of the organisation to attract further investment into an area; or
- the location of suppliers.

Further discussion of indirect economic impacts is available through discussion papers prepared by the Economics Subgroup of the Measurement Working Group. These can be found on the GRI website.

Economic Performance Indicators

Core Indicators	Additional Indicators
DIRECT ECONOMIC IMPACTS	
Customers	
Monetary flow indicator: **EC1. Net sales.** As listed in the profile section under 2.8.	
EC2. Geographic breakdown of markets. For each product or product range, disclose national market share by country where this is 25% or more. Disclose market share and sales for each country where national sales represent 5% or more of GDP.	
Suppliers	
Monetary flow indicator: **EC3. Cost of all goods, materials, and services purchased.**	**EC11. Supplier breakdown by organisation and country.** List all suppliers from which purchases in the reporting period represent 10% or more of total purchases in that period. Also identify all countries where total purchasing represents 5% or more of GDP.
EC4. Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements. Terms may include conditions such as scheduling of payments, form of payment, or other conditions. This indicator is the percent of contracts that were paid according to terms, regardless of the details of the terms.	
Employees	
Monetary flow indicator: **EC5. Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region.** This remuneration should refer to current payments and not include future commitments. (Note: Indicator LA9 on training also offers information on one aspect of the organisation's investment in human capital.)	

Economic Performance Indicators (continued)

Core Indicators	Additional Indicators
Providers of Capital	
Monetary flow indicator: **EC6. Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed.** This includes all forms of debt and borrowings, not only long-term debt.	
EC7. Increase/decrease in retained earnings at end of period. (Note: the information contained in the profile section (2.1–2.8) enables calculation of several measures, including ROACE (Return On Average Capital Employed)).	
Public Sector	
Monetary flow indicators: **EC8. Total sum of taxes of all types paid broken down by country.**	**EC12. Total spent on non-core business infrastructure development.** This is infrastructure built outside the main business activities of the reporting entity such as a school, or hospital for employees and their families.
EC9. Subsidies received broken down by country or region. This refers to grants, tax relief, and other types of financial benefits that do not represent a transaction of goods and services. Explain definitions used for types of groups.	
EC10. Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group.	
Indirect Economic Impacts	
	EC13. The organisation's indirect economic impacts. Identify major externalities associated with the reporting organisation's products and services.

Environmental Performance Indicators

The environmental dimension of sustainability concerns an organisation's impacts on living and non-living natural systems, including ecosystems, land, air and water. The environmental dimension of sustainability has achieved the highest level of consensus among the three dimensions of sustainability reporting.

It is particularly important to provide environmental performance information in terms of both absolute figures and normalised measures (e.g., resource use per unit of output). Both measures reflect important, but distinct, aspects of sustainability. Absolute figures provide a sense of scale or magnitude of the use or impact, which allows the user to consider performance in the context of larger systems. Normalised figures illustrate the organisation's efficiency and support comparison between organisations of different sizes. In general, stakeholders should be able to calculate normalised figures using data from the report profile (e.g., net sales) and absolute figures reported in the environmental performance section. However, GRI asks the reporting organisation to provide both normalised and absolute figures.

In reporting on environmental indicators, reporting organisations are also encouraged to keep in mind the principle of sustainability context. With respect to the environmental measures in the report, organisations are encouraged to relate their individual performance to the broader ecological systems within which they operate. For example, organisations could seek to report their pollution output in terms of the ability of the environment (local, regional, or global) to absorb the pollutants.

Environmental Performance Indicators

Core Indicators	Additional Indicators
Materials	
EN1. Total materials use other than water, by type. Provide definitions used for types of materials. Report in tonnes, kilograms, or volume.	
EN2. Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources. Report in tonnes, kilograms, or volume.	
Energy[4]	
EN3. Direct energy use segmented by primary source. Report on all energy sources used by the reporting organisation for its own operations as well as for the production and delivery of energy products (e.g., electricity or heat) to other organisations. Report in joules.	**EN17. Initiatives to use renewable energy sources and to increase energy efficiency.**
EN4. Indirect energy use. Report on all energy used to produce and deliver energy products purchased by the reporting organisation (e.g., electricity or heat). Report in joules.	**EN18. Energy consumption footprint (i.e., annualised lifetime energy requirements) of major products.** Report in joules.
	EN19. Other indirect (upstream/downstream) energy use and implications, such as organisational travel, product lifecycle management, and use of energy-intensive materials.
Water[4]	
EN5. Total water use.	**EN20. Water sources and related ecosystems/habitats significantly affected by use of water.** Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends.
	EN21. Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources. Breakdown by region.
	EN22. Total recycling and reuse of water. Include wastewater and other used water (e.g., cooling water).
Biodiversity	
EN6. Location and size of land owned, leased, or managed in biodiversity-rich habitats. Further guidance on biodiversity-rich habitats may be found at www.globalreporting.org (forthcoming).	**EN23. Total amount of land owned, leased, or managed for production activities or extractive use.**
EN7. Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments.	**EN24. *Amount of impermeable surface as a percentage of land purchased or leased.***
	EN25. Impacts of activities and operations on protected and sensitive areas. (e.g., IUCN protected area categories 1–4, world heritage sites, and biosphere reserves).
	EN26. Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored. Identify type of habitat affected and its status.

4 A draft protocol is currently under development for these indicators. Please see www.globalreporting.org for further details.

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators
Biodiversity (continued)	
	EN27. Objectives, programmes, and targets for protecting and restoring native ecosystems and species in degraded areas.
	EN28. Number of IUCN Red List species with habitats in areas affected by operations.
	EN29. Business units currently operating or planning operations in or around protected or sensitive areas.
Emissions, Effluents, and Waste	
EN8. Greenhouse gas emissions. (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Report separate subtotals for each gas in tonnes and in tonnes of CO_2 equivalent for the following: • direct emissions from sources owned or controlled by the reporting entity • *indirect emissions from imported electricity heat or steam* See WRI-WBCSD Greenhouse Gas Protocol.	**EN30. Other relevant indirect greenhouse gas emissions.** (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Refers to emissions that are a consequence of the activities of the reporting entity, but occur from sources owned or controlled by another entity. Report in tonnes of gas and tonnes of CO_2 equivalent. See WRI-WBCSD Greenhouse Gas Protocol.
EN9. Use and emissions of ozone-depleting substances. Report each figure separately in accordance with Montreal Protocol Annexes A, B, C, and E in tonnes of CFC-11 equivalents (ozone-depleting potential).	**EN31. All production, transport, import, or export of any waste deemed "hazardous" under the terms of the Basel Convention Annex I, II, III, and VIII.**
EN10. NOx, SOx, and other significant air emissions by type. Include emissions of substances regulated under: • local laws *and regulations* • Stockholm POPs Convention (Annex A, B, and C) – persistent organic pollutants • Rotterdam Convention on Prior Informed Consent (PIC) • Helsinki, Sofia, and Geneva Protocols to the Convention on Long-Range Trans-boundary Air Pollution	**EN32. Water sources and related ecosystems/habitats significantly affected by discharges of water and runoff.** Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends. See GRI Water Protocol.
EN11. Total amount of waste by type and destination. "Destination" refers to the method by which waste is treated, including composting, reuse, recycling, recovery, incineration, or landfilling. Explain type of classification method and estimation method.	
EN12. Significant discharges to water by type. See GRI Water Protocol.	
EN13. Significant spills of chemicals, oils, and fuels in terms of total number and total volume. Significance is defined in terms of both the size of the spill and impact on the surrounding environment.	
Suppliers	
	EN33. Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section (Section 3.16).
Products and Services	
EN14. Significant environmental impacts of principal products and services. Describe and quantify where relevant.	
EN15. Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed. "Reclaimable" refers to either the recycling or reuse of the product materials or components.	

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators
Compliance	
EN16. Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues. Explain in terms of countries of operation.	
Transport	
	EN34. Significant environmental impacts of transportation used for logistical purposes.
Overall	
	EN35. Total environmental expenditures by type. Explain definitions used for types of expenditures.

SOCIAL PERFORMANCE INDICATORS

The social dimension of sustainability concerns an organisation's impacts on the social systems within which it operates. Social performance can be gauged through an analysis of the organisation's impacts on stakeholders at the local, national, and global levels. In some cases, social indicators influence the organisation's intangible assets, such as its human capital and reputation.

Social performance measurement enjoys less of a consensus than environmental performance measurement. Through its consultative process, GRI has selected indicators by identifying key performance aspects surrounding labour practices, human rights, and broader issues affecting consumers, community, and other stakeholders in society. The specific aspects for labour practices and human rights performance are based mainly on internationally recognised standards such as the Conventions of the International Labour Organisation (ILO) and international instruments such as the United Nations Universal Declaration of Human Rights. In particular, the labour practices and human rights indicators have drawn heavily on the ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy, and the Organisation for Economic Co-operation and Development (OECD) *Guidelines for Multinational Enterprises*, which were deemed most relevant to the responsibilities of business during the GRI consultative process.

The aspects of labour practices that relate to human rights have been incorporated into the latter category. This decision was made to avoid treating "labour rights" as something different from, or less important than, "human rights". The decision reflects the strong sentiment that an organisation's contribution in the area of labour practices should not be simply to protect and respect basic rights; it should also be to enhance the quality of the working environment and value of the relationship to the worker. While the aspects under labour practices and human rights are closely related (e.g., collective bargaining and industrial relations), there remains a fundamental difference in the purpose of the indicators, and they have therefore been kept separate. The aspects and indicators under human rights help assess how a reporting organisation helps maintain and respect the basic rights of a human being. The aspects and indicators under labour practices measure ways in which an organisation's contributions go beyond these baseline expectations.

Several of the social performance indicators differ considerably in nature from other economic and environmental performance indicators in the *Guidelines*. Many of the social issues that are the subject of performance measurement are not easily quantifiable, so a number of social indicators are qualitative measures of the organisation's systems and operations, including policies, procedures, and management practices. These indicators relate not to general, overarching policies (as listed in Section 3 of Part C) but to specific, narrowly defined social aspects such as forced or compulsory labour, or freedom of association. Future protocols will help further articulate the specific details associated with these indicators of practice and policy.

While GRI has sought to capture issues of key concern to most stakeholders, the *Guidelines* do not, at present, address the questions of all potential stakeholders. Given the diversity of social situations and issues that confront them, organisations should use stakeholder consultation to ensure that the social impacts on which they report are as complete as possible. Three areas that will require further attention in the future are employee remuneration, working time, and broadening the coverage of community. It is currently felt that these issues are best addressed on a sector-specific basis in GRI's future sector supplements. However, consideration will be given to incorporating appropriate indicators into the core *Guidelines* in future revision cycles.

The social performance indicators that appear in this document represent a significant step forward from the previous version of the *Guidelines* in identifying core issues that are applicable to most organisations. However, GRI social indicators will be continually enhanced over time as the field of performance measurement progresses and GRI receives further feedback on the *Guidelines*.

Social Performance Indicators: Labour Practices and Decent Work

Core Indicators	Additional Indicators
Employment	
LA1. Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country.	**LA12. Employee benefits beyond those legally mandated. (e.g., contributions to health care, disability, maternity, education, and retirement).**
LA2. Net employment creation and average turnover segmented by region/country.	
Labour/Management Relations	
LA3. Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.	**LA13. Provision for formal worker representation in decision-making or management, including corporate governance.**
LA4. Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g., restructuring).	

Social Performance Indicators: Labour Practices and Decent Work (continued)

Core Indicators	Additional Indicators
Health and Safety	
LA5. Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.	**LA14.** Evidence of substantial compliance with the ILO *Guidelines for Occupational Health Management Systems.*
LA6. Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	**LA15.** Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements.
LA7. Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	
LA8. Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.	
Training and Education	
LA9. Average hours of training per year per employee by category of employee. (e.g., senior management, middle management, professional, technical, administrative, production, and maintenance).	**LA16.** Description of programmes to support the continued employability of employees and to manage career endings.
	LA17. Specific policies and programmes for skills management or for lifelong learning.
Diversity and Opportunity	
LA10. Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring. Equal opportunity policies may address workplace harassment and affirmative action relative to historical patterns of discrimination.	
LA11. Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.	

Social Performance Indicators: Human Rights

Core Indicators	Additional Indicators
Strategy and Management	
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results. State how policies relate to existing international standards such as the Universal Declaration and the Fundamental Human Rights Conventions of the ILO.	**HR8.** Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration.
HR2. Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	
HR3. Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring. "Human rights performance" refers to the aspects of human rights identified as reporting aspects in the GRI performance indicators.	

Social Performance Indicators: Human Rights (continued)

Core Indicators	Additional Indicators
Non-discrimination	
HR4. Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	
Freedom of Association and Collective Bargaining	
HR5. Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue.	
Child Labour[5]	
HR6. Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	
Forced and Compulsory Labour	
HR7. Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. See ILO Convention No. 29, Article 2.	
Disciplinary Practices	
	HR9. Description of appeal practices, including, but not limited to, human rights issues. Describe the representation and appeals process.
	HR10. Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).
Security Practices	
	HR11. Human rights training for security personnel. Include type of training, number of persons trained, and average training duration.
Indigenous Rights	
	HR12. Description of policies, guidelines, and procedures to address the needs of indigenous people. This includes indigenous people in the workforce and in communities where the organisation currently operates or intends to operate.
	HR13. Description of jointly managed community grievance mechanisms/authority.
	HR14. Share of operating revenues from the area of operations that are redistributed to local communities.

5 A draft protocol is currently under development for this indicator. Please see www.globalreporting.org for further details.

Social Performance Indicators: Society

Core Indicators	Additional Indicators
Community	
SO1. Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Include explanation of procedures for identifying and engaging in dialogue with community stakeholders.	**SO4. Awards received relevant to social, ethical, and environmental performance.**
Bribery and Corruption	
SO2. Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption. Include a description of how the organisation meets the requirements of the OECD Convention on Combating Bribery.	
Political Contributions	
SO3. Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	**SO5. Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates.**
Competition and Pricing	
	SO6. Court decisions regarding cases pertaining to anti-trust and monopoly regulations.
	SO7. Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour.

Social Performance Indicators: Product Responsibility

Core Indicators	Additional Indicators
Customer Health and Safety	
PR1. Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Explain rationale for any use of multiple standards in marketing and sales of products.	**PR4. Number and type of instances of non-compliance with regulations concerning customer health and safety, including the penalties and fines assessed for these breaches.**
	PR5. Number of complaints upheld by regulatory or similar official bodies to oversee or regulate the health and safety of products and services.
	PR6. Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility that the reporter is qualified to use or has received. Include explanation of the process and criteria involved.
Products and Services	
PR2. Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.	**PR7. Number and type of instances of non-compliance with regulations concerning product information and labelling, including any penalties or fines assessed for these breaches.**
	PR8. Description of policy, procedures/management systems, and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction. Identify geographic areas covered by policy.

Social Performance Indicators: Product Responsibility (continued)

Core Indicators	Additional Indicators
Advertising	
	PR9. Description of policies, procedures/management systems, *and compliance mechanisms for adherence to standards and* voluntary codes related to advertising. Identify geographic areas covered by policy.
	PR10. Number and types of breaches of advertising and marketing regulations.
Respect for Privacy	
PR3. Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy. Identify geographic areas covered by policy.	**PR11.** Number of substantiated complaints regarding breaches of consumer privacy.

PART D: GLOSSARY AND ANNEXES

D

GLOSSARY

Additional indicators

An indicator used at the discretion of the reporter.

Basel Convention

The Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and Their Disposal was drafted and adopted in 1989, and entered into force in 1992. The Convention works to reduce the movement of hazardous wastes, to ensure that wastes are disposed of as closely as possible to where they were produced, and to minimise the generation of hazardous wastes in terms of quantity and level of hazardousness.

(http://www.unep.ch/basel/index.html)

Cadbury Commission

A committee chaired by Sir Adrian Cadbury, based in the UK, which focussed on the control and reporting functions of boards and on the role of auditors. At the heart of the Committee's recommendations, released in 1992, is a Code of Best Practice designed to achieve the necessary high standards of corporate behaviour. The London Stock Exchange (LSE) required all listed companies registered in the UK to state whether they were complying with the Code and to give reasons for any areas of non-compliance. In 1998, this LSE requirement was expanded to include the Cadbury, Greenbury, and Hampel reports in what is now known as the Combined Code.

Cadbury Commission, Report of the Committee on the Financial Aspects of Corporate Governance (December 1992)

CITES

The Convention on International Trade in Endangered Species of Wild Fauna and Flora is an international agreement between governments. Its aim is to ensure that international trade in species of wild animals and plants does not threaten their survival. Today, it accords varying degrees of protection to more than 30,000 species of animals and plants, whether they are traded as live specimens, fur coats, or dried herbs. It was put into force in 1975 and has 150 voluntary parties.

(http://www.cites.org)

CFC-11 equivalents

The ozone depleting potential of a substance expressed in amounts equivalent to that of CFC-11.

Convention on Long-Range Trans-boundary Air Pollution

The Convention on Long-range Trans-boundary Air Pollution was drafted after scientists confirmed that air pollutants could travel several thousand kilometres before deposition. This implied that co-operation at the international level was necessary to solve problems such as acidification. The Convention was the first legally binding instrument at the international level to deal with problems of air pollution on a broad regional basis. It was signed in 1979 and entered into force in 1983. It has greatly contributed to the development of international environmental law and created the essential framework for controlling and reducing the damage to human health and the environment caused by transboundary air pollution. It is a successful example of what can be achieved through intergovernmental cooperation. Since its entry into force the Convention has been extended by eight protocols including the Helsinki, Sofia, and Geneva Protocols.

(http://www.unece.org/env/lrtap/)

Core indicator

An indicator required to publish a report in accordance with the GRI *Guidelines* as described in Part A and Part C of the *Guidelines*.

Decent work

Productive work in which rights (specifically those contained in the ILO Declaration of Fundamental Rights at Work) are protected, which generates an adequate income, with adequate social protection. It also means sufficient work, in the sense that all should have full access to income-earning opportunities.

Based on *Report of the Director General: Decent Work*, 87th Session, June 1999.

Eco-efficiency

The delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while progressively reducing ecological impacts and resource-use intensity throughout the lifecycle to a level at least in line with the earth's estimated carrying capacity. In short, creating more value with less impact.

(http://www.wbcsd.org)

Ecological footprint

The size and impact of the "footprints" on the earth's ecosystems made by companies, communities, or individuals reflect a number of interlinked factors, including human population numbers, consumption patterns, and technologies used.

Fundamental Human Rights Conventions of the ILO

International Labour Standards covered in the Declaration on Fundamental Principles and Rights at Work (adopted by the International Labour Conference at its 86th session, Geneva 1998):

Convention Nr. 29: Forced Labour, 1930

Convention Nr. 87: Freedom of Association and Protection of the Right to Organise, 1948

Convention Nr. 98: Right to Organise and Collective Bargaining, 1949

Convention Nr. 100: Equal Remuneration, 1951

Convention Nr. 105: Abolition of Forced Labour, 1957

Convention Nr. 111: Discrimination (Employment and Occupation), 1958

Convention Nr. 138: Minimum Age, 1973

Convention Nr. 182: Worst Forms of Child Labour, 2000

(http://www.ilo.org)

Greenhouse gas emissions

Gaseous pollutants released into the atmosphere through the burning of fossil fuels and through other avenues, that amplify the greenhouse effect. The greenhouse effect is widely accepted as the cause of global climate change. Gases include CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, and other CO_2 equivalents.

Indicator

A measure of performance, either qualitative or quantitative, that appears in *Part C* of the *Guidelines*.

Indicator aspects

The general types of information that are related to a specific category (e.g., energy use, child labour, customers). A given category may have several aspects.

Indicator categories

The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

International Labour Organization

The UN specialised agency that seeks the promotion of social justice and internationally recognised human and labour rights. It was founded in 1919.

IUCN protected area categories

The World Conservation Union (IUCN) defines a protected area as:

> "an area of land and/or sea especially dedicated to the protection and maintenance of biological diversity, and of natural and associated cultural resources, and managed through legal or other effective means."

IUCN categorises protected areas by management objective and has identified six distinct categories of protected areas.
(http://wcpa.iucn.org/wcpainfo/protectedareas.html)

IUCN Red List

The world's most comprehensive inventory of the global conservation status of plants and animals. It uses a set of criteria to evaluate the extinction risk of thousands of species and subspecies. These criteria are relevant to all species and all regions of the world.
(http://www.iucn.org/redlist/2000/background.html)

King Report

The King Committee on Corporate Governance in South Africa was formed in 1992 (under the auspices of the Institute of Directors in Southern Africa and chaired by Mervyn King) to promote the highest standards of corporate governance in South Africa. Corporate Governance in South Africa was institutionalised by the publication of the King Report on Corporate Governance in 1994, and more recently by the release of an updated version ("King 2") in 2002. The King Report is recognised internationally by many as the most comprehensive publication on the subject, embracing the "inclusive" or "stakeholder" approach to corporate governance. The King Report features a Code of Corporate Practices and Conduct, which the Johannesburg Stock Exchange stipulates all listed companies must follow. GRI is referenced in this code.
(http://www.iodsa.co.za)

Kyoto Protocol

In December 1997, more than 160 nations met in Kyoto, Japan, to negotiate binding limitations on greenhouse gases for the developed nations, pursuant to the objectives of the Framework Convention on Climate Change of 1992. The outcome of the meeting was the Kyoto Protocol, in which the developed nations agreed to limit their greenhouse gas emissions relative to the levels emitted in 1990.
(http://unfccc.int/)

Lifecycle analysis

(also lifecycle inventory, cradle to grave, material flow analysis)

A detailed examination of the full lifecycle of a product, process, system, or function. Taking as an example the case of a manufactured product, a lifecycle analysis involves taking or calculating detailed measurements during the manufacture of the product, from the extraction of the raw materials used in its production and distribution, through to its use, possible reuse or recycling, and eventual disposal.

Montreal Protocol

The Montreal Protocol on Substances that Deplete the Ozone Layer is a landmark international agreement designed to protect the stratospheric ozone layer. The treaty was originally signed in 1987 and substantially amended in 1990 and 1992. The Montreal Protocol stipulates that the production and consumption of compounds that deplete ozone in the stratosphere (chlorofluorocarbons (CFCs), halons, carbon tetrachloride, and methyl chloroform) were to be phased out by 2000 (2005 for methyl chloroform).

(http://www.unep.org/ozone/montreal.shtml)

NOx

Nitrous oxides.

Precautionary approach/principle

This principle emerged from Article 15 of the Rio Principles, which states:

> "In order to protect the environment, the precautionary approach shall be widely applied by States according to their capabilities. Where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation."

(www.unep.org/unep/rio.htm)

Ramsar-listed wetland

An area designated as a Wetland of International Importance due to its importance for preserving biological diversity or because it is a representative, rare or unique wetland type. The list includes 1,180 wetland sites, totalling 103.2 million hectares.

(http://www.ramsar.org)

Reporting element

The numbered information queries (e.g., 2.1, 3.13) listed in Part C that are part of a GRI-based report.

Reporting organisation

The organisation preparing the report specified in the profile section of a GRI-based report (Section 2 of Part C).

Report user

Any stakeholder of the reporting organisation who uses the report, including both external and internal parties.

Rotterdam Convention on Prior Informed Consent

Agreed in 1988, the Rotterdam Convention makes prior informed consent (PIC) legally binding. PIC requires exporters trading in a list of hazardous substances to obtain the prior informed consent of importers before proceeding with the trade. The Conven-

tion establishes a first line of defense by giving importing countries the tools and information they need to identify potential hazards and exclude chemicals they cannot manage safely.
http://www.pic.int/

Social and ethical funds

Investment funds that use social or other non-financial criteria in selecting investments.

SOx

Sulphur oxides.

Stockholm POPs Convention

The Stockholm Convention is a global treaty to protect human health and the environment from persistent organic pollutants (POPs). POPs are chemicals that remain intact in the environment for long periods, become widely distributed geographically, accumulate in the fatty tissue of living organisms, and are toxic to humans and wildlife. POPs circulate globally and can cause damage wherever they travel. In implementing the Convention, governments will take measures to eliminate or reduce the release of POPs into the environment.
(http://www.chem.unep.ch/sc/)

Turnbull Report

A report published by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance.
(http://www.icaew.co.uk/internalcontrol)

WRI-WBSCD Greenhouse Gas Protocol

A measurement protocol developed jointly by the World Resources Institute and World Business Council for Sustainable Development.
(http://www.ghgprotocol.org)

Annex 1: Overview of the Global Reporting Initiative[1]

History

The Global Reporting Initiative (GRI) was convened in 1997 by the Coalition for Environmentally Responsible Economies (CERES) in partnership with the United Nations Environment Programme (UNEP). It was established to elevate sustainability reporting practices to a level equivalent to those of financial reporting, while achieving comparability, credibility, rigour, timeliness, and verifiability of reported information. GRI has undertaken this work with the active participation of corporations, environmental and social NGOs, accountancy organisations, trade unions, investors, and other stakeholders worldwide.

GRI released an exposure draft *Sustainability Reporting Guidelines* ("*Guidelines*") in 1999. After an exhaustive period of drafting, pilot testing, and further consultation, GRI released the first version of its *Guidelines* in June 2000. The 2002 version of the *Guidelines* marks the continuation of a cycle of testing, review, consultation, and revision of both the *Guidelines* and supporting documents. Future revision cycles will remain rooted in the principles GRI has embodied since its inception: inclusiveness, balance, transparency, and technical excellence.

Organisational Profile

In late 2002, the permanent GRI Secretariat will be headquartered in Amsterdam. GRI will be affiliated with the United Nations as a UNEP Collaborating Centre. The GRI Secretariat will be responsible for implementing the organisational work programme approved by the Board of Directors in consultation with the Stakeholder Council and the Technical Advisory Council. In developing its guidance on sustainability reporting, GRI will continue to rely heavily on the input of multi-stakeholder, ad hoc working groups. Since 1999, several hundred organisations have participated in working groups that have guided GRI's work on performance indicators, assurance practices, and revising the *Guidelines*. Through these working groups, the Secretariat strives to incorporate a diversity of perspectives and experience that is balanced in terms of constituencies and geographic representation. The products of the working groups—and GRI as a whole—are subject to pilot testing processes to assess the efficacy of the reporting framework.

Recent Milestones

The period 2000-2002 marked a number of milestones in the development of GRI. Some of these are listed below.

Governance

GRI is making rapid progress toward establishing the institutional framework to support its work in the future.

- The permanent GRI was officially inaugurated in early April 2002 at the United Nations in New York City. Social and environmental NGOs, corporations, labour, government, and UN representatives publicly endorsed GRI's mission at the ceremony.

1 More detailed information on GRI's history and governance structure is available at www.globalreporting.org

- Following an open nomination process that netted more than 100 nominations, a distinguished nominating committee selected a 14-person Board of Directors to guide GRI's future development. The Board has representation from every world region and diverse stakeholder groups including business, NGOs, labour, accounting, investment, and government.
- GRI has taken initial steps to establish a Stakeholder Council. The Council will be the formal policy forum within GRI, where stakeholders will be equal partners in helping to chart the future course of the organisation. Following an open nomination process, an initial 36 members were chosen. These stakeholders will be responsible for selecting the remaining 24 members of the Council. The Stakeholder Council also has a direct role in selecting the Board of Directors.
- In late 2002, GRI will establish a Technical Advisory Council to guide the Board of Directors and the Secretariat on technical matters relating to reporting on economic, environmental, and social performance.
- At a basic level of engagement, GRI has registered more than 1,800 individual stakeholders from 77 countries in 2001-2002.

Guidelines Development

The GRI reporting framework has undergone significant evolution since the release of the first version of the *Guidelines* in 2000. Building on the experience of applying the *Guidelines* over the last two years, GRI has revised the *Guidelines* and initiated work on developing sector supplements and protocols to add to the rigour and robustness of the reporting framework.

- In support of the revisions process, GRI undertook a Structured Feedback Process that gathered input on the *Guidelines* from 31 companies.
- Recognising the intense debate around assurance of reports, GRI established a Verification Working Group as a forum for discussing how verification should be addressed in the GRI framework and, more broadly, in the continuing evolution of reporting on economic, environmental, and social performance worldwide.
- In 2001, GRI established the Measurement Working Group to develop recommendations on performance indicators for inclusion in the 2002 *Guidelines*. The group comprised 130 experts from over 25 countries, and worked for close to a year to prepare its recommendations.
- The Revisions Working Group—a group of 12 individuals representing a broad range of constituencies and geographic areas—worked for six months to propose revisions to the *Guidelines*. As part of their review of the *Guidelines*, the Revisions Working Group was also responsible for integrating the recommendations of the Measurement Working Group into the 2002 *Guidelines*.
- GRI is developing sector supplements that will identify and address sector-specific issues that are not reflected in the core *Guidelines* for inclusion in sustainability reports. GRI expects to develop supplements for the automotive, financial services, mining, telecommunications, and tour operator sectors. A second wave of sector initiatives will be launched in late-2002.
- GRI has begun developing its first technical protocols to support specific indicators. With release of these first draft protocols covering energy, water, and child labour indicators, a process will continue in which new protocols will emerge at a steady rate in the coming years. All will be subject to testing, comment, and revision through a multi-stakeholder consultative process.

- GRI also plans to produce issue guidance documents that will guide reporting organisations that wish to organise their reports along thematic lines (e.g., productivity, diversity, development). These will seek to encourage integrated approaches that cross and blend multiple dimensions of economic, environmental, and social reporting into a holistic reporting design.

Outreach

Global outreach continues to be a major focus for GRI. In 2001–2002, several thousand stakeholders were engaged in dialogue and information briefings in Argentina, Australia, Brazil, Canada, China, Germany, Italy, Japan, Malaysia, South Africa, Switzerland, UK, USA, and dozens of conferences worldwide. The result has been an increased uptake of the *Guidelines*. Through ongoing consultation with multi-lateral organisations, the *Guidelines* are being recommended to companies as an essential tool in ensuring transparency and demonstrating commitment to social responsibility. The United Nations Global Compact, the Organisation for Economic Co-operation and Development, the European Council of Ministers, the European Commission, and World Economic Forum, among others, have referenced the *Guidelines* in communications to their constituencies. More than 130 companies from 21 countries have used the *Guidelines* in shaping their sustainability reports.

The Future

The year 2002 marks a turning point in the development of GRI, with the establishment of a new institutional structure and the publication of the new 2002 *Guidelines* and accompanying pilot supplements and technical protocols. Looking ahead, GRI remains committed to its mission of elevating the quality of reporting on economic, environmental, and social performance to a higher level of consistency, comparability, and rigour. It remains committed to global leadership as a new, permanent institution that will make a major contribution to accountability and transparency in the 21st century.

Annex 2: Linkages Between Sustainability and Financial Reporting

Introduction

Sustainability reporting has the potential to provide critical information for business analysis that is normally absent from financial reports. This information complements financial reports with forward-looking information that can enhance the report users' understanding of such key value drivers as human capital formation in the firm, corporate governance, management of environmental risks and liabilities, and the capacity to innovate. In some circumstances, sustainability performance information already can provide insights to support business analysis, and may have relevance within the framework of traditional financial reports. Fully articulating the relationship between financial and sustainability performance will require more time and research to link the performance indicators used for these areas. By consistently measuring sustainability performance over time, companies can strengthen both their internal business practices and their external communications. This annex briefly discusses how each of these advantages is occurring and how, over time, they can be further strengthened through the development of more rigourous methods for translating sustainability information into the language of financial analysis.

Sustainability Information and Internal Business Analysis

Two key components of internal business analysis are: 1) understanding the external environment in which the company conducts its business; and 2) assessing the elements that underpin the company's competitive advantage. Sustainability information is relevant to both.

External Environment

Analysis of the external environment focusses on issues such as product, labour, and capital markets and regulatory structures. These issues, in turn, relate in part to the risks and opportunities associated with management of the economic, environmental, and social aspects of the business. Overlaps and synergies exist between the conventional indicators used for analysis of the external environment and those used for measuring economic, environmental, and social performance. For example, social indicators related to the composition and status of the workforce may be used to highlight opportunities for expanding the firm's intellectual capital. Similarly, comparing anticipated changes in corporate governance standards in major stock exchanges against the current governance practices of the firm offers valuable information to investors on future changes in executive compensation, the composition of boards, and confidence in current audit committee practices. Sustainability reports that include this kind of information offer an invaluable complement to conventional financial statements.

Competitive Advantage

Competitive advantage is built through cost leadership and product/service differentiation and, increasingly, through the formation and retention of intellectual capital. Sustainability performance indicators can serve as a vehicle to help companies understand and measure the degree to which their economic, environmental, and social performance contributes to competitive advantage.

Cost Leadership

Increased process efficiency is an example of a proven sustainability strategy for decreasing costs and improving profitability, and thereby gaining cost leadership. Opportunities to cut costs or create revenues through increased yield and the sale of waste streams (e.g., scrap metals, agricultural by-products) exist throughout the value chain of a business (e.g., product design, manufacturing processes, use, and disposal) and can offer significant benefits, particularly in sectors with low margins. A substantial body of literature documents cost savings and added revenues generated through waste minimisation programmes. Environmental performance indicators related to resource use and waste generation can support assessment of the cost savings and revenues realised by a company through increased process efficiency.

Costs and Risks

Cost analysis can be greatly enhanced by a holistic approach to assessing risks and uncertainties. In some industry sectors, key risks and uncertainties have strong links to environmental and social concerns. The growing number of companies that have suffered business setbacks due to mishandling of key environmental and social issues over the last decade has placed sustainability management on the corporate governance agenda. Codes of conduct, governance principles, and disclosure rules are moving companies to higher standards of non-financial reporting, including expanded coverage in their financial statements. Economic, environmental, and social indicators are appearing with increasing frequency, providing insights into the vision and effectiveness of management in anticipating new risks and opportunities in the marketplace. For example:

- Knowledge of direct and indirect energy use and types of fuels consumed by the company can reveal the company's exposure to the risks of future carbon emission agreements and requirements.
- Performance indicators on energy efficiency initiatives and the use of renewable energy can help demonstrate the degree to which the company is insulated from volatile and cyclical non-renewable energy markets.
- Indicators on the volume, trends, and nature of pollution releases will allow management to assess whether individual facilities are at risk from pending environmental regulations or whether they are likely to become the target of regulatory authorities.
- Attention to social indicators describing the diversity of a company's workforce may allow managers to identify discriminatory practices that could have led to costly litigation.
- Performance indicators related to worker health and safety support assessment of the risk of costly accidents or workers' compensation demands.

Product Differentiation

Sustainability initiatives and strategies also provide opportunities for product differentiation—a key component of competitive advantage. Many leading companies are repositioning their products as services as part of their attempt to reduce their environmental or social impacts. In the process, they have helped differentiate their product in a manner that has enhanced their competitive position. For example, companies have shifted to offering services such as the leasing, rather than sale, of carpets or computers. Efforts to address greenhouse gas emissions have catalysed the development of new clean energy technologies such as fuel cells, electric vehicles, and increasingly powerful and efficient wind turbines. Companies face varying opportunities in these new technologies, and disclosure of information on sustainability-initiatives and strategies can help clarify the degree to which a company is poised to take advantage of these new opportunities.

The environmental and social performance of companies can also have significant affect on intangible assets such as brand image and consumer goodwill, which are recognised as key to company reputation and trust. These issues are especially sensitive for companies selling directly to consumers in highly competitive markets. The diamond industry, responding to public pressure regarding human rights abuses associated with mines in certain countries, has taken to laser certification of where the diamond was mined. Information on product stewardship initiatives and efforts to enhance the positive environmental and social lifecycle impacts of products can point to areas of possible competitive advantage. Similarly, in certain sectors such as apparel, measures of the quality and performance of a company's environmental and social performance management systems are highly salient to assessing the future ability of the company to preserve brand value and reputation.

Intellectual Capital Formation

Other intangible assets such as intellectual capital, the ability to innovate, investment in research and development, and networks and alliances are integral to analysing a company's financial prospects. These assets are influenced by an organisation's commitment to training, skills and knowledge development, workforce relations, and employee turnover—the foci of social performance indicators in sustainability reporting. Innovative partnerships with stakeholders around environmental or social aspects of products or markets can lead to product differentiation and brand enhancement. Indeed, some view strong stakeholder relationships as an intangible asset in its own right. The full range of intangible assets is increasingly attracting the interest of business analysts and accountants seeking to understand and predict the value of companies.

Analysing Risks Across a Portfolio of Holdings

Just as information on sustainability performance can help inform analysis of individual companies, it can also be of value in assessing risk across a series of companies. For example, a portfolio manager seeking to build a strong portfolio of energy and heavy industrial holdings wants to understand the risks involved and how the stocks in the portfolio will move together. By gathering information on the level of exposure to different fuel types and the companies' greenhouse gas emissions, the manager can assess the degree of risk associated with potential future carbon offset legislation given the degree of portfolio exposure to carbon-intensive businesses.

Sustainability Indicators and Financial Reporting and Communications

In addition to providing insights to support internal financial analysis, information on sustainability performance also has a place in mainstream financial reports. Some leading companies have already begun to experiment with merging their sustainability and financial reports into a single annual report. Even with separate documents, however, there exists substantial opportunity and value in cross-over and cross-referencing. Certain standard reporting categories and measures in financial reports, for example, can and should incorporate aspects of sustainability performance. To illustrate, the reduction of waste streams leading to lower costs should appear in the form of decreased expenses in the financial report, while revenue from productive use of waste streams should be included as income. Liabilities such as vulnerability to changes in environmental regulation or international labour conventions can be captured in the liabilities section of the balance sheet.

On a more general level, economic, environmental, and social trends can appear in the sections of financial reports that relate to the discussion and analysis of future risks and opportunities. Several financial reporting regulations worldwide (e.g., the Management Discussion and Analysis [MD&A] portion of the US Securities and Exchange Commission's guidelines) require companies to disclose known future uncertainties and trends that may materially affect financial performance. In the case of certain industry sectors or companies, discussion of sustainability performance in the MD&A would be merited where environmental or social concerns may affect a company's ability to expand operations or where mishandling these issues could lead to significant damage to corporate reputation and brand value. New codes of corporate governance have increasingly begun to highlight the need for discussion of board-level attention to risks associated with sustainability concerns.

Despite the growing overlaps between sustainability and financial reporting, the greatest challenge in bridging financial and sustainability reporting lies in translating economic, environmental, and social performance indicators into measures of financial value. Many sustainability indicators are qualitative and do not lend themselves easily to financial valuation. The outcome of sustainability strategies and corresponding capital outlays are so uncertain that benefits are difficult to forecast. As a rule, financial analysts are interested in information that is:

- material to the business (representing a measurable change in income or revenue in a business segment);
- provided in financial measures; and
- forward looking (can provide insight into trends in business performance).

Performance indicators used in sustainability reporting often do not directly meet all of these criteria. Rather, they require additional manipulation or contextualisation to become directly useful in financial analysis. New methodologies are required to link performance in the economic, environmental, and social dimensions to financial performance. Like other business analysis tools, the underlying assumptions and measures will have to be industry-specific to provide meaningful and comparable performance benchmarks.

One critical reason for linking sustainability performance indicators with conventional financial reporting is to provide data in denominations and terms that are consistent with financial reporting. Sustainability information should be provided in the same units of analysis—business units, segments, and geographic coverage—as a company's financial reports. The information can be made even more useful when placed in the context of sector-specific benchmarks.

Conclusion

While sustainability information is typically treated separately, ample opportunity exists to translate it into a form that speaks to the needs of financial analysts. As the business case for sustainable practices becomes increasingly clear, sustainability reporting offers real value to those whose business is to assess the current financial health of companies and anticipate future performance. At present, the content of sustainability reports tends to appear in forms and units that are not readily convertible into financial terms. But rapid advances in areas such as environmental management accounting, valuation of intangible assets, and value reporting promise to make sustainability information useful to the financial community.

With mounting pressures to strengthen corporate accountability in all its dimensions, the cross-over and convergence of sustainability and financial reporting looks increasingly evident and likely. Full integration in the form of single reports that depict performance along all dimensions—conventional financial, economic, environmental, and social—is already practised by a handful of leading companies. The combination of better analytical methods and rising stakeholder demands for richer disclosure is likely to continue this movement toward a new generation of one-stop performance reporting.

ANNEX 3: GUIDANCE ON INCREMENTAL APPLICATION OF THE *GUIDELINES*

Introduction

GRI encourages organisations to prepare reports "in accordance" with the GRI *Guidelines*. However, some organisations, particularly first-time reporters and small and medium-sized organisations, may adopt an incremental approach to reporting, covering some elements at first and moving steadily toward a report that is in accordance with the *Guidelines* (see Part A). This annex provides examples of how such organisations may begin reporting incrementally as the first step on the road toward the gradual enhancement of their sustainability report. GRI hopes that this information will encourage all organisations, regardless of their reporting experience, to begin working toward reporting in accordance with the *Guidelines*.

Balancing Principle with Practice

The 2002 *Guidelines* reflect a broad consensus as to the content that should be addressed when reporting on the economic, environmental, and social performance of an organisation. This content embodies the views, experience, and expertise of a diverse range of reporters and report users committed to harmonising and improving the quality and content of reports on economic, environmental, and social performance. Still young by accounting standards, this consensus is a work in progress, and indicators will continue to evolve with continuous experimentation and learning.

Organisations that use the *Guidelines* face the challenging task of achieving a high standard of quality while also expanding the scope of their reporting. While pursuing these goals, they must build the resources and expertise required to accomplish the task.

In working toward both reporting excellence and increasing the number of reporting organisations, GRI accepts that a phased approach may be necessary for some organisations depending on their resources, experience, and internal management systems. At the same time, GRI expects and seeks evidence that any organisations making reference to the *Guidelines* are serious in their commitment to developing a report covering economic, environmental, and social performance in future reporting cycles. Full coverage and disclosure of information are essential to presenting a balanced and reasonable picture of an organisation's performance. Such accuracy is necessary if stakeholders are to make informed decisions.

Implementing an Incremental Approach

Organisations choosing to adopt an incremental approach may find the four simple models presented below useful in structuring their strategy toward full adoption of the *Guidelines*. These illustrative models may offer a useful starting point for designing a reporting strategy, identifying shortcomings and setting goals. Over time, such a process will result in full adoption of the GRI framework and the opportunity for an organisation to report in accordance with the *Guidelines*. Organisations may opt for any one or a combination or modification of the models based on their capabilities, stakeholder consultation, and overall communications strategy.

The Environmental Report

Economic	Environmental	Social
	✓	
	✓	
	✓	
	✓	
	✓	

- Typical of an organisation that is experienced in producing environmental reports
- Systems in place to gather data on environmental impacts, but little or no experience reporting other dimensions
- Currently little attention to economic and social dimensions of performance
- Systems and processes need to be developed in order to gather input through stakeholder engagement

The Fragmented Report

Economic	Environmental	Social
	✓	
	✓	✓
	✓	✓
✓		

- Reporting entity has some systems for gathering data on economic, environmental, and social performance
- Little or no integration across the three elements
- Lacks full performance data under each heading
- Typically provides the most data on environmental performance and the least on economic

The Limited Three-Dimensional Report

Economic	Environmental	Social
✓	✓	✓

- Typical of an organisation that has just begun to report and has embraced one or a few sustainability integration themes
- Limited but approximately equal amount of economic, environmental, and social information
- Some evidence of integration across dimensions

Full Adoption

Economic	Environmental	Social
✔	✔	✔
✔	✔	✔
✔	✔	✔
✔	✔	✔
✔	✔	✔

- Full data gathering according to Part C of the *Guidelines*, with integration, analysis of interactions, and causal links among economic, environmental, and social dimensions

GRI Content Index and Marking Text

When linking an incremental report to the *Guidelines*, the GRI Content Index specified in Part C is the most important tool for the reporter and the report user. This Index directs users quickly and conveniently to the location of GRI information in a report and clearly communicates the scope of the incremental effort. The reporter may also wish to provide a more detailed index to use as a vehicle for communicating information to report users regarding its choice of content and plans for future coverage. Annex 6 contains further information and suggestions regarding the format of a GRI Content Index.

In addition to providing a GRI Content Index, reporters may also want to highlight GRI information in the text of their report. Examples of highlighting techniques could include:

- using coloured or bold text;
- icons placed in the margin of the page next to the GRI information; and/or
- colour bars on the corners or edges of pages where GRI information can be found.

Conclusion

GRI encourages all organisations—regardless of size, sector, location, or sophistication—to begin using the *Guidelines*. An incremental approach is a welcome and integral part of both the organisation's and GRI's learning process. This mutual learning is an essential ingredient in the continual improvement of all components of GRI's reporting framework.

ANNEX 4: CREDIBILITY AND ASSURANCE

This annex contains guidance for organisations considering the use of assurance processes as a means of enhancing the credibility and quality of their sustainability reports. The use of assurance processes should be considered in terms of the value they may bring to reporting organisations, especially where stakeholder expectations have been determined and support for such processes has been identified. Stakeholder expectations about reports and their credibility are influenced by a variety of factors, including:

- the process the organisation uses to recognise the interests of stakeholders affected by its activities, to consult with them, to take their interests into account when compiling its report, and to select, collect, and verify the information that forms the basis of the report;
- the approach used by the organisation to identify all significant sustainability issues;
- the users' understanding of the content and information provided and judgements about the organisation's commitment to and progress toward sustainability;
- the report's ability to convey a complete and clear description of the sustainability issues, risks, and opportunities facing the organisation;
- the users' perception(s) of the willingness of the organisation to report honestly;
- the inclusion in the report of a management statement or declaration that the report is presented in accordance with the GRI *Guidelines*;
- the inclusion in the report (or absence) of an independent assurance statement about the reliance that can be placed on the report; and
- the users' familiarity with financial reporting and related assurance requirements, standards, and practices.

GRI recommends consultation with stakeholders as the best way to ascertain their perceptions and expectations about matters of credibility.

Internal Information Systems and Processes

Many organisations have internal systems in place to record, monitor, and improve the accuracy, completeness, and reliability of financial, operational, health, safety, and environmental management information. Management information may also include data on community involvement but may not include information, for example, on systematic monitoring of unintended community impacts, support for or violations of human rights, or other social issues.

Information about internal systems is not necessarily subject to internal assurance processes. Stakeholders do not normally have access to information about the internal systems that management relies on to produce performance information, whether for internal or external use. Stakeholders may therefore look for assurances that the information reported is reliable and complete.

GRI encourages the independent assurance of sustainability reports—one approach that a reporting organisation may select to enhance the credibility of its sustainability report. Where independent assurance is part of an organisation's sustainability reporting, the independent assurance provider will typically examine and report on the effectiveness of internal systems and processes to provide relevant and reliable data for measuring performance. This assurance process helps support the reliability and completeness of information in the report.

Assurance Process Considerations

In considering and entering into assurance-providing arrangements, reporting organisations are encouraged to clarify the following matters with assurance providers to ensure maximum benefit is gained from the assurance process.

Subject Matter

Whether:

- the subject matter of the sustainability report is clearly and adequately defined;
- all categories of stakeholders have been recognised and any significant stakeholders have been excluded;
- the organisation has ascertained the expectations of its stakeholders regarding sustainability issues and performance, reporting requirements, and methods of improving credibility, including independent assurance; and
- the scope of the information covered by assurance processes is defined (any omissions of significant information covered by such processes are to be explained).

Assurance Criteria and Evidence

Whether:

- appropriate criteria, such as recognised performance indicator protocols or reporting guidelines (e.g., GRI *Guidelines*), are available to enable the evaluation of evidence, including whether the GRI *Guidelines* have been followed;
- adequate evidence is available to support the reported information, including corroborative statements and/or other evidence from external stakeholders, if necessary; and
- there is evidence that fundamental reporting principles such as those in Part B have been considered and applied in preparing the report.

Controls

Whether:

- management control systems are fully supported by organisational policy and resources and operate consistently across the organisation and over time.

Usefulness of Reported Information

Whether:

- stakeholders have been consulted about the usefulness and credibility of the report content and the usefulness (including credibility) of assurance provided by an external assurance provider.

Selection of Independent Assurance Providers

Organisations preparing reports are advised to consider the following issues and attributes in selecting their assurance provider:

- the assurance provider's degree of independence and freedom from bias, influence, and conflicts of interest;

- the assurance provider's ability to balance consideration of the interests of different stakeholders;
- the assurance provider has not been involved in the design, development, or implementation of the organisation's sustainability monitoring and reporting systems or assisted in compiling the sustainability report;
- that sufficient time is allocated to the assurance provider to enable the assurance process to be carried out effectively, using due professional care; and
- the assurance provider is collectively or individually competent to meet the objectives of the assurance assignment, as demonstrated through an appropriate level of experience and professional judgement.

Directors' (Governing Bodies') Responsibilities Regarding Independent Assurance

The effectiveness of the independent assurance process is strengthened when the directors (or governing body):

- recognise explicitly that they are responsible for the content of the sustainability report;
- recognise explicitly that the assurance provider alone is responsible for the content of the independent assurance report and will agree, at the beginning of the engagement, to publish the assurance report in full; and
- ensure that adequate resources are made available for the independent assurance provider's work and that the assurance provider will have access to all individuals, groups, sites, records, and information that they consider necessary to carrying out the assurance engagement.

Independent Assurance Providers' Reports

The assurance provider's report should be published along with the sustainability report to which it relates. However, it should be clearly identified as separate from the sustainability report text, and should be addressed to the organisation's board of directors (or governing body) or, if so agreed, to its stakeholders.

Although GRI does not develop or prescribe practice standards for the provision of independent assurance, it offers the following guidance on what might be included in an independent assurance report. At a minimum, the report would present:

- a reference to the directors' or management statement that the information in the sustainability report and its presentation is the responsibility of the directors or governing body and management of the organisation;
- a statement that the content of the assurance provider's report and the opinion(s) it gives is the sole responsibility of the assurance provider;
- a statement affirming the assurance provider's independence and freedom from bias and conflicts of interest;
- a statement of the scope and objective of the assurance engagement. This statement will make clear not only the levels of assurance intended, but also which parts of the sustainability report, if any, are not covered by the assurance provider's work;
- the criteria (e.g., GRI *Guidelines*) that the assurance provider used in assessing the evidence and reaching conclusions relative to the objective of the engagement;

- the professional standards for providing assurance that have been applied in carrying out the assurance engagement;
- a brief description, or outline, of how the assurance provider obtained qualitative and quantitative evidence to provide the basis for the conclusions or opinion rendered. This will include the extent to which different categories of stakeholders participated in the planning and execution of the assurance process and indicate any constraints to this process;
- a clear statement of the assurance provider's conclusion or opinion regarding the accuracy, completeness, reliability, and balance of the sustainability report, relative to the scope and objective of the assurance engagement. The statement will be more useful to users if it includes constructive reporting on any reservations the assurance provider has on these matters; and
- the identity and location of the assurance provider and the date of the assurance provider's report.

Organisations should continuously assess the results of the assurance process, where possible in consultation with their stakeholders, to satisfy themselves as to its value and to identify potential improvements in the process that would add to its effectiveness in enhancing the credibility of sustainability reports.

ANNEX 5: GRI INDICATORS

Over the past decade, there been a focus on researching and codifying approaches to economic, environmental, and social performance measurement at the organisational level. While there has been significant convergence recently, each approach has maintained minor variations to address its specific purpose. The GRI framework for the performance indicators that appear in Section 5 of Part C is built on the foundation of previous work in the field of environmental and social performance measurement. However, like most systems, it is adapted to the specific needs of sustainability reporting, which this annex seeks to outline.

Purpose of GRI Indicators

The function of GRI performance indicators is to provide information about the economic, environmental, and social impacts of the reporting organisation in a manner that enhances comparability between reports and reporting organisations. In the case of GRI, the indicators are designed to inform both the reporting organisation and any stakeholders seeking to assess the organisation's performance. To achieve these goals, performance must not only be defined in terms of internal management targets and intentions, but also must reflect the broader external context within which the reporting organisation operates. The latter lies at the core of reporting on economic, environmental, and social performance. In the end, it speaks to how an organisation contributes to sustainable development by virtue of its economic, environmental, and social interactions with its diverse stakeholders.

GRI Indicator Framework

The performance indicators in Part C are organised according to the following hierarchy:

Category: The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

Aspect: The general subsets of indicators that are related to a specific category. A given category may have several aspects, which may be defined in terms of issues, impacts, or affected stakeholder groups.

Indicator: The specific measurements of an individual aspect that can be used to track and demonstrate performance. These are often, but not always, quantitative. A given aspect (water) may have several indicators (e.g., total water use, rate of water recycling, discharges to water bodies). The balance between quantitative and qualitative indicators will vary by aspect depending on a range of factors. Indicators have been aligned to the maximum degree possible with existing international conventions and agreements.

This hierarchy is informed by the system used by ISO 14000. Aspects are framed to reflect the issues, impacts, and stakeholder groups that link to the economic, environmental, and social concerns of report users. It may change over time as the field of performance measurement continues to evolve.

The level of stakeholder interest in a given aspect or indicator is the key determinant of its significance, or relevance, to a sustainability report. A pillar of the GRI framework is that aspects and indicators derive from an extensive, multi-stakeholder consultative process. By virtue of the level of interest expressed by stakeholders through these processes, these aspects and indicators represent a broad-based consensus of the significant issues and indicators regarding economic, environmental, and social performance.

Indicator Classifications

GRI does not seek to divide performance indicators into types based on the content or nature of the indicator (e.g., policy, input/output, impact), but rather generally organises according to the relevance of the issue to stakeholders. GRI performance indicators are classified along the following lines:

- Core indicators, in general, are: 1) those relevant to most reporters; and 2) of interest to most stakeholders.
- Additional indicators are viewed as one or more of the following: 1) leading practice in economic, environmental, or social measurement, though currently used by few reporters; 2) providing information of interest to stakeholders who are particularly important to the reporting entity; and 3) deemed worthy of further testing for possible consideration as a future core indicator.

The content or nature of the specific indicators associated with an aspect will depend on the information needs and purposes of the concerned stakeholders. In some cases, this will result in an emphasis on policy or management, while in others the focus may be on conditions within the organisation's operations (e.g., labour conditions), or on external conditions (e.g., changes in carbon emissions).

Qualitative vs. Quantitative Indicators

GRI recognises the value of both qualitative and quantitative information, and views both as complementary and necessary to presenting a balanced and reasonable picture of an organisation's economic, environmental, and social performance. Where possible, GRI employs quantitative indicators. However, certain topics, particularly in the field of social performance measurement, do not readily lend themselves to quantification. For example:

- A number may not provide a clear sign of a positive or negative impact. For example, environmental expenditures are relevant as a cost measure, but could suggest either improvement or deterioration in environmental performance.
- Numerical values may lose significant information through the process of consolidation. For example, measures of regulatory violations or union representation may lose much of their meaning when aggregated across countries with significantly different legal structures.
- The nature of certain issues may make quantitative measurements impossible. For example, a quantitative measure of bribery would be unlikely to reveal systematic efforts to eliminate bribery. Reporting organisations that do not engage in bribery will report zero, and those organisations that regularly employ bribery are unlikely to report systematic engagement in an illegal activity.

In situations where quantitative measures are not effective, GRI relies on qualitative measures of the reporting organisation's activities. For example, Section 3 of Part C, Governance Structure and Management Systems, includes queries of a more open-ended nature regarding overarching policies and programmes. However, GRI frames qualitative indicators to encourage responses that are scalable rather than requesting open-ended descriptive statements.

Reporting Indicators: Absolute Figures and Ratios

Reporting organisations should present raw performance data in terms of absolute figures, and for a given period of operation (most often a year). These absolute figures might be expressed in a currency or in physical units (such as tonnes, cubic metres, or gigajoules). Absolute figures provide information on the size of an impact, value, or achievement.

Relative figures are ratios between two absolute figures of the same or different kind. Ratios allow comparisons of similar products or processes. They also help relate the performance and achievements of one firm, business unit, or organisation to those of another. Ratio indicators provide information on the efficiency of an activity, on the intensity of an impact, or on the quality of a value or achievement.

Need for Reporting Absolute Figures

Absolute figures provide information about the magnitude of the reporting organisation's contribution to an overall effect. They are essential to any assessment of carrying capacity, ceiling, or limits—a core principle of sustainability. For example, the total amount of phosphorous (in tonnes) released to a river by a particular operation enables users to consider these releases relative to the river's carrying capacity (the total amount of phosphorous the river could carry without showing a certain effect, such as eutrophication). Absolute environmental figures are essential as a linkage to the carrying capacity of an ecosystem or any natural or physical compartment, such as a watershed or rainforest. The same is true for economic and social information (e.g., relating an organisation's total revenues or turnover to a state or national total). Making reference to these broader systems linkages is encouraged, and will help users to interpret absolute data. Even without a specific local context, absolute figures can also be useful for stakeholders trying to understand the relative magnitude of two organisations for purposes of prioritising efforts. For instance, a stakeholder seeking to identify the 10 largest emitters of a given pollutant would require absolute figures and would not find normalised data or ratios as useful.

In sum, absolute figures on economic, environmental, and social issues enable data users to:

- consistently track data;
- sum various releases into a total impact; and
- form additional ratios other than those already reported.

Need for Reporting Ratios

Ratios relate two absolute figures to each other and thereby provide context to both. For example, the fuel efficiency of a car can be expressed in the number of kilometres a user can drive per litre of gasoline consumed. This expresses the functional benefit of the car relative to the fuel required to achieve that benefit. Alternatively, to shift the focus to the impact of a particular activity's resource consumption, a reporter may choose a ratio of the litres of gasoline the car consumes per 100 kilometres. These indicators represent one type of integrated indicator as referenced in Section 5 of Part C.

Ratio indicators serve to:

- relate two aspects to each other;
- make relationships visible and interpretable; and
- enable comparison of different scales of operation relative to a specific activity (e.g., kilograms of product per litre of water used).

Ratios help illuminate linkages across the economic, environmental, and social dimensions of sustainable development. For example, eco-efficiency expresses the relation between the value of a product or service and its environmental influence, where value can be expressed in monetary or functional terms. While eco-efficiency relates economic and environmental aspects, it might also be useful to create a similar linkage between the economic and social aspects of organisational performance.

Ratios also can be particularly useful for comparing two organisations of different scales. Absolute figures give a sense of magnitude, but they do not tell the full story. The magnitude of an organisation's impact will not always correlate with its size. The statement that Organisation A uses 10 times the energy of Organisation B may be factually correct. However, Organisation A could also be 10 times as energy-efficient. In some situations, the absolute figure will be the most relevant piece of information, but in other situations, the efficiency will be a more relevant measure of economic, environmental, and social performance. Normalised data, which relate an absolute figure (e.g., accidents) to a common factor (e.g., hours worked), enable a report user to compare the relative efficiency of two organisations in managing an aspect of economic, environmental, and social performance, regardless of differences in size.

Organisations should form ratios with their performance data that make sense for their business and support their decision-making. They should select ratios for external reporting that allow better communication of their performance to their stakeholders, and will help inform stakeholders' decisions. Reporters should carefully consider what ratio indicators best capture the benefits and impacts of their business.

Types of Ratio Indicators and Their Application

There are three general types of ratio indicators: productivity/efficiency ratios, intensity ratios, and percentages. Each type of ratio indicator serves different purposes and communicates different information.

Productivity/Efficiency Ratios

Productivity/efficiency ratios relate value to impacts. Increasing ratios reflect improvements in the amount of value received per unit of impact.

Normally, businesses track financial performance with efficiency ratios. Increases in key financial indicators (e.g., sales and profit increases) reflect positive financial performance. In the same way, resource and environmental issues can be expressed in efficiency terms, by using, for example, the World Business Council for Sustainable Development's eco-efficiency indicators, which link product/service value and environmental influence.

Examples of productivity/efficiency ratios include:

- labour productivity (e.g., turnover per employee);
- resource productivity (e.g., sales per unit of energy consumption, GDP per unit of material input);
- process eco-efficiency (e.g., production volume per unit of waste, net sales per unit of greenhouse gas emissions in tonnes of CO_2 equivalent);
- functional eco-efficiency of products or services (e.g., water efficiency of a washing machine, fuel efficiency of a car); and
- financial efficiency ratios (e.g., profit per share).

Intensity Ratios

Intensity ratios express an impact per unit of activity or unit of value. A declining intensity ratio reflects performance improvement. Historically, many organisations tracked environmental performance with intensity ratios.

Examples of intensity ratios include:

- emission intensity (e.g., tonnes of SO_2 emissions per unit of electricity generated);
- waste intensity (e.g., amount of waste per production volume); and
- resource intensity (e.g., energy consumption per function, material input per service).

Percentages

Organisations regularly use ratios expressed in percentage terms. A percentage indicator is a ratio between two like issues, with the same physical unit in the numerator and denominator.

Examples of percentages that can be meaningful for use in performance reports include:

- input/output ratios (e.g., process yields);
- losses (e.g., electricity transmission loss, non-product output per materials input);
- recycling percentages (e.g., fraction of waste recycled per total waste);
- fractions (e.g., percentage of renewable energy, fraction of recycled materials, percentage of hazardous waste);
- quotas (e.g., percentage of women in upper management); and
- financial performance ratios (e.g., return on equity, return on operating assets).

Organisations are encouraged to use ratios or other integrated measures where it helps better communicate their overall economic, environmental, and social performance.

Annex 6: GRI Content Index

The goals of the GRI Content Index are twofold:

- to allow the user to quickly and conveniently identify the location of a specific piece of reported information listed in the *Guidelines*; and
- to allow the user to clearly understand the degree to which the reporting organisation has covered the content in the GRI *Guidelines*.

GRI is not prescribing a specific format for the Index in the 2002 *Guidelines*. It encourages reporters to create a format that effectively serves the above purposes. In general, the Index should be prominently identified. It should:

- be easy to read;
- be concise;
- clearly identify the location of information;
- list all of the GRI reporting elements; and
- enable the user to quickly identify which elements have been included in the report and where to find the information.

Reporting organisations also are encouraged to use the Index itself, or space near the Index, to provide explanations and future plans for omitted core indicators.

On the following page is an example of how an Index might appear. In this example, the Index includes the corresponding number for each reporting element in Part C of the *Guidelines*. The reporting organisation would place the number of the page(s) containing the information next to the appropriate reporting element. For any core indicators not included in the report, the reporting organisation would enter the letters "EX" followed by the page number where the explanation for the decision to exclude the indicator would be found. Alternatively, the reporting organisation may wish to put a short explanation of the reason for exclusion in the Index itself.

Sample GRI Content Index

Sample Content Index

CORE AND ADDITIONAL BY CATEGORY

Vision and Strategy	
1.1	pg
1.2	pg

Profile	
2.1	pg
2.2	pg
2.3	pg
2.4	pg
2.5	pg
2.6	pg
2.7	pg
2.8	pg
2.9	pg
2.10	pg
2.11	pg
2.12	pg
2.13	pg
2.14	pg
2.15	pg
2.16	pg
2.17	pg
2.18	pg
2.19	pg
2.20	pg
2.21	pg
2.22	pg

Governance Structure and Management Systems	
3.1	pg
3.2	pg
3.3	pg
3.4	pg
3.5	pg
3.6	pg
3.7	pg
3.8	pg
3.9	pg
3.10	pg
3.11	pg
3.12	pg
3.13	pg
3.14	pg
3.15	pg
3.16	pg
3.17	pg
3.18	pg
3.19	pg
3.20	pg

Economic				
Core		Additional		Other
Customers				
EC1	pg			
EC2	pg			
Suppliers				
EC3	pg	EC11	pg	
EC4	pg			
Employees				
EC5	pg			
Providers of Capital				
EC6	pg			
EC7	pg			
Public Sector				
EC8	pg	EC12	pg	
EC9	pg			
EC10	pg			
Indirect Economic Impacts				
		EC13	pg	

Environmental				
Core		Additional		Other
Materials				
EN1	pg			
EN2	pg			
Energy				
EN3	pg	EN17	pg	
EN4	pg	EN18	pg	
		EN19	pg	
Water				
EN5	pg	EN20	pg	
		EN21	pg	
		EN22	pg	
Biodiversity				
EN6	pg	EN23	pg	
EN7	pg	EN24	pg	
		EN25	pg	
		EN26	pg	
		EN27	pg	
		EN28	pg	
		EN29	pg	
Emissions, Effluents and Waste				
EN8	pg	EN30	pg	
EN9	pg	EN31	pg	
EN10	pg	EN32	pg	
EN11	pg			
EN12	pg			
EN13	pg			
Suppliers				
		EN33	pg	
Products and Services				
EN14	pg			
EN15	pg			
Compliance				
EN16	pg			
Transport				
		EN34	pg	
Overall				
		EN35	pg	

Social				
Core		Additional		Other
Employment				
LA1	pg	LA12	pg	
LA2	pg			
Labour/Management Relations				
LA3	pg	LA13	pg	
LA4	pg			
Health and Safety				
LA5	pg	LA14	pg	
LA6	pg	LA15	pg	
LA7	pg			
LA8	pg			
Training and Education				
LA9	pg	LA16	pg	
		LA17	pg	
Diversity and Opportunity				
LA10	pg			
LA11	pg			
Strategy and Management				
HR1	pg	HR8	pg	
HR2	pg			
HR3	pg			
Non-discrimination				
HR4	pg			
Freedom of Assoc. & Collective Bargaining				
HR5	pg			
Child Labour				
HR6	pg			
Forced and Compulsory Labour				
HR7	pg			
Disciplinary Practices				
		HR9	pg	
		HR10	pg	
Security Practices				
		HR11	pg	
Indigenous Rights				
		HR12	pg	
		HR13	pg	
		HR14	pg	
Community				
SO1	pg	SO4	pg	
Bribery and Corruption				
SO2	pg			
Political Contributions				
SO3	pg	SO5	pg	
Competition and Pricing				
		SO6	pg	
		SO7	pg	
Customer Health and Safety				
PR1	pg	PR4	pg	
		PR5	pg	
		PR6	pg	
Products and Services				
PR2	pg	PR7	pg	
		PR8	pg	
Advertising				
		PR9	pg	
		PR10	pg	
Respect for Privacy				
PR3	pg	PR11	pg	

Acknowledgements and Disclaimer

GRI thanks all of the individuals listed in the following pages, as well as the hundreds of others who contributed time and ideas to the development of the GRI *Guidelines*. While input from the individuals and groups that follow contributed to the development of these *Guidelines*, not all contributors necessarily endorse all of its content. The GRI Board of Directors is solely responsible for such content. Archives of the processes leading to the *Guidelines* are available on www.globalreporting.org.

Steering Committee

Roger Adams	Association of Chartered Certified Accountants
Anil Agarwal	Centre for Science and Environment
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Mark Bateman	Investor Responsibility Research Center
Nancy Bennet	United Nations Environment Programme
Maria Emelia Correa	CECODES (Columbian Business Council for Sustainable Development)
John Elkington	SustainAbility Ltd.
Magnus Enell	ITT Flygt AB
Toshihiko Goto	Environmental Auditing Research Center
Adrian Henriques	New Economics Foundation
Franz Knecht	Connexis
Erin Kreis	General Motors Corporation
Judy Kuszewski	SustainAbility, Ltd.
Markus Lehni	World Business Council for Sustainable Development
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Judith Mullins	General Motors Corporation
Amy Muska O'Brien	Council for Economic Priorities
Janet Ranganathan	World Resources Institute
Tauni Sanchez	World Business Council for Sustainable Development
Preben Sorensen	Deloitte Touche Tohmatsu
Virginia Terry	SustainAbility Ltd.
Kimie Tsunoda	Green Reporting Forum
Alan Willis	Canadian Institute of Chartered Accountants
Simon Zadek	AccountAbility

Revisions Working Group

Mark Bateman	Investor Responsibility Research Center
Vanida Govender	Eskom
Aditi Haldar	Development Alternatives
Adrian Henriques	Independent Adviser
Erin Kreis	General Motors Corporation
Mark Lee	Business for Social Responsibility
Ron Oswald	International Union of Food, Agricultural, Restaurant, Catering, Tobacco and Allied Workers' Associations
Amara Pongsapich	Social Research Institute, Chulalongkorn University
Janet Ranganathan	World Resources Institute
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Ralph Thurm	Siemens
Alan Willis	Independent Chartered Accountant

Measurement Working Group

MWG Co-Chairs

Chandra Bhushan	Centre for Science and Environment
Ivo Knoepfel	SAM Group
Christopher Tuppen	British Telecom

MWG Members

*** Denotes membership in the Core MWG*

Roger Adams **	ACCA
Noman Ahmed	The Federation of Pakistan Chambers of Commerce & Industry
Mark Anielski	Pembina Institute for Appropriate Development
Dato' A.Aziz Mat	SIRIM
Pascal Bader	Ministerium für Umwelt und Verkehr Baden Württemberg Referat 21 – Grundsatzfragen der Umweltpolitik
Judith Bakirya	STRONGO
Janet Barber	Formerly with WWF
Nancy Bennet **	United Nations Environment Programme
Otti Bisang **	Credit Suisse
Andrew Brengle	Kinder Lyderberg Domini & Co.
Gail Brownell	Agilent Technologies
Patrik Burri	Credit Suisse
Editha Cabrera **	San Miguel Brewing
Catherine Cameron	Independent
Raheem M.Cash	Logistics Management Institute
Olivia Castillo	Asia Pacific Roundtable for Cleaner Production
Christian Chavagneux	l'Économie Politique
Aleg Cherp	Central European University
Ann Close	Environment Australia
Susan Cote-Freeman	Transparency International
Arnoud Coulsen	Lafarge
Martial Cozette	Centre Français d'Information sur les Entreprises
Aron Cramer	Business For Social Responsibility
Priscilla Crubézy	Caisse des dépôts et consignations
Claudia Velosa da Silva	VfU – Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen e.V.
Vic Desotelle	InKNOWvate
Frauke Druckrey	VCI
Oliver Dudok van Heel	Amnesty International UK Business Group
Stanislas Dupre	Utopies
Robin Edme	Terra Nova Conseil
Paul Farrow	IFC Consulting of Canada
Francois Fatoux	Observatoire sur la Responsabilite Societale des Entreprises
Ira Feldman	Greentrack Strategies
Rob Fredericks	Ford Motor Company

Patrice Gaudineau	SNCF
Brian Glazebrook	Ecobalance/PricewaterhouseCoopers
Carl Gminder	Institut für Wirtschaft und Ökologie
Richard Gordon	Manaaki Whenua – Landcare Research
Noam Gressel	M.A.A.L.A.- Business for Social Responsibility in Israel
Beat Grueninger	B&SD Business and Social Development GmbH
Katherine Hagen	Hagen Resources International
Aditi Haldar	Development Alternatives, India
Abdul Hameed	Universiti Teknologi MARA
Peter Hardi	International Institute for Sustainable Development
Andy Harris	Waste Recycling Group Plc
Adrian Henriques	Independent
Stephen Hine	Ethical Investment Research Service
Jennifer Hodge	Syracuse University
Martin Hollands	Fauna & Flora International
Michael Hopkins	Middlesex University Business School
Rob Hounsome	CSIR
Rupert Howes	Forum for the Future
Fabiana Ikeda de Oliveira	B&SD Ltda.
Uwem E. Ite	Department of Geography, Lancaster University
Vincent Jacob	French Ministry of the Environment
Jee In Jang	Chung-Ang University
Dwight Justice **	International Confederation of Free Trade Unions
Estelle Kistner	O2 France
Kathrin Klaffke **	Imug
Erin Kreis	General Motors Corporation
Jochen Krimphoff	PricewaterhouseCoopers LLP
Carmen Kühnl	Siemens AG
Hidefumi Kurasaka **	Representing Japanese Ministry of Environment
Luc Lampriere	John F. Kennedy School of Government, Harvard University
Carlos Larrinaga-González	Universidad de Burgos
Michael K.Le Roy	Wheaton College
Mark Lee **	Business For Social Responsibility
Markus Lehni **	Deloitte Touche
Karina Litvack	Friends Ivory and Sime
Eric Loiselet	Terra Nova Conseil
Keri Luly	Amethyst Group, Inc.
Jose Madiera **	European Commission
Mapula Makara	Sasol
Tom McInerny	SAI
Anne Melchiorsen	PricewaterhouseCoopers
Caroline Mitchell	BP
José Moneva	Universidad de Zaragoza
Robert Montgomery	Inter-American Development Bank

Kaspar Müller	Ellipson AG
Sara Murphy	Forum for the Future
Valdemar de Oliveira Neto	Instituto Ethos
Ron Nielsen	Alcan, Inc.
Mikael Niskala	KPMG Sustainability Services
Scott Noesen	Dow Chemical
Harry Pastuszek	IFC Consulting
Mike Pierce	Institute of Social and Ethical AccountAbility
Amara Pongsapich **	Social Research Institute
Birgit Poulsen	FDB Co-op Denmark
Grace Jean Raar	Deakin University
Walt Ralph	General Motors Corporation
Jørgen Randers **	Representing WWF
Janet Ranganathan	World Resources Institute
Rainer Rauberger	Henkel
Rick Reibstein	US EPA
Jo Render	First Peoples Worldwide/ First Nations Development Institute
Kristina Ringwood	WMC
Leonardas Rinkevicius	Kaunas University of Technology
Ruth Rosenbaum **	CREA
Sheila Ross	University of Liverpool
Aurora Rossodivita	Eurelectric
Darin Rovere	Centre for Innovation in Corporate Responsibility
David Russell **	Dow Chemical
Tauni Sanchez ** Development	World Business Council for Sustainable
Verie Sandborg	Baxter
Lutz-Guenther Scheidt **	Sony
Philippe Schiesser	ECOEFF/Eco-Conception Conseils
Eberhard Seifert	Wuppertal Institut für Klima, Umwelt und Energie
Faiz Shah	RBI–Responsible Business Initiative
Gordon Sillence	Instituto Português de Ecologia
Brad Simmons	Ford Motor Company.
Corey Snyder	Procter & Gamble
Lieven Somers	Vlerick Leuven Gent Management School
Mark Spetter	Resense Duurzaam
Ralf Klemens Stappen	Francis of Assisi Academy for the Protection of Earth
Amanda Steele	Prime Minister's Community Business Partnership
Bhanu Swaminathan	Fertiliser Association of India
Darren Swanson	Harvard University
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Nicolas Théry	CFDT
Allison Thomas	PricewaterhouseCoopers LLP
Vic Thorpe	Just Solutions
Thierry Thouvenot	WWF-France

Ralph Thurm **	Siemens
Michael Totten	Conservation International
George Tsogas	Luton Business School, Luton University
Kimie Tsunoda	Green Reporting Forum
Stephan Versteege	BECO Environmental Management & Consultancy
Mathis Wackernagel **	Redefining Progress
Mark Wade	Shell International
Marcus Wagner	Centre for Sustainability Management, University of Lüneburg
David Weissbrodt	University of Minnesota Law School
Christopher Wells **	Unibanco
Ulrika Wennberg	Global Responsibility
Heather White	Verite
Simon Zadek	Institute of Social and Ethical AccountAbility
Anne Zollner	International Labor Affairs Bureau, U.S. Department of Labor

Participants in the Structured Feedback Process

Company	Industry	Country
Agilent	Information technology	USA
BASF	Chemicals	Germany
Baxter International	Medical supplies	USA
Bayer AG	Life sciences/chemicals	Germany
British American Tobacco	Tobacco products	UK
CWS Powder Coatings	Chemicals	Germany
ESAB	Welding supplies	Sweden
Ford Motor Company	Automobiles	USA
Gaz de France	Energy utility	France
General Motors Corporation	Automobiles	USA
Halliburton	Energy services	USA
Ito Yokado	Retail	Japan
Jebsen and Jessen	Industrial products/services	Singapore
Kirin Brewery	Food and beverage	Japan
Natura	Personal care	Brazil
Nike	Apparel	USA
Panasonic (Matsushita Electric)	Electronics	Japan
Procter & Gamble	Consumer products	USA
Renault	Automobiles	France
Rio Tinto	Mining	UK
Royal Dutch/Shell	Oil and gas	UK
Siam Kraft	Paper products	Thailand
SKF Group	Metal products	Sweden
Suncor Energy	Oil and gas	Canada
Sydkraft Group	Energy services	Sweden
Texaco	Oil and gas	USA
TotalFinaElf	Oil and gas	France
TransAlta	Energy utility	Canada
TXU Europe	Energy utility	UK
Vivendi Environnement	Communications	France
WSP Group	Construction consulting	UK

GRI Secretariat

Allen L. White	Acting Chief Executive

Tim Brennan
Mark Brownlie
Julie Cramer
Emily Ford
Sean Gilbert
Rob Graff
Naoko Kubo
Teodorina Lessidrenska
Liz Siddle
Alyson Slater
Bridget Snell
Iain Watt

Advisors

Nancy Bennet
Aditi Haldar
Paul Hohnen
Victor Thorpe

GRI Charter Group

The Charter Group comprises organisations that publicly endorsed GRI at the time of its inauguration at the United Nations headquarters on 4 April 2002. Corporate members of the Charter Group provided financial contribution to GRI's capitalisation fund. GRI gratefully acknowledges the support of all participating organisations.

The Charter Group comprises the following organisations:

AccountAbility (Institute for Social and Ethical Accountability)
Amnesty International
Association of Chartered Certified Accountants
Baxter International Inc.
CERES
Consejo Empresario Argentino para el Desarrollo Sostenible
Conservation International
Consumers International
Ford Motor Company
General Motors Corporation
Greenpeace International
Human Rights Watch
Instituto Ethos de Empresas e Responsabilidade Social
KPMG
Nike Inc.
Office of the United Nations High Commissioner for Human Rights
Oxfam International
PricewaterhouseCoopers
Royal Dutch/Shell
Social Accountability International
Tellus Institute
Transparency International
United Nations Environment Programme
World Bank Group
World Conservation Union (IUCN)
World Resources Institute
WWF International

Global Reporting Initiative
Sustainability Reporting Guidelines

Global Reporting Initiative™

www.globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400

As of September 2002, the GRI Secretariat will be located in Amsterdam, The Netherlands. Please check the GRI website for contact details.

Printed in South Africa.

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters[SM]

January 24, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: Wendy's International, Inc.
Shareholder Proposal of Domini Social Investments
Requesting a Sustainability Report

Dear Ladies and Gentlemen:

We are writing on behalf of Domini Social Investments in response to a letter written by an attorney representing Wendy's International, Inc. ("the Company") dated December 22, 2004, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for two reasons: first, because it is so vague and indefinite as to be materially misleading (Rule 14a-8(i)(3)), and second, because it relates to the Company's ordinary business operations (Rule 14a-8(i)(7). We disagree with both these arguments, and respectfully request that the Company's request for no-action relief be denied.

I. The Proposal Does Not Request a GRI Report

We will respond to each of the Company's points individually below. However, it is important to resolve at the outset the central issue at the heart of the Company's no-action request. The Company's argument with respect to Rules 14a-8(i)(3) and 14a-8(i)(7) hinges on the presumption that Staff must incorporate the Proposal's entire supporting statement by reference into the resolved clause, and conclude that the Proposal requests a sustainability report based on the Global Reporting Initiative (GRI) guidelines (a "GRI report"). The Company argues that the Proposal is "substantively similar" to other proposals that explicitly request a GRI report (No Action Request at 2-3). We strongly disagree.

The Proposal requests that the Company "issue a sustainability report." In doing so, it tracks very closely language in three other recent sustainability proposals, each of which has survived challenge under both Rule14a-8(i)(3) and Rule 14a-8(i)(7) (See *Wal-Mart Stores, Inc.* (February 17, 2004) and *Hormel Foods Corporation* (October 22, 2004) (proposals requesting "a sustainability report"), and *Johnson Controls, Inc.* (November 14, 2002) (proposal requesting "a report dealing with the social and environmental issues

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

related to sustainability"). The "whereas" clauses of the Proposal explain what sustainability reporting is and why the proponent believes it is important, and the resolved clause asks the Company to produce a sustainability report of its own. The first paragraph of the supporting statement (which mirrors the supporting statements in both *Wal-Mart Stores, Inc.* (February 17, 2004) and *Johnson Controls, Inc.* (November 14, 2002)) states what the report should include, and makes no reference to the GRI format. The second paragraph merely states that we "recommend" use of the GRI format. In context, it should be clear to any reader that this is a statement of opinion, and it would not be appropriate to incorporate it by reference into the resolved clause of the Proposal.

The Company's No-Action Request focuses almost exclusively on the second paragraph of the Proposal's supporting statement. In order to convince Staff of the vagueness of the Proposal, in fact, the Company must, and does, ignore both the resolved clause and the first paragraph of the Proposal's supporting statement, which specifies what the report "should" include. In doing so, the Company overlooks the central point of the Proposal.

In an attempt to justify its near-exclusive focus on the supporting statement's second paragraph, the Company notes that the Staff has stated, in Legal Bulletin 14B (September 15, 2004), that proposals may be excluded as vague and indefinite when it is not possible "to determine with any reasonable certainty exactly what actions or measures the proposal requires—[and] this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." The Proposal clearly names in its resolved clause the only action it requests: the production of a sustainability report. In the first paragraph of the supporting statement, the Proposal states what this report should include. The supporting statement's second paragraph, far from creating any confusion about the request for a sustainability report, merely adds a suggestion from the Proponent about one way that the Proposal might be carried out. As the Staff knows, it is common for supporting statements to include proponents' suggestions for how a company might comply with a request made in a proposal's resolved clause. A company, of course, may choose to ignore this recommendation and still implement the proposal.

In essence, the Company is arguing that Staff *must* incorporate the full supporting statement into the resolved clause (despite the word "recommend").We believe this defies a plain English interpretation of the Proposal, and is an unreasonably strict reading of Staff Legal Bulletin 14B, which merely indicates when a 14a-8(i)(3) objection "may be appropriate." We do not believe it would be appropriate to incorporate this paragraph into the resolved clause in the present case, where the Proposal can stand alone without it. As noted above, the language in the Proposal's resolved clause and the first paragraph of its supporting statement are virtually identical to a number of proposals that have survived challenge under both Rule14a-8(i)(3) and Rule 14a-8(i)(7). (See *Johnson Controls, Inc.* (November 14, 2002), *Wal-Mart Stores, Inc.* (February 17, 2004), and *Hormel Foods Corporation* (October 22, 2004)).

We believe the GRI Guidelines are a helpful tool that can help companies improve the quality and usefulness of their sustainability reports, and we regularly encourage companies to make use of them. Many consider the GRI Guidelines to be the world's leading format for sustainability reporting. Elements of the GRI have been incorporated into the listing standards of the Johannesburg Stock Exchange, and more than 600 companies and organizations worldwide have issued reports based on the Guidelines.

In our view, the reference to the GRI format in the supporting statement helps shareholders to understand that the Proposal can be implemented, and that there is, in fact, a leading global standard for sustainability reporting that many companies, including the Company's largest competitor, McDonald's, have used to prepare their sustainability reports. The Proposal also presents McDonald's opinion that sustainability reporting has helped it achieve a competitive advantage (See the fifth whereas clause in the Proposal). In this context, it appeared particularly appropriate to us to recommend that Wendy's use the same reporting format that McDonald's used. Overall, the second paragraph of the supporting statement expresses proponent's opinion that use of this format would serve the Company and its shareholders well.

Our views on the GRI notwithstanding, the subject of the Proposal is sustainability reporting in general, and the Company's production of any sustainability report, whether or not it made use of the GRI Guidelines, would constitute compliance with the Proposal. We believe this would be clear to any reader of the Proposal.

For these reasons, we would request that the Staff reject the Company's contention that the second paragraph of the supporting statement renders the Proposal omissible pursuant to Rules 14a-8(i)(3) and 14a-8(i)(7).

However, in the event that the Staff is persuaded by the Company's argument that the supporting statement's second paragraph creates uncertainty or confusion about what the Proposal is requesting, or raises ordinary business objections, we would be willing to omit the paragraph in question. As noted above, the purpose of the Proposal is to request that the Company issue a sustainability report. While we would view positively the use of the GRI Guidelines in preparing such a report, we would also be pleased to see the Company issue a sustainability report without them, and the discussion of the GRI Guidelines in the supporting statement is not crucial to our Proposal.

II. The Proposal is not Vague, Indefinite or Misleading

The Company makes five arguments in support of its contention that the Proposal may be omitted pursuant to Rule 14a-8(i)(3). We will address each in turn.

> **A.** The Company argues that the Proposal is similar to seven other proposals requesting the preparation of GRI-based sustainability reports which the Staff has permitted companies to exclude from their proxy materials on the grounds that they were vague and indefinite (*ConAgra Foods* (July 1, 2004); *The Kroger Co.* (March 19, 2004); *Alberston's, Inc.* (March 5, 2004); *Lowe's Companies, Inc.* (March 3, 2004); *Terex Corporation* (March 1, 2004); *Dean Foods Company* (February 25, 2004); and *Smithfield Foods, Inc.* (July 18, 2003)).

Each of these proposals referenced GRI in the resolved clause, specifically seeking a "sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines." As noted above, the current Proposal does not request the preparation of a sustainability report based on the GRI. Rather, the Proposal simply requests the production of a sustainability report, as did several other proposals which have sustained challenges under Rule 14a-8(i)(3) *(see Johnson Controls, Inc.* (November 14, 2002), *Wal-Mart Stores, Inc.* (February 17, 2004), and *Hormel Foods Corporation* (October 22, 2004)). As noted above, the resolved clause of the current Proposal and of those in *Johnson Controls, Wal-Mart* and *Hormel* are virtually identical.

> **B.** The Company argues that "the Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved, because the Proposal does not adequately describe the reporting requirements contained in the GRI Guidelines" (No-Action Request at 3).

While the Company acknowledges that the Staff has denied no-action relief with regard to several sustainability reporting proposals, the Company argues that the Proposal is similar to several excluded proposals requesting that a company implement a complex set of standards which the proposal did not adequately describe. (See *Kohl's Corporation* (March 13, 2001), *McDonald's* (March 13, 2001)(requesting full implementation of SA8000 standards) and *Alcoa* (December 24, 2002)(requesting full implementation of set of human rights standards)).

The Company has failed to draw a critical distinction between proposals that request the "full implementation" of a complex set of guidelines or standards developed by a third party, and the present Proposal, which explicitly does not. For example, in *Kohl's*, the Proposal requested full implementation of the SA8000 standards on human rights, but arguably did not provide sufficient detail regarding this complex set of standards.

By contrast, the current Proposal's resolved clause and the first paragraph of its supporting statement do not request 'full implementation' of anything. By stark contrast, the Proposal merely "recommends" use of a specific reporting format.

Additionally, the Company's argument is misleading because it speaks – in numerous places – of the "reporting requirements" of the GRI, when in fact (as the Proposal's supporting statement indicates) the GRI provides flexible guidelines, not reporting requirements (We will revisit this argument in Section III, *infra*).

As noted above, the first paragraph of the Proposal's supporting statement – ignored by the Company – virtually mirrors the supporting statement in the proposals considered in *Johnson Controls, Inc.* (November 14, 2002), *Wal-Mart Stores, Inc.* (February 17, 2004), and *Hormel Foods Corporation* (October 22, 2004). It appears to us to be illogical to argue that a supporting statement that was clear enough to withstand challenge under Rule 14a-8(i)(3) in those cases should be rendered vague and indefinite by mere reference to an external set of guidelines currently in use by more than 600 companies and organizations, including the Company's largest competitor.

C. The Company argues that the Proposal "does not convey the burden on human resources or the considerable expense involved in preparing a report using the GRI Guidelines" (No-Action Request at 4) and argues that these burdens and expenses may be excessive.

There are several flaws in this argument. First, as noted above, the Company could comply with the Proposal without using the GRI Guidelines. Second, many companies have issued sustainability reports, both with and without the use of the GRI, at a wide range of cost levels. Companies may choose to reduce costs, for example, by issuing only web-based reports, or by focusing, especially in the first years of reporting, on subject areas for which information has already been collected or can be gathered relatively easily. It is in no way misleading, therefore, to suggest, as the Proposal does, that a sustainability report could be issued at "reasonable cost."

The Company goes on to object that the Proposal "fails to provide guidance in a situation where the Company's Board of Directors determines that the expense to prepare a sustainability report [whatever it turns out to be] is unreasonable." We would submit, however, that such guidance is unnecessary. Approval of the Proposal would express the wish of a majority of shareholders that the Board of Directors find a way to produce a sustainability report at a reasonable cost, and provides the Company with sufficient flexibility to do so, by not mandating a particular format or scope for such a report.

Moreover, we note that the Staff has rejected nearly identical arguments in the past. In *Hormel Foods Corporation* (October 22, 2004) the company argued that a proposal requesting a sustainability report was vague because it did not address the costs of reporting, did not define "reasonable cost," and did not provide for the eventuality that a report could not be made at reasonable cost. Staff was not persuaded by Hormel's arguments, and should also reject the Company's reasoning here with respect to a proposal with a virtually identical resolved clause. We also note that the sustainability proposals that have withstood challenge at *Johnson Controls* and *Wal-Mart* also lacked any guidance on cost, other than a statement, like that in the current Proposal, that the report be prepared at "reasonable expense."

Of course, as discussed above, the Proposal does not request a GRI report. However, we should take a moment to address the Company's implication that a GRI report is *per se* unreasonably expensive. GRI reporting need not be—as the Company implies—any more labor-intensive or expensive than sustainability reporting without the use of the GRI Guidelines. While the GRI Guidelines contain many specific indicators within their six core categories (direct economic impacts, environmental issues, labor practices and decent work conditions, human rights, society, and product responsibility), companies that issue reports based on the GRI often report on only some of them, choosing what they consider most relevant to their business, most important to their stakeholders, or most feasible to report. The GRI also encourages companies to exercise discretion in determining exactly how to provide information on the indicators they include in a report. Many (if not most) of the indicators, moreover, correspond to subject areas that might also be covered in non-GRI based reports. For example, social performance indicators LA10 (Description of Equal Opportunity Policies or Programmes) and LA11 (Composition of Senior Management and Corporate Governance Bodies) would capture diversity information that many companies already disclose, while information about recycling that is included in many sustainability reports would fall under environmental indicator EN11 (Total Amount of Waste by Type and Destination). Indeed, many non-GRI reports could be converted to GRI reports with the simple addition of a GRI Index that would list the indicators for which information is provided.

We encourage companies to use the GRI because it provides a means of standardizing reporting, thus allowing for comparability among reports; because it provides guidance about a range of possible—but not required—subjects for reporting that are of interest to many stakeholders; and because it offers some general principles, such as transparency and inclusiveness, which can enhance the quality of any sustainability report. Use of this format, which provides a company with guidance on the types of issues to be covered, should actually save the company the time and expense of developing a reporting format of its own. Companies can reap these benefits of GRI use at any level of reporting, and without significant additional expenditures, since the GRI Guidelines are publicly available.

> **D.** The Company argues that it would not know what actions to take if the Proposal were approved, because the GRI guidelines can be used in numerous ways and because certain disclosure items within the GRI guidelines are also unclear.

These objections are moot because, as noted above, the Proposal does not require the company to issue a GRI report.

> **E.** The Company objects to the fact that the Proposal requests that the Board issue the sustainability report, but does not specify how much director time should be devoted to the project.

As the Staff is aware, it is common for proposals to request that the Board of Directors issue reports or adopt policies, and it is not usually considered the proponent's responsibility to specify the person-hours that will be necessary to comply with these requests. If a company's management believes that a report requested in a proposal would require excessive amounts of director time to complete, this opinion can be expressed in the company's statement in opposition to the proposal. In addition, the Proposal does not request that the Board "prepare" the report, it merely requests that the Board "issue" the report. The report itself would presumably be prepared by management, and approved by the Board.

III. The Proposal Does Not Relate To the Company's Ordinary Business Operations

The Company argues at some length that the Proposal relates to the Company's ordinary business operations because reporting on some GRI Indicators would require disclosure of information that falls under the category of ordinary business operations, as defined by previous Staff rulings. This argument is incorrect for two primary reasons. First, as noted repeatedly above, the Proposal does not require the Company to use any GRI indicators in the preparation of its report. Second, even if the Company were to use the GRI, it would remain free to pick and choose the indicators on which it would report, or to define the scope of reporting under these indicators, in order to avoid disclosure of any proprietary information or of ordinary business matters the Company preferred not to discuss (Indeed, a shareholder who reviewed any of the reports noted in the Proposal in even a cursory manner would note that these companies also chose to pick and choose the GRI indicators they wished to include in their reports).

In addition, it should be noted that several of the business areas listed by the Company as pertaining to ordinary business are not, in fact, completely covered by the ordinary business exemption, as a number of these areas have important social policy implications. For example, the Company asserts that labor and employment matters are related to ordinary business operations. In making this blanket statement, the Company significantly misrepresents the import of Release 34-40018 (May 21, 1998), which it cites in support of this claim. As the Staff knows, Release 34-40018 announced that the Staff would be returning to its pre-*Cracker Barrel*, case-by-case evaluation of proposals related to employment matters, and that those raising issues of significant social policy would not be considered matters of ordinary business. The two staff rulings the Company cites in support of its view of employment matters were issued prior to Release 34-40018, and were therefore effectively overruled (*Wal-Mart Stores, Inc.* (April 10, 1991) and *Wal-Mart Stores, Inc.* (April 10, 1992)).

Similarly, in order to support its claim that "reports detailing the selection of vendors and suppliers are matters relating to a company's ordinary course of business," the Company cites another precedent that has been superseded by Release 34-40018 (*Kohl's, Corp.* (March 18, 1997) (challenge sustained where Staff noted the proposal concerned "principally employment-related matters")) as well as several vendor standards proposals that were excluded on ordinary business grounds because they requested information on wages (*Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999); and *Warnaco Group, Inc.* (March 12, 1999)) . However, the Company fails to note that many other vendor standards proposals that did not request reports on wages have survived ordinary business challenges in recent years. See, e.g., *TJX Companies, Inc.* (April 5, 2002); *Kmart Corporation* (March 16, 2001); *McDonald's Corporation* (March 16, 2001); *PPG Industries, Inc.* (January 22, 2001); *Oracle Corporation* (August 15, 2000); *Kohl's Corporation* (March 31, 2000); *Nordstrom, Inc.* (March 31, 2000); and *The Warnaco Group, Inc* (March 14, 2000).

We do not believe it is necessary to follow the Company any further in its quest to extract some item of "ordinary business" out of the GRI Guidelines. First, the Proposal's resolved clause clearly states that the report should omit proprietary information. Second, the Proposal does not "request" or "require" a GRI report, and the GRI format does not "require" that any of these indicators be included.

Finally, the Company argues that the Proposal is excludable under Rule 14a-8(i)(7) because it seeks "to impose specific time-frames or methods for implementing complex policies" (No-Action Request at 8). The Company writes that given "the extensive level of detail required by the GRI Guidelines," there would not be sufficient time to produce a report, as the Proposal requests, by September 1, 2005, only four months after the Company's annual meeting. Again, this argument rests on the incorrect assumptions that the Proposal requests: 1) a report based on the GRI Guidelines, and 2) a GRI report that would include detail on every single indicator in the Guidelines (something akin to "full implementation"). Neither of these assertions is correct.

IV. Conclusion

In sum, the Proposal requests that the Company issue a sustainability report. Restaurant chains like Wendy's have significant social and environmental impacts, and disclosure on these issues is important to a growing number of stakeholders, including shareholders, customers, community groups, and employees. As noted in the Proposal, the Company lists a commitment to stakeholders as a core value on its website, stating that "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how the Company is implementing this core value.

As investors, we believe that disclosure on these issues provides insight into how companies are prepared to deal with potential controversies, regulation or litigation, as well as reputation and brand risk. We therefore believe the Company would benefit from expanding and improving the quality of its social and environmental reporting by issuing a sustainability report.

The Company's argument rests on a misreading of the Proposal that defies a plain English interpretation. In support of its claims, it has cited a number of inapposite no-action letters in which Staff permitted the exclusion of proposals requesting reports prepared according to complex guidelines or full implementation of complex third-party standards, as well as a number of precedents that have been overruled by Release 34-40018.

As the Company notes, Staff has repeatedly ruled that proposals similar to our Proposal were not excludable under Rule 14a-8(i)(3) or Rule 14a-8(i)(7) (see *Johnson Controls, Inc.* (November 14, 2002), *Wal-Mart Stores, Inc.* (February 17, 2004), and *Hormel Foods Corporation* (October 22, 2004)). The Proposal is substantively similar to these proposals. In fact, the resolved clause and the first paragraph of the supporting statement – stating what the report "should" include – tracks these prior proposals virtually word for word. The Staff did not exclude these proposals, and we believe the Staff should rule similarly with regard to the current Proposal.

For all of the reasons above, we respectfully request that the Company's request for no-action relief be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

Kimberly Gladman
Shareholder Advocacy Associate

Encl.

cc: Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary, Wendy's

EXHIBIT A

SUSTAINABILITY REPORT

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs.It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including our company's largest competitor, McDonald's. Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

McDonald's states that reporting its social and environmental performance helps to maintain its customers' trust, and that "companies that lose the trust of their customers lose those customers' business forever." McDonald's describes this trust as one of their greatest competitive advantages.

Wendy's lists a commitment to stakeholders as a core value: "We serve all stakeholders and, through balancing our responsibilities to all, we maximize value to each of them." A sustainability report would allow shareholders to evaluate how our company is implementing this core value.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include Wendy's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that Wendy's use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 500 companies, including McDonald's, use or consult the Guidelines for sustainability reporting.

EXHIBIT B

Wendy's International, Inc.

Tim Hortons WENDY'S BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 22, 2004

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Domini Social Investments LLC (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, enclosed are six (6) paper copies of this letter, the Proposal and other correspondence we have engaged with the Proponent relating to the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 14, 2005.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to the following rules:

- Rule 14a-8(i)(3), because the Proposal is vague and indefinite; and
- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

THE PROPOSAL

The Proposal, dated November 5, 2004, requests "that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005." The Proposal's supporting statement recommends that the Company use Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines") to prepare the report. The supporting statement merely provides cursory information on the GRI Guidelines and lists a website of the organization that developed the GRI Guidelines. A copy of the GRI Guidelines that was obtained from the website referenced in the Proposal is enclosed herewith as Exhibit A.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

I. The Proposal may be excluded because it is so vague and indefinite as to be materially misleading.

Rule 14a-8(i)(3) states that a shareholder proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., The Procter & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite," where the company argued that neither the shareholders nor the company would know how to implement the proposal). Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals are still subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> * * *
>
> . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires -- this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff recently has permitted other companies to omit substantively similar proposals from their proxy materials under Rule 14a-8(i)(3) on the basis that the proposals were vague and indefinite. See, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003) (exclusion of proposals requesting preparation of GRI Guideline-based sustainability reports on the basis that the proposals are vague and indefinite).

The Proponent of this Proposal was also the proponent of the shareholder proposal submitted to Lowe's Companies, Inc. in which the Staff ruled that the company could exclude the proposal under Rule 14a-8(i)(3) because it was "vague and indefinite." Lowe's Companies, Inc. (March 3, 2004). The Proponent has submitted a substantively similar proposal to the Company (as compared to the Lowe's proposal), but has placed language regarding the GRI Guidelines in this Proposal in the supporting statement rather than in the resolution. However, as the Staff has clarified in Staff Legal Bulletin No. 14B, proposals that are so inherently vague or indefinite that neither the shareholders nor the company implementing the proposal can determine with reasonable certainty exactly what actions or measures the proposal requires are still subject to exclusion—this applies likewise, to situations "where the proposal and the supporting statement, when read together, have the same result" (emphasis added).

A. From reading the Proposal and supporting statement, shareholders would not be able to determine with reasonable certainty what the proposal requires.

The Company believes the Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved, because the Proposal and the supporting statement do not adequately describe the reporting requirements contained in the GRI Guidelines. The supporting statement to the Proposal states merely that the GRI Guidelines "provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility)." Neither the Proposal nor the supporting statement conveys to the shareholders the extent and complexity of the GRI Guidelines and they fail to provide the shareholders with sufficient background information on guidelines.

The proposal in Kohl's Corporation (March 13, 2001) is very instructive with respect to the issue at hand. In Kohl's Corporation, the proposal called for the company to commit to the full implementation of "the SA8000 Social Accountability Standards" established by the Council of Economic Priorities. Kohl's argued that the proposal was misleading, vague and indefinite under Rule 14a-8(i)(3) due in part because the "shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's further argued the proposal was "devoid of any description of the substantive provisions of SA8000" and that it failed "to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the Company to take." The Staff agreed with Kohl's and permitted the proposal to be excluded under Rule 14a-8(i)(3) as vague and indefinite.

The Proposal at hand is similar to the Kohl's proposal. This Proposal does not attempt to capture the extent or complexity of the information in the GRI Guidelines. The GRI Guidelines consist of nearly 100 pages, over 30 of which contain technical reporting principles, reporting elements and performance indicators. See Exhibit A, pp. 22-56.

Furthermore, the Proposal does not convey the burden on human resources or the considerable expense involved in preparing a report using the GRI Guidelines other than to note that the sustainability report should be prepared "at reasonable cost." However, the Proposal does not describe how the valuation of "reasonable cost" should be determined. The website referred to in the Proposal notes that nine companies have spent an average of approximately $600,000 in preparing sustainability reports using the GRI Guidelines—with one company spending $3 million on its report.

One effect of the Proposal's vagueness with respect to costs is that shareholders would be unable to assess the monetary outlays required to produce the sustainability report and balance those costs against other business objectives. In addition, the Proposal's vagueness fails to provide guidance in a situation where the Company's Board of Directors determines that the expense to prepare a sustainability report—even at a cost of less than $600,000—is unreasonable. Moreover, the GRI Guidelines call for economic indicators about a company that "have a scope and purpose that extends beyond that of traditional financial indicators." Exhibit A, p. 45. Another aspect of the Proposal's vagueness is that the Proposal does not inform shareholders of reconciliation, accounting adjustments and other problematic issues that may arise if the Company needs to make financial disclosures outside of generally accepted accounting principles to use the GRI Guidelines in preparing a sustainability report.

In summary, shareholders would not be able to determine with reasonable certainty exactly what the GRI Guidelines require from reading the Proposal and the supporting statement or by referring to the GRI Guidelines directly. Accordingly, the Proposal is vague and indefinite and should be excludable under Rule 14a-8(i)(3).

B. The Company would not know what actions to take if the Proposal were approved.

The Proposal and supporting statement are also vague and indefinite with respect to the Company. If the Proposal were adopted, serious questions would arise as to how it should be implemented. Such ambiguities, explained below, make the proposal impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3).

Scope of Report. The GRI Guidelines state that the guidelines may be used in "numerous ways." See Exhibit A, p. i. The GRI Guidelines go on to state that a company may choose to: (i) simply use the guidelines for informal reference, (ii) apply the guidelines in an incremental fashion, or (iii) report based on the more demanding level of "in accordance" with the GRI Guidelines. Id. The Proposal requests that the Company prepare a sustainability report and recommends that the Company use the GRI Guidelines in preparing such report. Upon reading the Proposal and supporting statement, it is unclear whether the Company should prepare the sustainability report by "informal reference" to the guidelines, "in accordance" with the GRI Guidelines or by merely using the "incremental approach." Similar to the sustainability report proposals submitted by shareholders to other companies (see, e.g., ConAgra Foods, Inc. (July 1, 2004); The Kroger Co. (March 19, 2004); Albertson's, Inc. (March 5, 2004); Lowe's Companies, Inc. (March 3, 2004); Terex Corporation (March 1, 2004); Dean Foods Company (February 25, 2004); and Smithfield Foods, Inc. (July 18, 2003) (which received no-action decisions from the Staff on the basis that the proposals were vague and indefinite)) the language in the Proposal and the supporting statement leaves unclear the method by which the Company should prepare the sustainability report. Thus, the Proposal is vague and indefinite and should be excludable under Rule 14a-8(i)(3).

Vagueness of the Guidelines. Aside from the Proposal and its supporting statement, the GRI Guidelines themselves are too vague and indefinite to provide the Company with a reasonable degree of certainty as to what should be disclosed. If the Proposal were adopted, the Company would have difficulty responding to or interpreting the following disclosure items, among others, within the GRI Guidelines:

- criteria/definitions used in any accounting for economic, environmental and social costs and benefits (Exhibit A, p. 40);
- reporting organization's approach to managing indirect economic, environmental and social impacts resulting from its activities (Id., p. 43); and
- programs and procedures pertaining to economic, environmental and social performance (Id.).

As these examples illustrate, the GRI Guidelines are vague and ambiguous. The information necessary to comply with each of the above reporting GRI Guidelines is not clear to a reasonable degree of certainty. If the GRI Guidelines themselves are vague and indefinite, the Proposal and supporting statement referencing them and requesting a sustainability report be prepared using such guidelines would also be impermissibly vague and indefinite.

Moreover, the Proposal requests that "the Board of Directors issue a sustainability report to shareholders . . . by September 1, 2005." Although the Proposal mandates director involvement and not oversight, it fails to specify how much involvement the Company's Directors should devote to this one project. As the Staff can appreciate, in the evolving regulatory environment within which all directors today necessarily function, time is a premium and the Proposal lacks clarity on how much director time is to be mandated.

C. Distinguishing our position from other decisions by the Staff.

We note that in a few cases the Staff has not permitted exclusion of proposals dealing with sustainability reports under Rule 14a-8(i)(3). See Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002). However, in none of those cases did the proponent request that the sustainability report be prepared using the GRI Guidelines or any other complex and vague set of reporting standards. Compare Johnson & Johnson (February 7, 2003) (proposal requesting report on the company's progress concerning "the Glass Ceiling Commission's business recommendations" was excludable under Rule 14a-8(i)(3) as vague and indefinite); Kohl's Corporation (March 13, 2001) and McDonald's Corp. (March 13, 2001) (proposals calling for implementation of "the SA8000 Social Accountability Standards" were excludible under Rule 14a-8(i)(3) as vague and indefinite); and Alcoa, Inc. (December 24, 2002) (proposal requesting the company commit to the full implementation of a set of human rights standards was excludable under Rule 14a-8(i)(3) as vague and indefinite).

The Company believes it is clear that the Proposal and its supporting statement are impermissibly vague and indefinite, and, based on Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3).

II. The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) states that a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. The Staff consistently permits the exclusion of proposals seeking the preparation of reports on ordinary business matters. See, e.g., Ford Motor Company (March 2, 2004) (proposal calling for report on global warming was excludible "as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)" ruled excludable); AT&T Corp. (February 21, 2001) (proposal requesting a report on the nature, presentation and content of cable television programming ruled excludable); Wal-Mart Stores, Inc. (March 15, 1999) (proposal requesting report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Nike, Inc. (July 10, 1997) (proposal requesting that the board report on compliance with the company's code of conduct by independent contractors in foreign countries related to sustainable community wage levels ruled excludable). Even in situations where only part of the proposal relates to ordinary business operation, the Staff has permitted exclusion of the entire proposal–notwithstanding that a portion of "the proposal appears to address matters outside the scope of ordinary business." E*Trade Group, Inc. (October 31, 2000).

A. The GRI Guidelines require disclosure of information related to ordinary business operations.

Labor and employment matters. Reports on labor and employment matters, including general employee compensation and benefits, are related to ordinary business operations. See Staff Legal Bulletin No. 14A (July 12, 2002) and Release 34-40018 (May 21, 1998). The GRI Guidelines (assuming full applicability) require reporting of matters related to the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, nondiscrimination, freedom of association, child and forced labor and customer health and safety. Exhibit A, pp. 52-55. The Company views this information as proprietary, as confidential and as part of its ordinary business operations. The Staff has previously agreed with that position. See, e.g., Wal-Mart Stores, Inc. (April 10, 1992) (proposal requesting detailed information on the composition of the company's workforce, employment practices and policies for selecting suppliers of goods and services excludable as relating to ordinary business operations); Wal-Mart Stores, Inc. (April 10, 1991) (proposal calling for the company to publicize its policies in the areas of equal employment opportunity and affirmative action excludable as relating to ordinary business operations).

Relationships with suppliers and vendors. The "retention of suppliers" is an example of an ordinary business matter that is so "fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct stockholder oversight. Release 34-40018 (May 21, 1998). The GRI Guidelines require a list of stakeholders, including suppliers, key attributes of each, and their relationship to the reporting company. Exhibit A, p. 40. The GRI Guidelines also require a supplier breakdown by organization and country. Id., p. 47. The Company views information regarding its suppliers and stakeholders as proprietary, as confidential and as fundamental to management's ability to run the Company.

The Staff has consistently taken the position that requests for reports detailing the selection of vendors and suppliers are matters relating to a company's ordinary course of business, and may be omitted pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999), Kmart Corporation (March 12, 1999) and The Warnaco Group, Inc. (March 12, 1999) (proposals requesting reports on the companies' actions to ensure they do not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); and Kohl's Corp. (March 18, 1997) (proposal requesting that the board report on its standards imposed on vendors, subcontractors and buying agents in countries where it sources goods ruled excludable).

Products and services. Decisions regarding the products and services offered by a company, and the manner in which a company provides them, are matters of ordinary business operations. See Release 34-40018 (May 21, 1998). The GRI Guidelines require information on a company's "major products and/or services, including brands if appropriate." Exhibit A, p. 39. The GRI Guidelines also require an indication of "the nature of its [the company's] role in providing these products and services, and the degree to which the organization relies on outsourcing." Id. Furthermore, the GRI Guidelines require companies to report major externalities associated with their products or services. Id. It is our belief that these categories of information relate to the Company's ordinary business operations.

Location of the company's operations. Decisions concerning the location of a company's operations are matters of ordinary business operations. See Minnesota Corn Processors, LLC (April 3, 2002) (permitting exclusion of a proposal to build a new plant because it related to the company's ordinary business operations under Rule 14a-8(i)(7)) and MCI WorldCom, Inc. (April 20, 2000) (permitting exclusion of a proposal that requested analysis of the economic impact of relocating the company's facilities under Rule 14a-8(i)(7)). The GRI Guidelines require companies to report "major decisions during the reporting period regarding the location of, or changes in, operations." Exhibit A, p 43. The Company views decisions related to its site operation selection process and criteria as proprietary, as confidential and as part of the Company's ordinary business operations.

Supplemental financial disclosures. The form, content and presentation of financial disclosures in reports to stockholders, outside of the requirements of GAAP, pertain to ordinary business matters. See American Stores Company (April 7, 1992) (excluding a proposal to disclose the profit or loss of each of the company's subsidiaries when such disclosures were not required by GAAP). The GRI Guidelines require economic indicators about a company that "have a scope and purpose that extends beyond that of traditional financial indicators." Exhibit A, p. 45. Such disclosures include geographic breakdowns of market share, supplier breakdowns by organization and country, payroll and benefit breakdowns by country and breakdowns of distributions to capital providers. Id. at 47-48. These categories of information relate to the Company's ordinary business operations and should be excludable under Rule 14a-8(i)(7).

B. The proposal seeks to micromanage the Company by imposing highly detailed reporting obligations related to ordinary business operations.

The Staff has previously concurred that proposals requiring highly detailed disclosure about day-to-day operations seek to micromanage the company and are excludable under Rule 14a-8(i)(7). See Release 34-40018 (May 21, 1998) and Wal-Mart Stores, Inc. (April 10, 1991) (permitting exclusion of a proposal calling for disclosures regarding composition of minority-owned companies among suppliers, equal employment opportunities and affirmative action under ordinary business operations). Release 34-40018 also notes that proposals that seek "to impose specific time-frames or methods for implementing complex policies" will be excludable under 14a-8(i)(7). In our view, proposals that impose specific time-frames for issuing "complex reports" should also be excludable under Rule 14a-8(i)(7). The Company's 2005 Annual Meeting of Shareholders is currently scheduled for April 28, 2005. The Proposal requests that the sustainability report be issued by September 1, 2005. Assuming the Staff disagrees with our position stated herein and that the shareholders approve the Proposal at the meeting on April 28, 2005, the Company would have only four months to prepare the complex and detailed report. The Company believes that through the extensive level of detail required by the GRI Guidelines and the arbitrary deadline of September 1, 2005 that the Proponent has requested, the Proposal seeks to micromanage the Company's operations.

Furthermore, the GRI Guidelines would require the Company to report detailed information on its day-to-day operations including, but not limited to, the following:

- direct energy use segmented by primary source (Exhibit A, p. 49);
- annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources (Id.); and
- net employment creation and average turnover segmented by region/country (Id., p. 52).

The Company believes that the report requested by the Proposal would implicate the type of micromanaging the Staff has found impermissible. Thus, the Proposal should be excludable under Rule 14a-8(i)(7).

C. Distinguishing our position from other decisions by the Staff.

The Company notes that in Hormel Foods Corporation (October 22, 2004); Wal-Mart Stores, Inc. (February 17, 2004); and Johnson Controls, Inc. (November 14, 2002) the Staff did not permit exclusion under Rule 14a-8(i)(7) of proposals requesting sustainability reports. However, the Johnson Controls and Wal-Mart proposals (unlike this Proposal) did not recommend that the Company prepare the sustainability report by using the GRI Guidelines or other arbitrary and vague set of reporting standards. In contrast, the Proposal submitted to the Company requests a sustainability report be prepared using a complex and numerous set of guidelines, many of which require disclosure related to ordinary business operations.

Likewise, the Hormel Foods no-action letter is not dispositive to the matter at hand. The Hormel Foods proposal dealt solely with a sustainability report that examined the environmental impacts of both company-owned and contract livestock operations. The Hormel Foods proponent noted that numerous lawsuits had been filed in various states relating to the environmental issues to be addressed in the sustainability report requested and that Hormel Foods may have direct or indirect liability with respect to such matters, and the sustainability report would provide Hormel's investors with a better understanding of Hormel's "possible environmental liabilities and allow them to better assess Hormel's business model." The Proposal submitted to the Company does not have a specific focus, rather it references reporting guidelines that have a hodgepodge of topics, and a sustainability report prepared using the GRI Guidelines would not give investors a clearer view of the Company's potential liabilities or a platform to better understanding our business model. Therefore, the proposal should be excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the proposal from the Proxy Materials for its 2005 Annual Meeting of Shareholders in reliance on Rules 14a-8(i)(3) and 14a-8(i)(7). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2005 Annual Meeting of Shareholders on or about March 14, 2005 and to submit final materials for printing on or about March 9, 2005. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (212) 217-1101 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Domini Social Investments LLC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wendy's International, Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board issue a sustainability report to shareholders.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Daniel Greenspan
Attorney-Advisor